UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

CONTAX PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ)

no. 04.032.433/0001-80

Corporate Registry ID (NIRE) 33300275410

REFERENCE FORM

For the fiscal year ended: December 31, 2009

In compliance with Exhibit 24 of CVM’s Instruction nº 480 of December 07, 2009 (Instruction CVM 480).

Idetification

Contax Participações S.A., a company registered under CNPJ/MF No. 04.032.433/0001-80 and with its incorporation documents duly filed with the Board of Trade of the State of Rio de Janeiro (“JUCERJ”) under NIRE No. 33.300.275.410, registered as a public-held company with the Brazilian Securities Commission (“CVM”) under No. 01910-0 (“Company” or “Contax Participações”) [1]

Head Office	The Company’s head office is located at Rua do Passeio, nº 56, 16th floor, Rio de Janeiro - RJ.
Investor Relations Department	The investor relations department of the Company is located in our head office. The Investor Relations Officer is Mr. Michel Sarkis. The phone number of the department is (55**21) 3131-0009, our fax number is (55**21) 3131-0294 and our email is: ri@contax.com.br.

[1] The term “Company” refers to Contax Participações S.A. and its controlled companies, direct and indirect, wich are consolidated results.

Independent Auditors of the Company	Deloitte Touche Tohmatsu Auditores Independentes, located at Av. Pres. Wilson, 231 - Centro - RJ CEP: 20030-905 – Brazil. Phone Number: (21) 3981-0500 Fax Number: (21) 3981-0600
Shares and Securities Issued	Shares listed on the BM&FBOVESPA S.A. – Stock Exchange (“BM&FBOVESPA”) under the tickers “CTAX3” e “CTAX4”.
Newspapers in wich the Issuer Divulges its Information

The disclosures, according to the Law No 6.404, from December 15, 1976, as amended (“Corporations’ Law”) are disclosed in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro) and “Valor Econômico”.

Website	www.contax.com.br. The information included in the Company’s website is not an integral part of this Reference Form
Shareholders Service	The shareholders service is provided at the Company’s head office, phone number and email above mentioned.

1.                  Identification of the People Responsible for the content of this Reference Form

CONSIDERATIONS REGARDING THIS REFERENCE FORM

The Reference Form is prepared based on CVM Instruction 480.

The date of the last update of this reference form does not necessarily mean that this document had all of its information updated by the stated date, but that some or all of the information contained herein has been updated according to Article 24 of CVM Instruction 480 heading and paragraphs 1º, 2º and 3º.

This reference form is not characterized as a document for a public offering of securities of the Company and does not constitute an offer to sell or a solicitation of an offer to buy securities in Brazil or in any other jurisdiction.

1.1.      Statements by the President and Director of Investor Relations, stating that: (a) they reviewed the reference form, (b) all information contained in the Reference Form comply with the provisions in CVM Instruction 480, in particular to Articles 14 to 19; and (c) the information contained in it is a true picture, accurate and complete of the economic and financial situation of the issuer and the risks inherent in their activities and securities issued by it.

I, Francis James Leahy Meaney, CEO of the Company, hereby declare that I have reviewed the reference form, that all information contained on this form meet the provisions of CVM Instruction 480, in particular to Articles 14 to 19, and that all information in it is an accurate and complete description of the economic and financial situation of the Company and the risks inherent in their activities and securities issued by it.

I, Michel Neves Sarkis, Director of Investor Relations of the Company, hereby declare that I have reviewed the reference form, that all information contained on this form meet the provisions of CVM Instruction 480, in particular to Articles 14 to 19, and that all information in it is an accurate and complete description of the economic and financial situation of the Company and the risks inherent in their activities and securities issued by it.

2.                  Auditors

2.1.      With respect to the independent auditors, please indicate:

	12.31.2009	12.31.2008	12.31.2007
a) Corporate Name	Deloitte Touche Tohmatsu Auditores Independentes	BDO Trevisan Auditores Independentes	BDO Trevisan Auditores Independentes
b) Name of the people in charge, taxpayer´s registry numer (CPF) and contact information	José Carlos Monteiro Website: www.deloitte.com.br CPF: 443.201.918-20 CRC 1SP 100.597/O-2 “S” RJ Av. Pres. Wilson, 231 - Centro - RJ CEP: 20030-905 - Brasil Tel.:(21) 3981-0500 Fax. (21) 3981-0600

José Luiz de Souza Gugel

Website: www.bdotrevisan.com.br

CPF: 918.587.207-53

CRC-RJ-087339/O-4

Rua Sete de Setembro, 71 - 15º and. Centro -  RJ

CEP: 20050-005 - Brasil

Tel.: (21) 2509-9627 Fax: (21) 2221-1395

José Luiz de Souza Gugel

Website: www.bdotrevisan.com.br

CPF: 918.587.207-53

CRC-RJ-087339/O-4

Rua Sete de Setembro, 71 - 15º and. Centro -  RJ

CEP: 20050-005 - Brasil

Tel.: (21) 2509-9627 Fax: (21) 2221-1395

c) Date services were contracted	March 31st, 2009	July 28th, 2008	May 07th, 2007
d) Description of the contracted services	Audit of the Financial Statements, Special Review of Quarterly Information (ITR), Certification Sarbanes-Oxley ("SOX") and Revision of tax rules	Audit of the Financial Statements, Special Review of Quarterly Information (ITR) and Revision of tax rules	Audit of the Financial Statements, Special Review of Quarterly Information (ITR) and Revision of tax rules
e) Any replacement of the auditor, including:	Replacement was made	No replacement made	No replacement made
i) Justification for the replacement	Commercial	Not applicable	Not applicable
ii) Reasons presented by the auditor	Not applicable	Not applicable	Not applicable

2.2.      Inform the total compensation of the independent auditors in the previous year, listing the fees related to audit services and those related to any other services rendered:

The remuneration of the auditors regarding the last financial year, ended on December 31, 2009, amounted to R$ 863 thousand (U.S.$ 919 thousand in 2008), referring only to audit services provided.

2.3.      Supply other information that the Issuer may deem relevant:

All information relevant and pertinent to this topic were published in the items above.

3.                  Selected Financial Information

3.1.      Selected Financial Information:

	In (R$ thousand), except number of shares
	12.31.2009	12.31.2008	12.31.2007
a) Shareholder's Equity	342,657	282,698	279,196
b) Total Assets	1,130,899	992,686	744,619
c) Net Revenue	2,161,019	1,774,728	1,365,815
d) Gross profit	403,747	284,081	180,736
e) Net Earnings	139,916	92,409	47,374
f) Number of Shares, excluding treasury	14,773,469	14,776,669	15,690,670
g) Book value per share	23.19	19.13	17.79
h) Earnings per share	9.47	6.25	3.02

3.2.      Non-accounting measures

a.     inform the value of the non-accounting measures; and b. perform reconciliation between the amounts disclosed and the amounts in the audited financial statements:

The table below shows the reconciliation between net income and Adjusted EBITDA [2]:

	(In thousands of R$, except percentages)
	Fiscal year ended December 31,
	2009	2008	2007
Net Earnings	139,916	92,409	47,374
Net Financial Result	15,391	50	3,546
Income Tax and Social Contribution	69,339	53,456	27,331
Depreciation and Amortization	113,511	100,851	111,764
Minority Interest	(634)	3	-
Expenses (income), net	1,795	1,818	(67)
Adjusted EBITDA	339,318	248,587	189,948
Adjusted EBITDA Margin % *	15.7%	14.0%	13.9%
Net Operating Income	2,161,019	1,774,728	1,365,815
* Calculated by dividing Adjusted EBITDA by net operating revenue.

² EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under BR GAAP, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

	(In thousands of R$, except percentages)
	Fiscal year ended December 31,
	2009	2008	2007
Net cash provided by operating activities	278,786	252,748	203,176
Items that do not affect cash results	(90,029)	(50,028)	-
Changes in assets and liabilities	16,079	47,135	23,841
Others	-	-	-
Net Financial Earnings	15,391	50	3,546
Depreciation and Amortization	113,511	100,851	111,764
Adjusted EBITDA	333,738	350,756	342,327
Adjusted EBITDA Margin % *	-	-	-
Net Operating Income	2,161,019	1,774,728	1,365,815
* Calculated by dividing Adjusted EBITDA by net operating revenue.

	(In thousands of R$, except percentages)
	Fiscal year ended December 31,
	2009	2008	2007
Short-Term Debt	65,188	30,305	18,518
Long Term Debt	153,420	213,634	126,030
Total Debt	218,608	243,939	144,548
Cash, cash equivalents and securities	382,518	355,928	240,310
Net Cash	163,910	111,989	95,762
Short-Term Debt (%)(1)	30%	12%	13%
Long Term Debt (%)(2)	70%	88%	87%

(1) The percentage of short-term debt is calculated by dividing the value of short-term debt by total debt.
(2) The percentage of long-term debt is calculated by dividing the value of long-term debt by total debt.

b.   explain why it believes that such a measurement is the most appropriate one for the correct understanding of its financial position and the results of its operations

EBITDA is used as a performance measure by our management, which is why we believe it is important to include it in this form. The Company's management believes that EBITDA is a practical measure to assess its operating performance and allow comparison with other peer companies. According to CVM Circular Letter No. 1/2005, EBITDA may be defined as income before financial income (expense), net, income tax and social contribution, depreciation and amortization and non operational.

[3] ³Net Cash is calculated by substracting from cash and financial investmetns the balances of "loans and financing" and "leasing”. Net Cash is not recognized under BR GAAP, does not represent cash flow in the periods presented, should not be considered an alternative to cash and cash equivalents and is not an indicator of performance. Net Cash is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use Net Cash as an indicator of its operating and financial performance.

Our Adjusted EBITDA consists of earnings before interest income (expense), net, income tax and social contribution, depreciation and amortization, non-operating income and non-recurring items.

3.3.      Identify and comment on any event subsequent to the most recent financial statements for the year that might significantly change them:

There were no subsequent events that could substantially alter the financial statements of December 31, 2009.

3.4.      Describe the policy for the appropriation of income for the past three years, indicating:

Fiscal Year Ended December 31, 2009

a) Rules on retention of earnings:

Under the Corporate Law, shareholders of the Company may decide at the meeting and general meeting a proposal by the administration to retain a portion of net income to be used in the Company's investments. There was retention of profits for the year ended December 31, 2009, consisting of a Statutory Reserve approved on the General Meeting held on April 28, 2010.

b) Rules on the distribution of dividends:

According to its bylaws, Contax must distribute dividends for each fiscal year, amounting to not less than 25% of the net income. The Company may distribute dividends quarterly, provided that the total dividends paid does not exceed the value of the capital reserves.

The preferred shares have priority in repayment in a liquidation of the Company process, without premium, and payment of dividends, not cumulative: (i) 6% per annum on the value resulting from dividing the capital subscribed by the number of preferred shares of the Company, or (ii) 3% of the equity of the share, whichever is greater between the two.

The amount of dividends that are owed to the shareholders and any other proceeds will be paid in the form deliberated by the General Meeting, from the close of the fiscal year to date fixed for the actual payment.

c) Frequency of the distribution of dividends

The Company's dividends are distributed in an annual basis. The Company may declare interim dividends by using resources from the accounts related to accrued profits or profits allocated in the reserves from the last annual or biannual results approved by the shareholders. Additionally, the Company may declare dividends from net income in the latest half-year or the balance for a shorter period, provided that the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves. The distribution of interim dividends can be compensated for the value of mandatory dividends related to net income in the year in which the interim dividends were distributed.

d) any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements, court, administrative or arbitration decisions

Under Article 193 of the Corporate Laws, 5% of the annual net income may be allocated to the formation of a capital reserve, which may not exceed 20% of the capital or the limit of the first paragraph of Article 193 of the Corporate Laws.

Fiscal Year Ended December 31, 2008

a) Rules on retention of earnings:

Under the Corporate Law, shareholders of the Company may decide at the meeting and general meeting a proposal by the administration to retain a portion of net income to be used in the Company's investments. The unrealized profit of 2006 was used, there was retention of profits from the fiscal year ended on December 31, 2008, with a Statutory Reserve being formed as approved on the General Meeting held on April 7, 2009.

b) Rules on the distribution of dividends:

According to its bylaws, Contax must distribute dividends for each fiscal year, amounting to not less than 25% of the net income. The Company may distribute dividends quarterly, provided that the total dividends paid does not exceed the value of the capital reserves.

The preferred shares have priority in repayment in a liquidation of the Company process, without premium, and payment of dividends, not cumulative: (i) 6% per annum on the value resulting from dividing the capital subscribed by the number of preferred shares of the Company, or (ii) 3% of the equity of the share, whichever is greater between the two.

The amount of dividends that are owed to the shareholders and any other proceeds will be paid in the form deliberated by the General Meeting, from the close of the fiscal year to date fixed for the actual payment.

c) Frequency of the distribution of dividends

The Company's dividends are distributed in an annual basis. The Company may declare interim dividends by using resources from the accounts related to accrued profits or profits allocated in the reserves from the last annual or biannual results approved by the shareholders. Additionally, the Company may declare dividends from net income in the latest half-year or the balance for a shorter period, provided that the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves. The distribution of interim dividends can be compensated for the value of mandatory dividends related to net income in the year in which the interim dividends were distributed.

d) any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements, court, administrative or arbitration decisions

Under Article 193 of the Corporate Laws, 5% of the annual net income may be allocated to the formation of a capital reserve, which may not exceed 20% of the capital or the limit of the first paragraph of Article 193 of the Corporate Laws.

Fiscal Year Ended December 31, 2007

a) Rules on retention of earnings:

Under the Corporate Law, shareholders of the Company may decide at the meeting and general meeting a proposal by the administration to retain a portion of net income to be used in the Company's investments. In the year ended on December 31, 2007, a Statutory Reserve was established to ensure the third stock repurchase program, approved on 07/26/2007. In addition, the General Meeting held on April 04, 2008, approved the usage of the Unrealized profit Reserve from 2005 and part of the unrealized profit reserve from 2006.

b) Rules on the distribution of dividends:

According to its bylaws, Contax must distribute dividends for each fiscal year, amounting to not less than 25% of the net income. The Company may distribute dividends quarterly, provided that the total dividends paid does not exceed the value of the capital reserves.

The preferred shares have priority in repayment in a liquidation of the Company process, without premium, and payment of dividends, not cumulative: (i) 6% per annum on the value resulting from dividing the capital subscribed by the number of preferred shares of the Company, or (ii) 3% of the equity of the share, whichever is greater between the two.

The amount of dividends that are owed to the shareholders and any other proceeds will be paid in the form deliberated by the General Meeting, from the close of the fiscal year to date fixed for the actual payment.

c) Frequency of the distribution of dividends

The Company's dividends are distributed in an annual basis. The Company may declare interim dividends by using resources from the accounts related to accrued profits or profits allocated in the reserves from the last annual or biannual results approved by the shareholders. Additionally, the Company may declare dividends from net income in the latest half-year or the balance for a shorter period, provided that the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves. The distribution of interim dividends can be compensated for the value of mandatory dividends related to net income in the year in which the interim dividends were distributed.

d) any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the Issuer, as well as agreements, court, administrative or arbitration decisions

Under Article 193 of the Corporate Laws, 5% of the annual net income may be allocated to the formation of a capital reserve, which may not exceed 20% of the capital or the limit of the first paragraph of Article 193 of the Corporate Laws.

3.5.      In table form, indicating, for each of the three fiscal years.

	Fiscal year ended December 31,
	2009(1)	2008(2)	2007(3)
a) Net income adjusted for dividends (thousand R$)	122,390	87,789	51,285
b) Dividend distributed (in thousand R$)	90,000	50,000	13,414
Proposed dividend	30,597	21,947	777
Dividends in excess	59,403	11,427	-
Dividends from revenue reserves from the results of 2005/2006/2007	-	16,626	12,637
Minimum mandatory dividend (25%)	30,597	21,947	12,821
Minimum preferential dividend (shares)	8,336	8,336	8,588
c) Percentage of dividend distributed over the adjusted net income (in%)	73.5%	57.0%	26.2%
d) Dividend distributed (in thousand of R$)	90,000	50,000	13,414
Common shares (R$)	1.5058	3.3522	0.9972
Preferred shares (R$)	1.5058	3.4030	0.7746
e) Date of payment of dividend	28/06/2010	27/04/2009	30/04/2008
f) Rate of return over the equity of the Issuer (in %)	26.3%	17.7%	4.8%
g) Net income retained	49,916	59,035	53,207
Absorption of accumulated deficit	11,084	-	-
Legal reserve	6,442	4,620	2,699
Statutory reserve / unrealized profit	32,390	54,415	50,508
h) Date of approval of the retention	4/28/2010	04/07/2009	04/04/2008

(1) As the value of dividends paid from January 1, 2010 through the date of commencement of payment at 28 June 2010, using the Reference Rate (TR).
(2) As the value of dividends paid from January 1, 2009 until the date of commencement of the payment in April 27, 2009, by applying the Reference Rate (TR).
(3) As the value of dividends paid from January 1, 2008 until the date of commencement of the payment in April 30, 2008, by applying the Reference Rate (TR).

3.6.      Inform whether, in the past three years, dividends were declared on retained earnings or reserves recognized in prior years:

In the General Shareholder´s Meeting held on April 4, 2008, the proposal of the Administration regarding the Financial Statements for the year ended on December 31, 2007 was approved, regarding the allocation of the unrealized profit reserve formed in 2005, in the total of R$ 4,313 thousand, and part of the unrealized profit reserve formed in 2006, amounting to R$ 8,323 thousand for distribution of dividends and the allocation of income of that year, amounting to R$ 53,984 thousand  that will be done in the following way: (A) allocation of the amount of R$ 2,699 thousand to the legal reserve; (b) distribution of dividends to the Company's  shareholders on April 04, 2008, for a total gross of R$ 13,414 thousand; (c) allocation of the amount of R$ 12,044 thousand for an unrealized profit reserve; and (d) allocation of the amount of R$ 38,463 thousand for the statutory reserve.

In the General Shareholder´s Meeting held on April 7, 2009, the proposal of the Administration regarding the Financial Statements for the year ended on December 31, 2008 was approved, R$ 16,627 thousand from the unrealized profit reserve and the proposed allocation of income of that year, totaling R$ 109,035 thousand as follows: a) R$ 4,620 thousand for the legal reserve; b) R$ 54,415 thousand for the statutory reserve; and c) R$ 50,000 thousand for distribution of dividends to the Company's shareholders on April 7, 2009, of which R$ 33,373 thousand as dividends for the year ended December 31, 2008 and R$ 16,627 thousand with the utilization of the profit reserves.

In the General Shareholder´s Meeting held on April 289, 2010, the proposal of the Administration regarding the Financial Statements for the year ended on December 31, 2009 was approved, with the allocation of income of that year, totaling R$ 139,916 thousand as follows: a) R$ 11,084 thousand to offset accumulated losses; b) R$ 6,442 thousand for the legal reserve; c) R$ 32,390 thousand  for the statutory reserve; and d) R$ 90,000 thousand for distribution of dividends to shareholders.

3.7.      In a table, please describe the Issuer’s indebtedness ratio, indicating:

 The table below shows the consolidated debt which includes the non-current and current liabilities of the Company as of December 31, 2009, 2008 and 2007, as presented in the consolidated financial statements of the Company.

	Fiscal year ended December 31,
(In thousands of R$)	2009	2008	2007
Current liabilities	65,188	30,305	18,518
Non-current liabilities	153,420	213,634	126,030
Total Debt	218,608	243,939	144,548
Shareholder's Equity	342,657	282,698	279,196
Debt ratio(1)	0.64	0.86	0.52
(1) Total debt divided by shareholders' equity

3.8.      In a table, breaking down debts into secured debts, debts with floating guarantees and unsecured debts, please indicate the amount of the Issuer's liabilities in accordance with their due dates:

		Deadline Due
	Less than 1 year	Over 1 year and less than 3 years	Exceeding 3 years but less than 5 years	Total
(In thousands of R$)
Collateral	-	-	-	-
Floating Guarantee	-	-	-	-
Unsecured Debts	65,188	112,642	40,778	218,608
Total	65,188	112,642	40,778	218,608

3.9.      Supply other information that the Issuer may deem relevant:

(a) New BNDES contract

In March of 2010, Contax entered into a new financing agreement with BNDES, in the amount of R$ 323,552 thousand, divided into two subcredits:

Subcredit “A” refers to the amount of R$ 281,455 thousand, with the funds being available for increasing installed capacity and upgrading current facilities, improving service quality, training programs and investments related to Research & Development, within the BNDES PROSOFT- Software Industry and Correlated Services Development Program; and

Sub credit “B” refers to the amount of R$ 42,097 thousand, with the funds being available for the purchase of machinery and equipment that meet the criteria established by FINAME (Agência Especial de Financiamento Industrial – Special Industrial Financing Agency).

Over the principal loan balance of sub credit “A”, the interest charged will be composed of a 1.73% p. y., as well as the Brazilian long-term interest rate (TJLP) and a surcharge of 1.0% p. y. Over the principal loan balance of Sub credit “B” , the interest charged will be of 4.5% p. y.

Repayment of the principal of the loan to the BNDES will occur in 60 monthly and successive instalments, with the first instalment due on October 15, 2011, and the last, on October 15, 2016. The maturity of the financial burden will be quarterly from March 2010 to September 2011, becoming monthly from October 2011.

The Company offered as guarantee for the funding the receivables from the Service Agreement signed with Telemar Norte Leste SA ("Oi Fixa"), TNL PCS SA ("Oi Móvel") and Telemar Internet Ltda. Furthermore, it agreed to maintain during the term of this contract, Coverage Ratio Debt Service equal to or greater than 1.65, as follows:

a)         Coverage Ratio Debt Service calculated by dividing EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) by the Debt Service on a semiannual basis;

b)         Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) is equivalent to operating profit before financial result, income tax and social contribution, depreciation and amortization expenses in half;

c)         Debt Service equals the amount of debt actually paid to creditors by way of repayment of principal and interest in the half.

 (b) Contract with the Banco do Nordeste

On March 16, 2010, Contax signed a financing agreement with Banco do Nordeste do Brasil S.A. (“BNB”) in the amount of R$ 51,000 thousand, with the proceeds used to invest on a contact center unit in the city of Recife, Pernambuco. The principal loan balance will be subject to interest of 10.0% per annum, with a 15.0% discount on this rate as a performance bonus in case the installments are paid by the maturity dates stipulated in the agreement. The principal will be paid to BNB in 36 monthly and successive installments, with the first installment due on April 16, 2012 and the last due on March 16, 2015.

4.                  Risk Factors

4.1       Describe risk factors that may influence an investment decision, particularly those related to:

a.    The Company:

The inability to pass on cost increases to customers may impact the profit margins

Our ability to pass on price increases to offset the increased cost represents a significant factor in the results. The contact center business is very labor intensive and personnel costs are among the key factors impacting our costs. Such costs include salaries, benefits and taxes on the payroll. In 2009, personnel costs accounted for 74.8% of total costs, with other costs amounting to 25.2% of third party services, depreciation, rental and insurance.

Our collective agreement is negotiated annually and involves the discussion of pay and benefits. As a form of protection against rising costs, such as the increase in the cost of telecommunications, energy, leased premises and the impact of inflation, most of our contracts have clauses that allow for the annual renegotiation in prices, that way, any increase in costs can be mitigated. We can choose not to exercise the right to readjust contract prices due to competitive conditions and / or other issues regarding customer relationship.

Our ability to recruit, motivate and retain qualified management and operators could affect the quality of our services, which could impact our ability to attract new clients and retain existing ones.

Since our business is labor intensive, our ability to attract and retain personnel is key to our continued success.  We place significant importance on our ability to recruit, train and retain qualified personnel. We employed 78,200 employees as of December 31, 2009.  On average, in 2009, we experienced a monthly turnover of approximately 5.1% of our personnel, requiring us to continuously recruit and train replacement personnel as a result of a changing and expanding workforce.  In addition, demand for qualified technical professionals familiar with certain technologies may exceed supply, as new and additional skills are required to keep pace with evolving technology.

 In the event that we are unable to recruit, motivate and retain qualified personnel, the quality of our services could be affected, which could impact our ability to attract new clients and retain existing ones.

The departure of key members of management, or the inability to attract and retain qualified members to join it, may have a material adverse effect on its business.

The Company's ability to remain in a competitive position and achieve its growth strategies depends on its Administration. The Company can not guarantee that will continue to be successful in attracting and retaining qualified members to join its administration. The departure of any key members of management, or the inability to attract and retain qualified personnel to integrate it, may cause a material adverse effect on business, financial condition and results of operations.

Our Ability to Efficiently Manage Our Workforce Productivity.

Our profitability depends largely on the productivity of our workforce.  Workforce productivity involves both traffic planning, which consists of designing facilities and resources to meet user requirements, and corresponding workforce management.

Inbound services based on speaking time represented approximately 44.3% of our revenues in 2009.  Efficient traffic planning is key to the profitability of our services, by bringing the number of operators as close as possible to the levels required to deal with incoming call volume.  An excess number of operators, based on an overestimated forecast, may cause our profitability to decrease due to idle capacity.  In contrast, if there are more incoming calls than originally forecasted, we may not have enough operators to deal with the additional call volume, and we may be subject to service level agreement penalties.

Workforce management involves team scheduling that requires the use of sophisticated planning tools to determine the number of employees scheduled during each shift for each type of service, according to our forecast of call volume and speaking time per call, as well as complying with all labor regulations related to our services.  We employ advanced planning and control software packages and have developed several systems that contribute to increased employee productivity.  These systems include proprietary software that links payroll to employee login time and a company-wide intranet that measures individual and team performance indicators.  A significant deviation in these performance indicators could have a material impact on our results of operations.

Success or Failure with Respect to Our Performance-Based Services.

Approximately 32.0% of our revenues in 2009 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services.  Performance targets include successful sales and collection percentages on bad debt, among other performance indicators.  For example, if we are able to collect more money in a given month, our revenue for such debt collection services can be significantly higher.  Our success or failure with respect to such performance-based services can significantly impact our results of operations in any given period.

We may be responsible for labor liabilities, which could have an adverse effect on our profitability.

We were involved in 7,009 labor claims as of December 31, 2009.  Although the total amount of all labor claims filed against us was approximately R$504,919 thousand as of December 31, 2009, as of that date we had only recorded provisions of approximately R$48,362 thousand, based upon our historical losses in similar lawsuits.  We are also subject to potential administrative proceedings brought by the Brazilian Labor Department.

If all of the labor claims filed against us or a greater portion of such claims than we have provisioned for are resolved against us, our profitability would be adversely affected.  There can be no assurance that additional labor claims and proceedings will not be brought against us in the future, or if they are, that an adverse ruling regarding such claims and proceedings would not have a negative impact on the cost of services rendered by us, or result in the impositions of penalties or other negative consequences.

Our operating results may be harmed if we are unable to maximize our contact center capacity utilization.

Our profitability depends largely on how effectively we utilize our contact center capacity.  In order to create the additional capacity necessary to accommodate new or expanded outsourcing contracts, as well as to face significantly higher utilization during peak periods, we must consider opening new facilities or expanding current ones.  The opening or expansion of a contact center may result, at least in the short term, in idle capacity.  If we lose one or more significant clients, if the volume of calls from our clients’ customers declines or if a significant contract is not implemented in the anticipated time frame, our capacity utilization will be affected.

In addition, our profitability is significantly influenced by our ability to forecast accurately incoming calls.  An excess of operators, based on an overestimated forecast, may reduce our profitability due to unused capacity.  In contrast, if there are more incoming calls than forecast, we may not be able to handle the call volume, and we may lose revenues or fail to meet performance requirements under our contracts.  The failure to meet such requirements could subject us to penalties and indemnities under certain clauses of our contracts.

Despite our ongoing efforts to maximize capacity utilization, we are subject to periods of idle capacity.  This may occur mainly in connection with the commencement of new operations or the termination of an existing contract.

There can be no assurance that we will be able to achieve or maintain optimal utilization of our contact center capacity.

The failure to keep our technology up-to-date may prevent us from remaining competitive.

Our business is dependent on our servers, desktops, telecommunications and network equipment, software applications and IT processes and procedures.  The failure to maintain our technological capabilities or to respond effectively to technological changes could adversely affect our competitiveness.  Our continued growth and future profitability depends, among other factors, on the introduction of new services that effectively leverage and respond to technological developments.

Interruption of our contact center services due to unforeseen events could have a material adverse effect on our financial condition and results of operations.

Our ability to provide contact center services is dependent upon our ability to protect our facilities and operations against damage that may be caused by fire, natural disasters, power and telecommunications failures, computer viruses, labor strikes, acts of sabotage or terror and other unforeseen events.  We currently have backup systems for our most critical power and data storage and business interruption insurance to offset, in part, certain losses we may incur if our facilities or operations are adversely affected by events outside our control.  Despite the implementation of these systems and contingency plans, as well as network security measures, we may still experience interruption at one or more of our facilities, and we may be unable to provide the services we are contractually obligated to deliver.

The insurance coverage contracted by the Company may be insufficient to compensate damages.

The insurance coverage contracted by the Company may be insufficient for the compensation of damages. The occurrence of claims exceeding the amount insured or not covered by insurance policies can lead to unexpected and significant additional costs for the company, causing an adverse effect on its activities, results and financial condition.

Breaches of our contact center service contracts could expose us to significant monetary penalties.

We are exposed to different types of contractual penalties as a result of material breaches of our contractual service obligations.  A fair number of our contracts contain provisions setting penalties for breaches at different degrees, determined based on formulas that take into consideration:  (i) the nature and extent of the breach; (ii) the amount of revenues raised or due under the relevant contract in a given year; or (iii) the point in time during the life of the contract in which the breach occurs.  We also have entered into contracts that require us to indemnify our clients for their losses resulting from breach of our obligations under such agreements.  As a general matter, we are unable to quantify our potential exposure under these provisions, as the penalty amounts are based on future variables relating to the nature of the breach, the amount of revenues actually earned or the amount of time during which the contract has been outstanding.

We may be liable for fraudulent activities or misappropriation of our clients’ information by our employees or third parties.

Our contact center business puts us in possession of sensitive client information.  Despite our internal controls and our efforts to protect our clients’ information, we may be held liable for fraudulent activities by our employees or by third parties.  For example, unauthorized persons may be able to breach our physical or network security systems.  Meanwhile, authorized employees may misuse their authorization rights or the information to which they have access.  Our failure to prevent these occurrences could:  (i) damage our reputation with our clients and the market; (ii) allow our clients to terminate their contracts with us; (iii) expose us to potential liability; and (iv) subject us to the previously discussed contractual penalties and indemnities, all of which may substantially harm our business and results of operations.

b.   To the controlling shareholder of the Company:

CTX Participações holds the majority of our voting shares, and there may be circumstances in which its interests differ from or conflict with the interests of our other shareholders.

We are controlled by CTX Participações, which spun-off from Telemar Participações in April 2008 and as of May 31, 2010, had 65.91% of our common shares and 10.58% of our preferred shares.

The Controlling Shareholders have the power to, among other things, elect a majority of the members of the Board and determine the outcome of any resolution requiring shareholder approval, including the related party transactions, corporate reorganizations, divestitures and the time of payment of any future dividends, subject to the requirements of the mandatory dividend payment imposed by the Corporations Act. The Shareholders may wish to make acquisitions, divestitures, financings or seek similar operations that may conflict with the interests of investors.

c.    To the Shareholders of the Company:

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of the investors to sell our shares at the price and time that they might desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature.  The Brazilian securities market is substantially smaller, less liquid and more concentrated than major securities markets in the United States.  As a result, the price for the preferred shares may be subject to substantial volatility, and it may be difficult to find a buyer or a seller at certain times

We can not assure the liquidity of our shares, which could seriously limit the ability of the buyer to sell them by price and time desired.

We may require additional capital in the future that may not be available. If we raise additional capital by issuing new shares, the investor participation in our capital may be diluted.

We may need to raise additional funds through public or private placement of debt or equity, or if so decided the shareholders, additional resources can be obtained by increasing our capital. Any additional capital raised through the sale of our shares, which may not provide for preemptive rights to our shareholders or increase our capital stock may dilute the percentage of investor participation in our Company. Moreover, any additional financing we may need may not be available on terms favorable to us or in any other way.

Holders of ADSs or preferred shares may not receive any dividends.

According to Brazilian corporate law and our by-laws, we must pay dividends to our shareholders totaling at least 25.0% of our annual net income. The Company´s by-laws allow for payment of interim dividends to retained earnings or profit reserves existing in the last annual or biennial. The Company may pay interest on capital, limited to the terms of the law. Interim dividends and interest on capital declared in each fiscal year may be attributed to the mandatory minimum dividend of income for the fiscal year in which they are distributed. Net income can be capitalized, used to absorb losses or otherwise retained as provided in the Corporations Act and may not be available for payment of dividends or interest on capital.  In extreme circumstances, we may not pay dividends to our shareholders in a particular fiscal year if, at a shareholders’ meeting, our Board of Directors advises our shareholders that such distributions would not be advisable in view of our financial condition.

Risks relating to the ADSs and preferred shares

We can terminate the Deposit Agreement without the consent of holders of ADSs.

We can cause the Depositary to terminate the Deposit Agreement at any time by giving the ADS holders at least 30 days’ prior notice.  After termination, the Depositary’s only responsibility will be (i) to deliver deposited securities to ADS holders who surrender their ADSs, and (ii) to hold or sell distributions received on deposited securities.  As soon as practicable after the expiration of one year from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADS holders who have not yet surrendered their ADSs.  After making those sales, the Depositary shall have no obligations except to account for such proceeds and other cash.  The Depositary will not be required to invest such proceeds or pay interest thereon.

Holders of preferred shares and ADSs have limited voting rights.

Of our two classes of capital shares outstanding, only our common shares have full voting rights.  Except in certain limited circumstances, our preferred shares will be entitled to full voting rights only in the event that we fail to pay the minimum dividends for a period of three consecutive years.  As a result of these limited voting rights and the fact that CTX Participações had, as of May 31, 2010, voting rights over 69.09% of our voting shares, holders of our preferred shares and, therefore, of our ADSs, generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings.  All preferred shares underlying the ADSs are registered in the name of the Depositary.  A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings.  A holder of ADSs is entitled to instruct the Depositary as to how to vote the preferred shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying preferred shares directly at a shareholders’ meeting or to appoint a proxy to do so.

d.   To the Company's Subsidiaries and Affiliates:

Risks relating to subsidiaries and affiliates are substantially related to the same Company. For more information about the risk factors mentioned above, see Section 4.1. "A" of this Form.

e.    To the suppliers of the Company:

Not applicable, because the supplies needed for the development of the business plan of the Company are widely available through various vendors.

f.     To its Clients:

A large portion of our revenues originates from a limited number of clients, and the loss of one or more of these clients could significantly impact our results of operations and financial condition.

We strategically focus our marketing efforts on developing long-term relationships with large companies in targeted sectors.  As a result, we rely on a limited number of significant clients for a large percentage of our revenues.  Our contracts with our two largest clients in 2009, Oi and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall (a subsidiary of Banco Itaú Unibanco), accounted for 50.3% and 13.2%, respectively, of our revenues for the year ended December 31, 2009.

We have observed in recent years a trend towards corporate consolidation and change of control of companies in our targeted sectors, such as financial services, telecommunications, utilities and internet.  Such events may cause the termination of existing contracts and the loss of the revenues associated with such contracts.

 The loss of any key client or the failure to retain a significant amount of business with our key clients would have a negative impact on our results of operations and financial condition.

Result Variance and Seasonality

We experience variations in our results of operations primarily due to the timing of our clients’ customer relationship management initiatives, such as customer acquisition and sales campaigns.  For example, we experience higher activity in December, which is typically a month of higher volume of promotional activities and sales for our clients, while the beginning quarter of the year tends to be slower in volume of business due to it being a period of holidays and less working days.

Our periodic results may also be impacted by the start of significant operations under a new contract or the termination of an existing one.  The start of a contract may adversely affect our results, since we incur start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation.  The termination of our existing contracts may also adversely impact our results, as we would incur increases in costs relating to the severance of our employees and the reallocation of our assets, as well as suffer lower utilization rates of our facilities.

Another relevant factor that may impact our results is the practice of annual rate adjustments, usually related to past inflation.  This practice is very common in Brazil, and some of our contracts allow for rate adjustments on an annual basis while some of our costs (e.g., telecommunications and leased facilities) have periodic rate adjustments according to past inflation.  If any significant client contract has its rate adjusted, our monthly results may be positively impacted in relation to the previous month.  We are currently in negotiations with the labor union, and any increase in our employees’ wages or benefits that may result from the conclusion of these negotiations may have an impact on our business until the contractual rate adjustments with our clients become effective. Our annual labor union negotiation typically results in compensation increases, which could take the form of a percentage salary increase and/or one-time payment.  In the event of the latter, our cash flow in a given period would be more acutely affected.

g.    Sectors of the economy in which the Company operates:

If the trend towards outsourcing of contact center services were reversed, the growth rate of our business could be reduced.

The outsourced contact center industry has expanded considerably in the past several years as a result of a trend towards outsourcing of contact center services.  One of the premises upon which the growth of our business and operations is based is that this outsourcing trend will continue.

However, external factors, such as increases in taxes on revenues that could significantly impact the cost of services rendered by contact center companies, could cause our current and prospective clients to maintain or return to the use of their in-house functions and thus reduce the trend towards outsourcing of contact center services.  As the Brazilian government has historically increased taxes on revenues or on income, we may see ourselves forced to adjust our pricing in order to maintain our profit margins, which could unfavorably impact the decision of our clients to retain us.

Our business is highly competitive, and our failure to effectively compete could result in the loss of clients or decreased profitability.

We face significant competition and believe that this competition will intensify.  There are numerous providers of our services, including other contact center service companies, niche players, consulting companies and many small companies that offer low-end services (primarily outbound services).  Aside from those competitors, our clients and potential clients may also decide to utilize in-house personnel to perform contact center services they currently outsource, or maintain their in-house customer service and product support activities.  We also face competition from automated customer services, through the use of internet, interactive voice response, voice recognition and other technologies.

Our competitors’ services and pricing practices, as well as the timing and circumstances of the entry of additional competitors into our market, may harm our business.  The trend towards international expansion by foreign competitors and continuous technological changes may lead new competitors to enter our market and may increase pricing pressures.  Our failure to compete successfully could result in loss of clients and specific service contracts or could result in decreased profitability.

Increases in the use of automated customer services could reduce the demand for our services.

A major part of our services is provided by our contact center attendants.  Services provided by live attendants face increasing competition from automated channels which allow our clients’ customers to directly access self-service assistance systems (e.g., internet sites and automated phone services, such as voice recognition and Interactive Voice Response, a device that automates retrieval and processing of information by phone using touch tone signaling or voice recognition so as to access information residing on a server and reply with a pre-recorded response, such as in “bank-by-phone” transactions).  These automated channels may reduce the need for personal contact with contact center attendants.  As automated services become more technically viable and more widely used, the demand for our services could be reduced.

h.   Regulation of the sector in which the Company operates:

New rules restricting the outsourcing

Currently, we do not have specific legislation on outsourcing and the Judiciary is addressing the discussions on the subject by Precedent 331 of the Superior Labor Court (TST - Tribubal Superior do Trabalho), which authorizes the outsourcing of activities not considered the core business of the companies.

Thus, a sentence was recently passed in the first instance against a customer of the Company, on the grounds that it is not lawful to outsource contact center activities that may be under the protection of the brazilians banking secrecy rules, based on the premise that these activities are related to the core business of the company.

Still on the subject, the Supreme Labor Court of Minas Gerais confirmed the findings by ruling against mobile operator TIM Brazil, forbidding them to outsource their contact center and its telemarketing activities. The Court's rationale is that such activities are part of the core business of the company. Until the date of this report, the case is pending appeal in the TST. In another similar case, the TST has spoken out against the outsourcing of services regarded as core business of CELG (Power Plants Goiás), a state electricity supplier.

Besides the controversy of the concepts of core business and support activities, the current decisions related to these cases may impact the way lower courts consider the types of services that should be considered core activities.

Due to the absence of specific law on contracts for outsourced services and labour relations resulting there from, and the need of the legislature to ratify the concepts of matter, the Legislature has found cause for the proposal of three bills that address the matter, with two pending in Congress and at the Civil House.

New proposals set limits to outsourcing in various industries, including the contact center segment and reveal a constrained scenario for our customers.

The decisions from the Labour Courts and the enactment of any law imposing limits on outsourcing will shape a more narrow scope of the services currently allowed.

Furthermore, other government actions can affect the placement of current and future customers, in order not to opt for outsourcing, exerting a negative effect on the Company's profit margins.

Changes in the Brazilian telemarketing regulatory framework may directly affect us.

On July 31, 2008, the Brazilian Federal Government enacted Decree no. 6,523/2008 (Decreto nº 6.523/2008), which became effective on December 1, 2008 and imposes upon service providers regulated by Federal Agencies (i.e., telephone, electric energy, cable television, credit card, and airline companies) obligations regarding the “Call Centers Law” (Lei dos Call Centers), which mandates compliance with certain service standards for Customer Assistance Services (SAC - Serviço de Atendimento ao

Consumidor).  See “Item 4: Industry Overview — Regulatory Developments regarding Telemarketing Services”.  These laws are applied to a large variety of our clients that have sought services complying with such new rules.  While this set of rules may increase demand for our services, it will also increase the operating costs of our clients.  Additionally, such law provides for substantial non-compliance penalties (ranging from R$200 thousand to R$3,000 thousand per event) that could be assessed upon our clients.  Although we are bound only to the service level agreements contained in our service agreements, our clients might try to transfer any cost associated with such penalties to us.

Also in 2008, the telemarketing industry had its first law instated called the "Do Not Call List". On October 7, 2008, entered into force in the State of São Paulo, Law No. 13.226/2008, establishing a register for blocking telemarketing calls. The purpose is to prevent companies not authorized by the consumer from making unwanted calls to landlines and mobile, under penalty of sanctions.

In 2009, eight other Brazilian states now have legislation of the "Do Not Call List" (RS, MS, PR, DE, ES, EP, MA and PB). The regulations, statewide, include mostly the same guidelines as the competent body and have the PROCON (Consumer Protection) each state.

The laws in force intended to prevent telemarketing companies get in touch with clients enrolled under a public database known as the Register to not receive telemarketing calls. These laws restrict our ability to make outgoing calls, limiting our revenue and growth opportunities.

A series of bills have been submitted to Congress, which seek to regulate various aspects of telemarketing services that the Company provides, including: (i) the days and times allowed for telemarketing calls and (ii) creating a national list of block ("do not call list"). If these bills are approved, our ability to make calls could be significantly restricted, which may adversely impact our current revenue and future growth opportunities.

Changes in the Brazilian labor law may negatively affect the company.

Recently a series of bills have been submitted to Congress. The proposals discussed since the change in working hours, payment in kind of bus passes, defending the health of the worker until the issue of outsourcing.

The Brazilian Ministry of Labor edit and revise, on an ongoing labor regulations regarding specific practices in different sectors of the economy. In April 2007, the Labor Department issued a technical note stating new guidelines regarding work practices and regulations regarding contact center activities. Such standards include, among others, guidelines on the working environment, working hours and breaks, ergonomic design of equipment and work-related diseases (Annex II of Norm n º 17), approved by Standard No. 9, issued by the Ministry of Labour on March 30, 2007 (Ordinance No. 09). The labor inspectors are given more attention to these issues and therefore have required full compliance by companies, of rules on health and safety at work. The implementation of these new regulations could lead to increased costs, which the Company may not be able to pass on to their customers and, in some cases, administrative fines, which could adversely affect the Company's financial condition.

i.      Foreign countries where the Company operates:

Not applicable to the Company.

4.2.      In relation to each of the risks mentioned above, if relevant, comment on expectations of possible reduction or increase in exposure of the Issuer to such risks:

The Company's has as a practice, the continuous analysis of the risks that it may be exposed and which may affect its business, financial condition and results of operations adversely. We are constantly monitoring changes in macroeconomic and sector that can influence our activities, through monitoring of key performance indicators. We have a high degree of control over our suppliers to avoid any adverse effect on our business. We adopted policy of continued focus on financial discipline and conservative cash management. Currently, the Company has not identified scenario of increasing or reducing the risks mentioned in section 4.1.

4.3.      Describe the legal, administrative or arbitration proceedings to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the Issuer or its subsidiaries, indicating:

We are party to several lawsuits that have been proposed in the ordinary course of business. We are subject to tax, labor and other contingencies arising from other demands. The composition of our contingency are as follows:

Nature	December 31, 2009

Labour	48,362

Fiscal	10,944

Civil	615

Total	59,921

Tax Claims

SAT / RAT – Case n.[o] 2010.51.01.001423-0
a. Court	7th Federal Civil Court - Judiciary Subsection of Rio de Janeiro
b. Jurisdiction	1st Instance
c. Filing Date	February 2010
d. Parties to the Proceedings	Contax S.A. and the Federal Government
e. Amounts, assets or rights involved	Approximate amount of increase: R$ 1.2 million per month based on the volumes of 2010.
f. Main facts

(i)            Social Security, by law, established the Accident Prevention Factor - FAP. The FAP is based on the dichotomy between bonus - malus "and its value will vary between 0.5% and 2% over and above the pension burden RAT - Risk of Injury, whichever is greater or lesser degree of investment in prevention programs accidents and illnesses and protection against environmental risks of work, respectively.

(ii)          The new calculation system came into force on January 1, 2010.

(iii)        The Contax is challenging in court the application of the multiplier FAP, because there are several offenses against the Constitution and ordinary legislation, the methodology developed by Social Security.

(iv)        On February 11, 2010, injunction was obtained to conduct a judicial deposit of the amount arising from the difference of the multiplier FAP. Awaiting preliminary examination of the application of merit for suspension of payment of the difference, until a final decision.

g. Chance of loss	Possible.
h. Analysis of impact in the event of an unfavorable decision	No Impact.
i. Amount provisioned	As the injunction granted, Contax is conducting a monthly escrow deposit of the difference and doing the provision of those values.

Administrative Defense - NFGC nº. 506.255.557
a. Court	Regional Superintendent of Labour in Rio de Janeiro
b. Jurisdiction	1st Instance - administrative
c. Filing Date	January 2010
d. Parties to the Proceedings	SRT/RJ and Contax S.A.
e. Amounts, assets or rights involved	R$ 29,136 thousand
f. Main facts

On January 22, 2010, Contax SA Tax Payment received notification of the Guarantee Fund and the Social Contribution - NFGC No. 506255557, issued by the Regional Labour and Employment of Rio de Janeiro - SRTE / RJ. In the notification, covering the period from January 2001 to February 2009, are required values for the Guarantee Fund for Length of Service - FGTS (Law No. 8.036/90) and Social Contribution (Complementary Law No. 110/01) levied on payments made in cash to employees of the company's 21 sites, corresponding to the indirect benefit of travel vouchers. Contax SA filed an administrative defense and is awaiting trial.

The value of the notification is R$ 29,136 thousand.

g. Chance of loss	Remote.
h. Analysis of impact in the event of an unfavorable decision	Financial and economic impact in the amount of R$ 29.136 thousand
i. Amount provisioned	No value has been provisioned.

PIS COFINS – Process nº 2007.34.00.012.517-1
a. Court	3rd Federal Civil Court - Judicial Subsection of the Federal District
b. Jurisdiction	1st Instance
c. Filing Date	April 2007
d. Parties to the Proceedings	Contax S.A. and the Federal Union
e. Amounts, assets or rights involved	R$ 9,412 thousand
f. Main facts

In April 2007, Contax SA filed declaratory action to declare the absence of the legal and taxation between the Claimant and the Federal Government which requires it to include the ISS in the base of the installments of the PIS and COFINS and, in turn, allow compensation values improperly collected for this purpose over the past five years.

Sentence handed down in July 2008, accepting the request made by the company.

Based on the favorable decision Contax is not effecting the retraction of the plots discussed and is making the provision of values involved.

Currently the records are pending in federal court, the decision to appeal filed by the Federal Government.

g. Chance of loss	Possible
h. Analysis of impact in the event of an unfavorable decision	Impact of cash because the amounts are already being provided.
i. Amount provisioned	Provision in the amount of R$ 9,412 thousand (reference to March 31, 2010)

Social Security Contributions – Case nº 2007.51.01.527.1862
a. Court	8th Federal Tax Court - Judiciary Subsection of Rio de Janeiro
b. Jurisdiction	1st Instance
c. Filing Date	March, 2007
d. Parties to the Proceedings	Contax S.A. and INSS
e. Amounts, assets or rights involved	Corrected value of R$ 13,356 thousand (reference to March 31, 2010)
f. Main facts

In February 2007, Contax SA filed Preventive Action preparatory presenting Letter of Guarantee, to ensure the Judgement. Then an annulment lawsuit was filed seeking to deconstitution tax credit embodied in NFLD No. 370123603, recorded in 2006 for nonpayment of social security contributions related to the employer contributions to the financing of benefits arising from environmental hazards of the work (SAT) and contributions to third parties (INCRA, SENAC, SESC, Sebrae Education and Salary), supposedly levied on amount paid to employees, due to adjustment in accordance coletivo.A Company's defense was based on no effect on elements of social security contributions indemnitory.

In October/2007, Contax was executed by Social Security, moving the Letter of Guarantee made in the previous Preventive Action.

Whereas the Executive Action included directors and former directors of Contax and Telemar in pole passive, two Embargo Enforcement were carried out, autonomously.

The Embargo Enforcement maintain (i) the passive legitimacy of directors and former directors, (ii) enforceability of the debts run.

Awaiting decision of the Enforcement Embargoes.

g. Chance of loss	Possible.
h. Analysis of impact in the event of an unfavorable decision	Financial and economic impact of R$ 13,356 thousand (reference: 03.31.10)
i. Amount provisioned	There is no provision

ISS - Administrative Defense - nº. 100.037
a. Court	Fazenda Municipal do Rio de Janeiro – Department of Finance
b. Jurisdiction	1st instance - administrative
c. Filing Date	February, 2006
d. Parties to the Proceedings	Contax S.A. and the City of Rio de Janeiro
e. Amounts, assets or rights involved	Value of R$ 21,067 thousand (reference 03.31.10)
f. Main facts

On February 20, 2006, was drawn up the tax assessment number of 100,037, which is the object of underpayment and nonpayment of the ISS late fees levied on the payment after the due date, from 11/2000 to 07/ 2005 and 01/2000 to 07/2002.

Challenge was presented before the Municipal Treasury of Rio de Janeiro.

Awaiting trial.

g. Chance of loss	Possible.
h. Analysis of impact in the event of an unfavorable decision	Financial and economic impact of R $ 18,819 thousand (reference: 03.31.10)
i. Amount provisioned	Provision of R$ 2,248 thousand (reference: 03.31.10)

Labor claims

ACP on Ergonomics - Case n.[o] 00373-2008-010-10-00-9
a. Court	10th Labour Court in Brasilia / DF
b. Jurisdiction	1st Instance
c. Filing Date	November, 2005
d. Parties to the Proceedings	Ministry of Labour of the State of Rio de Janeiro, Ministry of Labour of the Federal District and Contax S.A.
e. Amounts, assets or rights involved	Not measurable.
f. Main facts

Public Civil Action was filed by the Ministry of Labor of Rio de Janeiro, against Contax S.A. and Tele Norte Leste Participacoes S.A., citing alleged breach of Regulatory Standard No. 17, the Ministry of Labor, concerning standards of ergonomics. On 07/31/2006, the jurisdiction was declined for the Ministry of Labor of Brasilia. On 06/05/2009 was held agreement between the parties, excluding the Tele Norte Leste Participacoes S.A. polo liability. Awaiting completion of expertise for compliance.

g. Chance of loss	Remote
h. Analysis of impact in the event of an unfavorable decision	Not measurable.
i. Amount provisioned	There´s no value provisioned.

4.4.      Describe the legal, administrative or arbitration procedures that are not confidential to which the Issuer or its subsidiaries are a party and to which the opposing parties are directors or former directors, parent companies or former parent companies, or investors of the Issuer or its subsidiaries, informing:

There is no case in which the Company or its subsidiaries are parties and whose opposing parties are directors or former directors, drivers or former drivers or investors of the Company or its subsidiaries.

4.5.      With respect to the confidential relevant proceedings in which the Issuer or its subsidiaries are a party and which have not been reported in items 4.3 and 4.4 above, analyze the impact in the event of anunfavorable decision and inform the amounts involved:

To date, no secret processes relevant to the Company or its subsidiaries are parties.

4.6.      Describe the repetitive or related legal, administrative or arbitration proceedings based on similar legal facts or causes that are not confidential and that are collectively relevant to which the Issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others, and indicating:

Labour claims:

The Company is a defendant in a number of questions whose grievances relate to claims for equal pay, overtime, damages, among others. The reserve held by the Company on December 31, 2009, totaled R$ 48,362 thousand, while the total amount involved in these cases was R$ 504,919 thousand.

Civil lawsuits:

The Company is party to 90 civil lawsuits. The vast majority are improper collection actions have probability of loss is remote, based on the history of positive results, behold, the Company is limited to passing on to the consumer recovery issued by his client, possessing only a mere paper communication between the service provider and the end consumer.

In addition to civil lawsuits previously mentioned, the Contax was fined by Brazilian Post and Telegraph (Empresa Brazilian de Correios e Telégrafos), for breach of obligations of the contract between the parties on May 13, 2002, with effect for a period of 6 years. Fines imposed at the end of the contract amounted to R$ 2,645 million for alleged breach of confidentiality of telephone messages, fails to transfer phone lines reserved (0800) and fails to record 100% of telephone calls. The fine was arbitrarily detained by the post office of the amounts owed to the Contax, due to the contract to provide contact center services. Despite what would be expected to be strong legal grounds for challenging the fairness of these fines, Contax provisioned R$ 442 thousand. Contax annulment lawsuit filed by ensuring the amount disputed by an insurance policy and obtained an injunction, on 30/11/2009, to release the amount retained by the Post Office.

The provision of these processes makes the total of R$ 615 Mil.

In June/2010 Post effected the deposit of the amount of R$ 2,645 million, for Contax, in compliance with the court injunction.

Tax lawsuits:

In December 2009 the Company was party to 28 lawsuits involving tax, related to the discussion of PIS / COFINS, ISS, INSS, Income Tax and Social Contribution.

Provisions for tax contingencies, with probable loss, totaling R$ 10,944 thousand. While the risk of loss contingencies as possible (not provided) totaling R$ 66,840 thousand.

4.7.      Describe other relevant contingencies that are not included in the previous items:

There are no other relevant contingencies.

4.8.      With respect to the rules of the foreign Issuer’s country and to the rules of the country in which the foreign Issuer’s securities are in custody, if different from the original country, please identify:

a.  Restrictions imposed on the exercise of political and economic rights:

Not applicable.

b.  Restrictions on outstanding securities and their transfer:

Not applicable.

c.  Cases for the cancellation of registration:

Not applicable.

d.  Other issues of interest to investors:

Not applicable.

5.                  Market Risk

5.1.      Describe, on a quantitative and qualitative basis, the main market risks to which the issuer is exposed including those with respect to foreign exchange risks and interest rates

Political-Economic Risks

All operations and the Company's customers are located substantially in Brazil. Consequently, the financial condition and results of operations are substantially dependent on the Brazilian economy. The Brazilian economy has been marked by frequent and sometimes significant, intervention by the Federal Government, which often changes monetary, credit, tax and others.

The actions of the Federal Government to control inflation and implement macroeconomic policies have included the control over prices and wages, increased interest rates, currency devaluations, controls the flow of capital, limits on imports, freezing of bank accounts, among other measures. The Company has no control and can not predict which measures or policies the federal government may adopt in the future. The Company's business, its financial condition, revenues, operating results, prospects and market value of securities issued by it may be adversely affected by changes in government policies, as well as other factors, such as:

•                     an increase in interest rates;

•                     political instability;

•                     increases in inflation;

•                     policies and currency fluctuations;

•                     lack of domestic economic growth;

•                     Social instability;

•                     price instability;

•                     reduction of liquidity in domestic markets and debt capital;

•                     energy shortages;

•                     exchange control;

•                     controls on import and export;

•                     changes in the regulatory framework for the sector;

•                     monetary policy;

•                     fiscal policy and changes in tax laws; and

•                     other political, diplomatic, social and economic factors that may affect Brazil or international markets.

Uncertainty about possible changes in policies or rules affecting these or other risk factors can contribute to economic uncertainty in Brazil and to heightened volatility in both the Brazilian securities market, the market for securities issued by national broadcasters outside Brazil. Brazil's President has considerable power to determine economic policies and actions related to the Brazilian economy and therefore affect operating results and financial business as the Company. The mandate of President Luiz Inacio Lula da Silva ends in January 2011 and Brazilian law does not allow his reelection to office in the next election to be held in October 2010. Uncertainty about the election of a successor to President Lula and speculation about the policies that can be implemented by Federal and State Governments may adversely affect the business, operating results and financial condition of the Company.

Risks from other Countries

Adverse events in the economy and market conditions in other emerging market countries, especially Latin America, can influence the market in relation to securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these emerging countries may have an adverse effect on the Company's business, on its financial condition and operating results.

The economic problems experienced by some emerging market countries in recent years (such as financial crises in Asia in 1997, Russia in 1998 and Argentina in 2001), have caused investors stayed increasingly discerning and, thus, more cautious when evaluating investments in emerging markets. The outbreak of the global financial crisis is causing the Brazilian companies to face higher costs for raising funds, both in Brazil and abroad, making access to capital markets. There is no guarantee that the international capital markets to remain open to Brazilian companies or that the costs of financing in this market is advantageous to the Company. Crises in other emerging countries or economic policies of other countries, particularly the United States may restrict the interest of investors in relation to securities issued by Brazilian companies, including the Company, which could adversely affect the market price of securities issued by it.

Additionally, the Brazilian economy is affected by market conditions in general and by international economic conditions, particularly economic conditions in the United States. The prices of shares listed on BOVESPA, for example, historically have proved sensitive to fluctuations in interest rates in the United States as well as the behavior of major stock indexes in the United States.

The occurrence of one or more of these factors could adversely affect the market value of securities of the Company, as well as hinder their access in the future, the financial and capital markets on acceptable terms, or under any conditions.

Foreign Exchange Risk

Revenues and costs related to the provision of services, they have virtually no exposure to exchange rate variations, since they are not directly or indirectly linked to any foreign currency. However, there are risks related to foreign exchange, since a significant proportion of capital expenditures of the Company consists of investment in equipment technology, which, although not denominated in foreign currencies, are indirectly affected by changes in exchange rates by contain imported parts.

Interest Rate Risks

The interest rate risk arises from the possibility that the Company may incur losses due to changes in interest rates that increase the financial costs of financing in the market. At the end of 2009, the Company held on TJLP only loans (Long Term Interest Rate). The Company has not entered into derivatives contracts to hedge currency risk, but continually monitors market interest rates in order to observe the possible need to hire these instruments.

Sensitivity analysis to the variation of the CDI rate

The Company maintains a substantial portion of its cash and cash equivalents indexed to the CDI. On December 31, 2009, the Company had net cash of R$ 139,245, represented by the value of cash and cash equivalents, net of loans and financing and leasing.

The expectation of the market, according to data from the Central Bank of Brazil (Focus Report), with base date on 18 June 2010, showed a median rate (Top 5) effective in the Selic rate estimated at 12.17%, the likely scenario for 2010, before the effective rate of 8.55% recorded in December 31, 2009.

Additionally, the Company tests for sensitivity scenarios, considering the deterioration rate at 25% or 50% higher than the likely scenario, as follows:

	Consolidated

Operation	Likely scenario	Scenario I - decay of 25%	Scenario I - decay of 50%

Effective rate at December 31, 2009	8.55%	8.55%	8.55%
Net cash (ii)	139,245	139,245	139,245
Estimated annual rate of CDI	12.17%	10.34%	6.09%
Effect on annual net cash:
Reduction	-	-	(3,432)
Increase	5,041	2,499	-

5.2.      Describe the market risk management policy adopted by the Issuer, its objectives, strategies and instruments, indicating:

a.    Risks for which to seek protection

The Company's practice to the analysis of the risks they are exposed and which may affect its business, financial condition and results of operations adversely. The company constantly monitors changes in macroeconomic policy by adopting a continued focus on financial discipline and conservative cash management.

b.  Equity hedging strategy; c. Instruments used for equity hedging purposes; d. Parameters used for managing these risks; e. If the issuer carries out transactions involving financial instruments for different equity hedging purposed and what these purposes are:

Currently the Company has no derivative financial instruments contracted due to the low potential impact of currency risk and interest reported in the above item (5.1).

f. Organizational structure for risk management control; g. Adequacy of operating structure and internal controls to verify the effectiveness of the policy adopted

The Company has an internal audit department that reports directly to President, identifying risks and controls impacting the company's business, making the review process and the internal control structure in the quest for continuous improvement and alignment with the concepts of corporate governance and best practices.

The investment policy involves careful analysis for the approval of projects and resources. Among other factors, are considered the market scenarios, economic and financial feasibility and projected results.

5.3.      Em Inform whether, with respect to the previous year, there were significant changes in the main market risks to which the Issuer is exposed or in the risk management policy adopted

The Company has not identified significant changes in the principal market risks we are exposed, and therefore also not adopted any significant change in its policy of managing market risks.

5.4.      Other information you deem relevant

No further relevant information about this item "5."

6.                  Our History

6.1.      Data relating to the establishment of the Company:

a.    Date:

            The Company was incorporated on July 31, 2000.

b.   Type of business organization:

            Constituted as a corporation.

c.    Country of incorporation:

            Federative Republic of Brazil.

6.2.      Inform term of duration, if any

The Company has an unlimited duration.

6.3.      Brief history

The Company was incorporated on July 31, 2000, under the name Caroaci Participacoes S.A., with the objective of participating in other companies, commercial and civil, as a partner or shareholder in the country or abroad.

Contax Participações S.A. is the controller of Contax S.A. (Contax) a corporation incorporated in Brazil on April 3, 2000. In November 2009, there was a change of name, from TNL Contax S.A. for the current name. Contax is the operational entity which carries out the activities of contact center services

On November 26, 2004, the Board of Directors of Tele Norte Leste Participações S.A. ("TNL"), approved the subscription of a capital increase from company controlled Caroaci Participações S.A. ("Caroaci"), which received  99.9% shares of the company also subsidiary TNL Contax S.A.

On November 30, 2004 to Caroaci was named Contax and moved its headquarters to Rio de Janeiro. On the same date, the Contax had its capital increased from R$ 223,708 thousand and its capital reserves increased from R$ 50,000 thousand, and those increases have been subscribed and paid by TNL to:

(i)          The totality of the shares held by TNL Contax, the value of the equity of Contax, the base date of 31 October 2004, valued at R$ 126,030 thousand;

(ii) Loans held by TNL Contax against the amount of R$ 57,678 thousand, due to earlier mutual agreement between these companies; and

(iii)             Currency, in the amount of R$ 90,000 thousand, in order to allow the Contax had enough equity to various scenarios of growth, independent third-party resources.

On December 29, 2004, the shareholders of TNL, an Extraordinary General Meeting, approved the reduction of share capital of the Company, without changing the number of shares, with the consequent delivery of the shares of Contax to all shareholders of TNL at same percentage of their participation in the capital of TNL ("Spin-off"). The proposal of the Board to split the Contax in favor of the shareholders of TNL occurred for two main reasons: (i) to shine the full value of the company as a separate entity and (ii) enable the management of TNL to focus on telecommunications operations. That division was held in August 2005 with the delivery of the shares of the Company to the shareholders of TNL.

In 2005, the Company obtained its registration with the Stock Exchange (BOVESPA) and the Security Exchange Commission (SEC) and from 29 August 2005, began the negotiations of its shares on the BOVESPA and the OTC (over the counter) in the U.S. (via ADS). In December 2005, the Company's share capital was represented by 127,373,917 shares and 254,747,800 preferred shares.

On October 17, 2007, shareholders approved a reverse stock split of all shares representing the capital of the Company, on the order of twenty (20) to one (01) share the same type. The reverse split was approved because the millions of shareholders 'inactive' the Company inherited from the breakup of Telemar, and in order to reduce administrative and operating costs, in addition to providing these small shareholders a form of short-term liquidity, Contax decided to do the reverse split.

After the reverse split, the Company's capital is now represented by 5,824,772 common shares and 10,031,914 preferred shares, and the ratio of exchange of ADSs for preferred shares has become, for twenty (20) for each ADS (01) preferred share.

On April 25, 2008, concluded negotiations concerning the restructuring of the ownership structure of Telemar Participações, Contax's controlling shareholder. The restructuring included the following steps: (i) increase the capital of Telemar Participações, (ii) repurchase of the outstanding shares of Telemar Participações, (iii) purchase and sale of shares between the shareholders of Telemar Participações and (iv) restructuring of Fiago S.A. (a shareholder of Telemar Participações).

On the same date, shareholders of Telemar Participações, meeting in Extraordinary Assembly, unanimously approved the partial division of Telemar Participações, with the transfer of the share of net assets related to shares issued by Contax and held by the Telemar Participações a new company created specifically for this purpose, called CTX Participações S.A.

The spin-off was needed to separate the interests of Telemar Participações in two companies operating respectively in the contact center industry and telecommunications. In spite of Telemar Participações and CTX Participações shareholders have in common are two different investment groups, with different profiles of directors and, therefore, independently managed. As controlling shareholder, CTX Participações S.A. is fully responsible for the strategic guidelines of the Contax and its subsidiaries.

In October 2008, the Company invested in a new subsidiary, BPO Solutions All Technology S.A. ("Todo"). The launch of operations in the segment of outsourcing information technology through a new company is intended to expand the portfolio of services and entering new markets the Company, without losing focus on core business, the contact center industry (Voice Process Outsourcing) operated by Contax.

Contax S.A. holds 80.0% of the voting and total capital of Todo, with the remaining shares of stock held indirectly by the executives of Todo. A Shareholders Agreement and other documents were signed between the parties regulating issues such as non-competition between companies and restrictions on the sale of shares by minority shareholders. Todo is managed independently from Contax, with different directors and executives with its headquarters located in Sao Paulo. Todo commenced operations in April 2009 with an initial focus on development of service delivery for Contax.

At an Extraordinary General Meeting held on 13 November 2009, our shareholders approved a reverse split of all shares of capital stock of the Company at the rate of fifty (50) shares to one (01) share, with the simultaneous breakdown of each share type at a ratio of 01 (a) existing share after the reverse split, to 200 (two hundred) shares of its kind. The reverse stock split and stock split were adopted with the aim of: (i) reduce administrative and operational costs for the Company and its stockholders, (ii) improve the efficiency of systems of records, controls, and disclosure of Contax (iii) reduce the chances of errors in information and communication, improving service to the Company's shareholders, and (iv) improving the market price and liquidity of shares.

The reverse split and the stock split occurred on January 15, 2010, and thereafter, the Company's shares have been traded exclusively on the proportions of the reverse split and split. Since then, as a result of such movements, the Company's capital consists of 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 are preferred. Due to the movements described above, the exchange ratio between preferred shares to ADSs was changed to five (05) for each ADS (01) preferred share.

6.4       Date of registration with CVM or indication that the registration is being requested

The Company has obtained the company's registration with the CVM on October 29, 2001.

6.5       Describe the main corporate events, such as takeovers, mergers, spin offs, acquisition of shares, disposals and acquisitions of shareholding control, acquisitions and disposals of important assets which the Issuer or any of its subsidiaries or affiliated companies have carried out, indicating: a) event b) Principal business conditions; c) companies involved, d) effects resulting from the operation on the shareholding structure, especially on the participation of the controller, of shareholders holding more than 5% of share capital and directors of the issuer; e) Corporate Table before and after operation.

The major corporate event in the last three years was the Contax subscription of new ordinary shares of TODO BPO e Soluções em Tecnologia S.A. corresponding to 80% of the total voting capital of this company. Todo formed in September 2008, is a corporation, privately held, which is engaged in the provision of services of information technology in general and information technology, software development and integrated solutions, complete and customized including the management of all or part of the value chain of outsourced business processes in general, back office processing, customer relationship management, among others.

Besides this, 5,733 shares of capital stock of BRC - XVI Empreendimentos Imobiliários Ltda. (“BRC”), in nominal value of $ 1.00 each, all subscribed and paid, were transferred, for consideration by Bracor Real Estate Investments SA ("Bracor") for Contax, as the 4th Amendment of the Social Contract registered in JUCESP. The BRC, a special purpose company was acquired by Contax in the light of the commercial relationship between the Contax and Bracor together to qualify for Selective Incentive Programme for the region adjacent to the Light Station, the central area of the City of São Paulo, under Law of the State of Sao Paulo No. 14256 of 30/12/2006, in order to develop the project which will involve the acquisition of land and construction of an administrative building with an area of approximately 15,000 square meters ("Property") and the rental of this property for Contax through an unusual lease contract for a period of 10 (ten) years.

6.6       Indicate whether there was a petition for bankruptcy, provided that it was based on a significant amount, or for judicial or extra-judicial recovery of the Issuer, and the current status of such petitions

To date, there was no bankruptcy petition filed by the Company based on material value, or petition for judicial or extrajudicial.

6.7       Other relevant information

No further relevant information about this item "6."

7.                  Activities of the Issuer

7.1.      Brief description of activities undertaken by the Company and its subsidiaries

Contax S.A., a subsidiary of Contax Participacoes S.A. is one of the biggest companies in corporate services in Brazil, a leading contact center and collections, expanding its portfolio of services to be the only company in BPO (Business Process Outsourcing) specializes in a comprehensive manner in consumer relationship management (CRM). To provide consulting and custom that differentiates it from other companies in the market, the Contax is part of the ecosystem and the delivery chain of its clients and contributes to the development of their businesses.

Currently, most of its activity is concentrated in segments of Customer Services, Debt Collection, Telemarketing, Retention, Back-Office Services and Technology. The company has 71 clients and their business strategy seeks to develop long term relationships with clients, large companies across industries that use its services such as telecommunications, financial, utilities, services, retail, among others. In December 2009, Contax had 78,200 employees and 34,820 workstations in 30 sites located in seven states.

Our Business:

Contax acts at multiple points in the relationship between client and their consumers. Its product portfolio involves contact center solutions for customer acquisition, customer service, credit recovery and expansion of the relationships, provision of technology for customer relationship, back office solutions (products and services for back office activities) and classroom attendance.

Currently, there are five main business units:

•           Customer Service.  Our customer service solutions focus on providing high quality customer service and on understanding the reasons why customers initiate contacts, which are followed by specific recommendations for improving services offered by our clients.  Contax also develops cross-selling and up-selling strategies associated with customer service efforts and identifies opportunities for automation.  Our customer service solutions are segmented into interactive voice response (IVR), personal services (B2C and B2B), technical support, field support and back-office.

•           Telemarketing.  Our telemarketing service is focused on providing efficient solutions for attracting new customers (whether through active, receptive or blended approaches) and improving returns from the existing portfolio of customers, always focusing on the specific characteristics of each customer and our client’s target market.  We seek to achieve these goals through (i) efficient contact, through predictive dialers (which are computerized systems that automatically dial batches of telephone numbers) and enhancement of contact lists, and (ii) the quality of the telemarketing personnel, achieved through recruiting focused on the appropriate profile of potential employees, regular training and motivation.

•           Debt Collection.  We design debt collection strategies together with our clients to maximize results, while emphasizing customer retention.  We participate from the early stages of developing our clients’ debt collection strategy through the actual execution of the strategy, using database filters (systems that prioritize contacts and determine the type of service each customer will receive), predictive dialers and other automated contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the likelihood of  customer contact and behavior models that enable us to categorize customers’ risk and identify the most efficient techniques for interacting with customers.  In order to enhance our performance, we launch pilot programs to test the statistical efficiency of specific tools and strategies.

•           Technical Support.  We provide comprehensive technical product support for our clients’ customers.  For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs’ dial-up and broadband customers, and manage corporate IT help desks.  For such services, we employ qualified personnel with specialized technical training in dedicated teams.

•           Customer Retention.  We provide our clients with customer retention services, whether by persuading their end-customers not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests.  We collaborate with our clients by mapping final customers’ opinions in an effort to ensure the adoption of adequate strategies for reversing intentions to cancel services.

We also offer other services such as dispatch, back-office support and surveys, among others.  Furthermore, we continuously work with our clients to develop new products and service offerings.

With the objective of exploring new business opportunities and developing new products, in April 2009, we initiated Todo’s operations. Todo acts as a provider of technology services, with an initial focus on the contact center segment.  Through Todo, we intend to supplement our range of services and take advantage of our expertise and market relationships in order to expand our information technology services outsourcing activities.

All the offers from the development of projects and solutions to the partial or complete outsourcing of the technological environment of a call center, telesales and / or recovery. Its expertise adds to the strategy of the Contax to act in a broader universe of Business Process Outsourcing (BPO).

Additionally in November 2009, Contax acquired by the amount of R$ 61 thousand full control of BRC. The acquisition of this investment was to develop and execute the project separately inserted into the housing Selective Incentive Programme for the region adjacent to the Estação da Luz (“Programa Nova Luz”), in the central area of São Paulo.

7.2.   With respect to each of the operating segments that have been disclosed in the most recent financial statements for the year or, when applicable, in the consolidated financial statements, please indicate the following information:

a.  Products and services sold:

The Company operates only in the contact center segment, with the greater part of its activity concentrated in the services of Customer Services, Debt Collection, Telemarketing, Retention, Back Office and Technology Services.

From the point of view of products, the Customer is responsible for most of the net revenues, representing 63% of the total year of 2009. Retention and Telemarketing operations accounted for 16% of net sales in 2009, and the Credit Recovery operations accounted for 16% of total net sales in 2009.

b.  Revenue arising from the each segment and their share in the Issuer’s net revenue

The Company does not provide information by business segment, since it operates only with the contact center segment. The table below shows only the information of the main lines of services in relation to the Company's net operating revenue for the periods indicated below:

Net operating revenue in thousands of R$
Fiscal year ended December 31,
	2007	(%)	2008	(%)	2009	(%)
Contact Center Services	813,667.6	59.6%	1,066,867.7	60.1%	1,359,109.2	62.8%
Telemarketing & Retention	237,963.7	17.4%	325,043.4	18.3%	353,224.1	16.3%
Debt Collection	239,300.7	17.5%	277,139.5	15.6%	337,953.4	15.6%
Others	74,882.8	5.5%	105,677.3	6.0%	110,732.1	5.3%
Total	1,365,814.7	100.0%	1,774,727.8	100.0%	2,161,018.8	100.0%

c.Income or loss arising from the segment and its share in the Issuer’s net income or loss

The Company does not provide information by business segment in its financial statements due to operate only in one segment of the Contact Center. The net result of operations of the Company and its subsidiaries was: net profit of R$ 47,374 thousand in 2007, net income of R$ 92,409 thousand in 2008, and net income of R$ 139,916 thousand in 2009.

7.3.      With respect to the products and services that correspond to the operating segments disclosed in item 7.2, describe:

a.    Characteristics of the production process

Contax acts at multiple points in the relationship between client and their consumers. Its product portfolio involves contact center solutions for customer acquisition, customer service, credit recovery and expansion of the relationships, provision of technology for customer relationship, back office solutions (products and services for back office activities) and classroom attendance.

Currently, there are five main business units:

•           Customer Service.  Our customer service solutions focus on providing high quality customer service and on understanding the reasons why customers initiate contacts, which are followed by specific recommendations for improving services offered by our clients.  Contax also develops cross-selling and up-selling strategies associated with customer service efforts and identifies opportunities for automation.  Our customer service solutions are segmented into interactive voice response (IVR), personal services (B2C and B2B), technical support, field support and back-office.

•           Telemarketing.  Our telemarketing service is focused on providing efficient solutions for attracting new customers (whether through active, receptive or blended approaches) and improving returns from the existing portfolio of customers, always focusing on the specific characteristics of each customer and our client’s target market.  We seek to achieve these goals through (i) efficient contact, through predictive dialers (which are computerized systems that automatically dial batches of telephone numbers) and enhancement of contact lists, and (ii) the quality of the telemarketing personnel, achieved through recruiting focused on the appropriate profile of potential employees, regular training and motivation.

•           Debt Collection.  We design debt collection strategies together with our clients to maximize       results, while emphasizing customer retention.  We participate from the early stages of developing       our clients’ debt collection strategy through the actual execution of the strategy, using database    filters (systems that prioritize contacts and determine the type of service each customer will    receive), predictive dialers and other automated contact tools, such as voice mail and text messages typically sent to wireless handheld devices, in order to maximize the likelihood of        customer contact and behavior models that enable us to categorize customers’ risk and identify the most efficient techniques for interacting with customers.  In order to enhance our performance, we          launch pilot programs to test the statistical efficiency of specific tools and strategies.

•           Technical Support.  We provide comprehensive technical product support for our clients’ customers.  For example, we handle troubleshooting calls of consumer products, respond to software and hardware problems, provide support for ISPs’ dial-up and broadband customers, and manage corporate IT help desks.  For such services, we employ qualified personnel with specialized technical training in dedicated teams.

•           Customer Retention.  We provide our clients with customer retention services, whether by persuading their end-customers not to cancel a service or by observing customer behavior and taking preventive measures to avoid cancellation requests.  We collaborate with our clients by mapping final customers’ opinions in an effort to ensure the adoption of adequate strategies for reversing intentions to cancel services.

We also offer other services such as dispatch, back-office support and surveys, among others.  Furthermore, we continuously work with our clients to develop new products and service offerings.

Todo acts as a provider of technology services, with an initial focus on the contact center segment.  Through Todo, we intend to supplement our range of services and take advantage of our expertise and market relationships in order to expand our information technology services outsourcing activities. All the offers from the development of projects and solutions to the partial or complete outsourcing of the technological environment of a call center, telesales and / or recovery. Its expertise adds to the strategy of the Contax to act in a broader universe of Business Process Outsourcing (BPO).

b.  Characteristics of the distribution process

The Company operates nationwide through its 30 sites located in the states of Rio de Janeiro, Sao Paulo, Minas Gerais, Ceará, Pernambuco, Bahia, Rio Grande do Sul and Distrito Federal, offering contact center services and serving different clients in active and receptive to different levels of sophistication and specialization.

c.    Characteristics of the markets in which it the segment operates, in particular: i. Share in each of the markets; ii. State of competition in the markets

Released in 2009, with data for the preceding year, the study of service providers of contact center conducted by IDC – Brazil, shows that 68% of the market is under the responsibility of five players. Contax is the largest one with 25.2% market share, operating mainly in the Customer Service, Sales and Collections.

Other relevant data from the study indicate that the industry employs about one million people in Brazil, has 148,600 workstations and achieved sales of R$ 7.1 billion, a figure that is projected to expand by 2013 at an annual average rate of 12.7%. The projected growth is higher than the international market, estimated  at an annual average rate of 9.3% for the next two years. When we add the wider market of debt collection with guaranteed, which is practically not exploited by companies in the industry and is primarily served by small legal agencies, the total market is estimated to be R$ 10.3 billion in 2009.

The outsourced contact center sector in Brazil is competitive and fragmented.  Our five largest competitors are listed further below.  We also compete with a variety of companies, including niche providers, consulting companies, IT providers and numerous small companies that offer low value-added services (primarily outbound telemarketing services).  In addition, we compete with in-house contact centers, which continue to represent the largest segment of contact center activities.  Moreover, some of our outbound services also compete with other forms of direct marketing, such as mail and e-mail messages, and with traditional media, such as television and radio.

We believe offshore outsourcing, where the contact center provider is not located in the same country as its customers, is neither a threat nor a significant opportunity for us as of the date of this annual report.  Because Brazil is a low-cost country and the national language is Portuguese, it is unlikely that contact center service providers in other countries, usually referred to as “offshore” facilities, could provide Portuguese-speaking customer service at a lower cost than providers in Brazil.  Although Brazil has competitive labor costs when compared to those of other countries and a large qualified workforce, we do not believe that significant opportunities to provide services for other countries currently exist.  We monitor these opportunities on a regular basis.

We also face competition from automated customer services, through the use of Internet, Interactive Voice Response, voice recognition and other technologies.  We provide automated customer services as a part of our contact services and continue to develop our technology in this area.  However, an increase in the use of automated services could prevent us from effectively passing through our costs to our clients, and may also shorten the speaking time of our calls.

As a result of intense competition, contact center services are frequently subject to pricing pressures.  Competition for contracts for many of our services takes the form of competitive bidding on proposals, which take into account quality, technical and cost factors.

Since 2005, we have been the leading contact center service provider in terms of revenues (based on information in the most recent financial statements published by Brazilian contact center companies).  Our major competitors in Brazil are:

•         Atento.  Atento is a part of the Spanish telecommunications group, Telefónica, which in Brazil controls a large fixed-line operator (Telesp), an Internet provider (Terra) and, together with Portugal Telecom, Brazil’s leading mobile operator (Vivo).  Atento has operated in the Brazilian market since 1999.  After acquiring several companies in the sector, Atento became one of the largest contact center services providers in Brazil.  Two of Atento’s major clients are Telefónica and Banco Itaú Unibanco.

•         Tivit.  Tivit is controlled by Tivit Tecnologia (35%), Patria Group (7%), Luiz Roberto Novaes Mattar and Eraldo Dante de Paola (14.31%).  On May 10, 2010, funds managed by Apax Partners entered into an agreement to acquire 54.25% of the shares of Tivit.  Following the acquisitions of Softway and Telefutura in 2007, Tivit has become one of the five largest contact center providers in Brazil.  Two of Tivit’s major clients are Santander and Telefónica.

•         Dedic.  Dedic is controlled by Portugal Telecom, which controls Vivo jointly with Telefónica.  Dedic renders services, directly or indirectly, primarily to Portugal Telecom’s subsidiaries in Brazil.  Two of Dedic’s major clients are Telefônica and Banco Itaú Unibanco.

•         CSU.  CSU is controlled by Gstaad Investment Holding Company and River Charles.  CSU was created in 1992 and is comprised of four units: (i) CSU CardSystem, which is currently the largest Brazilian independent automated billing processing company; (ii) CSU TeleSystem; (iii) CSU Credit&Risk; and (iv) CSU MarketSystem.  CSU is present in São Paulo, Rio de Janeiro, Pernambuco and Paraná, and two of its major clients are Globo Cabo (NET) and Banco do Brasil.

•         Teleperformance.  Teleperformance is a French company that operates in approximately 45 countries.  In 2004, Teleperformance expanded its Brazilian operations by merging with Companhia Brazilian de Contact Center, after which Teleperformance became one of the largest contact center service providers in Brazil.  Two of Teleperformance’s major clients are UOL (one of the largest Brazilian Internet providers) and Sky/Direct (a pay-TV provider).

d. Seasonality

We experience variations in our results of operations primarily due to the timing of our clients’ customer relationship management initiatives, such as customer acquisition and sales campaigns.  For example, we experience higher activity in December, which is typically a month of higher volume of promotional activities and sales for our clients, while the beginning quarter of the year tends to be slower in volume of business due to it being a period of holidays and less working days.

Our periodic results may also be impacted by the start of significant operations under a new contract or the termination of an existing one.  The start of a contract may adversely affect our results, since we incur start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation.  The termination of our existing contracts may also adversely impact our results, as we would incur increases in costs relating to the severance of our employees and the reallocation of our assets, as well as suffer lower utilization rates of our facilities.

Another relevant factor that may impact our results is the practice of annual rate adjustments, usually related to past inflation.  This practice is very common in Brazil, and some of our contracts allow for rate adjustments on an annual basis while some of our costs (e.g., telecommunications and leased facilities) have periodic rate adjustments according to past inflation.  If any significant client contract has its rate adjusted, our monthly results may be positively impacted in relation to the previous month.  We are currently in negotiations with the labor union, and any increase in our employees’ wages or benefits that may result from the conclusion of these negotiations may have an impact on our business until the contractual rate adjustments with our clients become effective. Our annual labor union negotiation typically results in compensation increases, which could take the form of a percentage salary increase and/or one-time payment.  In the event of the latter, our cash flow in a given period would be more acutely affected.

e. Main inputs and raw materials, including details of:

i)     Description of the relations established with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation

The main inputs in the cost of contact center services refer to spending on labour, health benefits, PAT (worker food program) coupons, and maintenance costs of positions of service, data processing and telecom. Among these costs, only the providers of telecom are subject to regulator represented by Anatel.

ii)   Any dependence on few suppliers

The Company is not dependent on few suppliers, since there are several providers in the market for its main inputs used in providing services. The Company maintains a constant process of negotiation with its suppliers in order to optimize its costs.

iii)  Any volatility in their prices

Our ability to pass on price increases to offset the increased cost represents a significant factor in the results. The contact center business is very labor intensive and personnel costs are among the key factors impacting our costs. Such costs include salaries, spending on benefits and taxes on the payroll. In 2009, personnel costs accounted for 74.8% of total costs, with other costs amounting to 25.2% of third party services, depreciation, rental and insurance.

Our collective agreement is negotiated annually and involves the discussion of pay and benefits. As a form of protection against rising costs, the increase in the cost of telecommunications, energy, leased premises and the impact of inflation, most of our contracts have clauses that allow the annual increase in prices can cover any increase costs. We can choose not to exercise the right to completely readjust the prices because of competitive conditions and / or other issues of customer relationship.

There are risks related to foreign exchange, since a significant proportion of capital expenditures of the Company consists of investment in equipment technology, which, although not denominated in foreign currencies, are indirectly affected by changes in exchange rates to contain imported parts.

7.4.      Identify whether there are clients that are responsible for more than 10% of the Issuer’s net revenue, informing: a) amount of revenue arising from the client; b) operating segments affected by the revenues arising from the client

In thousands of R$
Fiscal year ended December 31,
Client	2007	(%)	2008	(%)	2009	(%)
Oi	694,629.8	50.9%	929,760.7	52.4%	1,086,914.7	50.3%
Orbitall	204,165.9	14.9%	247,000.9	13.9%	286,516.9	13.2%
Other Clients	467,019.1	34.2%	597,966.2	33.7%	787,587.1	36.5%
Total	1,365,814.7	100.0%	1,774,727.8	100.0%	2,161,018.8	100.0%

The contracts with the two major customers, Oi and Orbitall Serviços e Processamento de Informações Comerciais Ltda., or Orbitall, represented respectively 50.3% and 13.2% of the net revenue for the year ended on December 31, 2009.

7.5       Describe the effects of state regulation on the Issuer’s activities, specifically commenting on

a.  The need for governmental permits for the performance of activities and the history of the Issuer’s relationship with the public authorities for as regards obtaining such permits

The Company is not inserted into a regulated market or require government authorization.

b. Issuer’s environmental policy and costs incurred in complying with environmental regulation and, if applicable, with other environmental practices, including the adherence to international environmental protection standards

The Company is not part of any international standard of environmental protection, since it does not operate any industrial process or transformation.

c.         Dependence on relevant patents, trademarks, licenses, concessions, franchises, and royalty contracts for developing activities

No dependence on brands and other items to operationalize the company's business.

7.6.      With respect to the countries in which the obtains substantial revenue, please identify:

a.  Revenue arising from clients from the country where the is headquartered and their share in the total net revenue

The Company does not obtain revenue in countries other than Brazil.

b.  Revenue arising from clients from each foreign country and their share in the total net revenue

Not applicable.

c. Total revenue arising from foreign countries and their share in the Issuer’s total net revenue

Not applicable.

7.7       With respect to the foreign countries disclosed in item 7.6, please state the extent to which the Issuer is subject to regulation in these countries and how this regulation affects the Issuer’s business

The Company is not subject to foreign regulation.

7.8.      Describe relevant long-term relationships of the Issuer that are not mentioned anywhere else in this form

The Company has no long-term material relationship.

7.9.      Supply other information that the Issuer may deem relevant

All information relevant and pertinent to this topic were disclosed in the items above.

8.                  Economic Group

8.1.    Describe the economic group in which the Issuer is inserted, indicating:

a.  Direct and indirect controlling shareholders

The Company is directly controlled by CTX Participações S.A., which holds 65.91% of its common shares and 31.95% of all shares traded on the market.

CTX Participações S.A. has as its shareholders: LF Tel S.A. which holds 22.83% of its shares; AG Telecom Participações S.A. and Luxembourg Participações S.A., with a total of 22.83% of its shares; BNDES Participacoes S.A., with 27.80% of the shares, Previ holds 11.47% of its common shares; Fundação Atlântico de Seguridade Social, which owns 10.18% of its common shares; FUNCEF, which owns 2.47% of its shares and, PETROS, holds 2.43% of its common shares.

b.  Subsidiary and affiliated companies

Contax S.A. and Todo Soluções em Tecnologia S.A. are direct and indirect subsidiaries of the Company. The Company holds 99.99% of the share capital of Contax S.A., which in turn owns 80% of the capital of Todo Soluções em Tecnologia S.A.

To describe the main activities of the Company's subsidiaries, see Section 7.1 of this Form.

c.  The Issuer’s ownership interests in group companies

Represents the direct equity interest in the subsidiary Contax and indirect subsidiary Todo, as given below:

	Shareholder Participation
Corporation	2009	2008	2007	Control
Contax S.A.	99.99%	99.99%	99.99%	direct
TODO	80%	80%	-	indirect

d.  Group companies’ ownership interests in the Issuer

The CTX Participações S.A. holds 31.95% of the share capital of the Company.

e.  Companies under common control

Not applicable

8.2.      Should the Issuer wish, please insert a flowchart of the economic group in which the Issuer is included, provided that it is compatible with the information presented in item 8.1

8.3       Describe corporate restructuring transactions, such as takeovers, mergers, spin-offs, acquisitions of shares, disposals and acquisitions of shareholding control, and acquisitions and disposals of important assets that the group has carried out:

            In the last three fiscal years, we highlight the following significant changes in the composition of the members of the controlling group of CTX:

Restructuring of Telemar Participações S.A. in 2008

On April 25, 2008, Telemar Participações S.A. announced the completion of the negotiations towards the restructuring of its shareholder base, with the exit of some investors and repositioning of others in order to allow Telemar Participações S.A. and its subsidiaries to expand their capabilities financing and investment, has been renegotiated with the shareholder agreements among members of the control group, as well as having Telemar Participações S.A. was partially severed, as detailed below, no longer controlling the Contax, which in turn controls the Contax whose main activity is the contact center.

The steps of the restruction of Telemar Participações S.A. and set forth in the Restructuring of Equity and Other Covenants ("Agreement of Reorganization") are described below:

I.     Capital Increase of Telemar Participações S.A.

The shareholders of Telemar Participações S.A. approved at an extraordinary general meeting held on April 25, 2008, by all the valid votes, an increase in the capital of Telemar Participações S.A. by issuing 1,000,000 redeemable preference shares at a price of issuance of R$ 1,239.615 per share, totaling R$ 1,239,615,500.00, of which       R$ 615,500.00 was spent on capital account and the remaining R$ 1,239,000,000.00, recorded in the capital reserve account, goodwill resulting from the subscription of such shares. The redeemable preferred shares were fully subscribed and paid by BNDESPAR shareholder of Telemar Participações S.A., cash and currency in the country, which will be entitled to receive fixed, cumulative dividends of 5% per annum on the issue price, adjusted annually National Index of Consumer Price Index - IPCA, calculated and published by the Brazilian Institute of Geography and Statistics - IBGE. The redeemable preferred shares will be redeemed by Telemar Participações S.A. by its issue price fixed annually by the IPCA.

II.  Acquisition by Telemar Participações S.A. of its own shares

At the same meeting of 25 April 2008 was also approved, by unanimity of votes and the acquisition, directly or indirectly by Telemar Participações S.A., for subsequent cancellation of 696,020,702 shares of its own shares, owned by shareholders Alutrens and Lexpart, representing 20.275% of their capital, without regard to capital reduction with the use of reserves of Telemar Participações S.A. The Company acquired all the shares held by Alutrens in its share capital, representing 10% of the shares issued by itself, and forced to immediately cancel these shares.

The acquisition of the shares held by the shareholder Lexpart, also by use of reserves as authorized by Art. 30, § 1, b, of the Corporations Law, was made indirectly through the acquisition by the Company of 100% of shares of Argolis, this in turn owning all the shares of Lexpart. The acquisition of shares of Argolis generated reciprocal indirect between Telemar Participações S.A. and Lexpart, and Telemar Participações S.A. committed to take, within 90 days from the signing of the Restructuring Agreement, all measures necessary for the purpose of becoming a holder of shares of its own shares for subsequent cancellation, pursuant to art. 244, § 5 of the Corporations Law.

III. Sale of shares among shareholders of Telemar Participações S.A.

Andrade Gutierrez Investimentos em Telecomunicações S.A. ("AG Investimentos"), a company of the same group of AG Telecom Participações S.A., which is currently a shareholder of Telemar Participacoes S.A. ("AG Telecom" and together with AG Investments, "AG "), and LF Tel S.A. (Tel LF), also a shareholder of Telemar Participações S.A., concluded on April 25, 2008, the Purchase and Sale Agreement for the acquisition, the ratio of 50% for Investments AG and 50% for LF Tel, participation in the Asseca Participações S.A. Telemar Participações S.A., representing 10.275% of the share capital of Telemar Participações S.A.

AG Investimentos and LF Tel  committed to, within 90 days from the date of signing of the Restructuring Agreement, to take all measures necessary for the purpose of becoming, in the ratio of 50% (fifty percent) of each , holders of shares of Telemar Participações S.A. held by Asseca. AG and LF Tel, agreed with BNDESPAR, the obligation to make such transfer within 60 days of April 25, 2008.

IV. Partial Spin-off of the Company

Under the terms of justification of the Partial Split ("Justification"), held in April 25, 2008 was approved by unanimous votes and an Extraordinary General Meeting, the Justification and partial division of Telemar Participacoes S.A. ("Partial Spin-off"), with a version of a portion of its net assets on shares of Contax Participações S.A. held by the Telemar Participacoes SA, the new company established for this purpose under the corporate name of CTX Participações S.A. ("CTX "or" CTX Participações").

The Partial Split is one of the stages of the Restructuring Plan of 2008, and is justified by the need to segregate into separate companies participating in the activities of contact centers from other telecommunications activities, corresponding to the Company's investment in Tele Norte Leste Participações S.A.

The CTX was formed with capital of R$ 70,000,000.00, divided  into 3,090,611,008 ordinary shares (after conversion into common shares of 1,000,000 preferred shares issued by Telemar Participações S.A. and held by BNDESPAR) that were allocated to the shareholders of Telemar Participações S.A., the ratio of one share of CTX for each share of Telemar Participacoes SA. The CTX is solely responsible for the investment on shares of Contax, no solidarity with Telemar Participações S.A., pursuant to Article 233 of Law 6404/76.

The portion of the equity of Telemar Participações S.A. subject to the Partial Split is composed of:

Relevant Accounts	Book value (R$ thousand)

Asset	70,000

Current assets	2,370

Cash	2,370

Long Term	-

Permanent Assets	67,630

Investments	67,630

Contax Participações S.A.	67,630

Net assets spun off	70,000

Under Article 225, IV, of Law 6.404/76, no calculation of the amount of reimbursement was made, pursuant to the provisions of art. 137 of Law 6404/76, and in order that all shareholders of Telemar Participações S.A. agreed to the terms and are signatories of the Restructuring Agreement, and the terms of the Partial Split, including the grounds and are in full agreement with the terms thereof. There was no change in the rights and / or political advantages and assets of shares of Telemar Participações S.A. owned by shareholders before and after this operation.

The Partial Split resulted in reduction of the share capital of Telemar Participações S.A. for R$ 70,000,000.00, from R$ 2,113,689,608.40 to R$ 2,043,689,608.40, keeping the number of shares unchanged, with this reduction supported by its shareholders in proportion to their shareholdings in the capital.

Because it is a reorganization of the investments of the shareholders of Telemar Participações SA, the Partial Split was neither subject to the approval of regulators or antitrust agencies.

V. Restructuring of the shareholder Fiago Participações S.A. ("Fiago)

As provided in the Reorganization Agreement, Fiago (shareholder of Telemar Participações S.A. and CTX Participações S.A. until July 2009), reported that on July 3, 2009, was approved unanimously, its dissolution and deliberate sharing of early assets to shareholders' Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Fundação Atlântico de Seguridade Social (“FASS”), Fundação Petrobras de Seguridade Social - PETROS e Fundação dos Economiários Federais - FUNCEF, which consist of common shares issued by Telemar Participações S.A. and CTX Participações S.A. With the adoption of the Dissolving Fiago, the capital of CTX Participações S.A. became divided as stated in item 8.1 (a) of this Form.

VI. Public Auction of the Company's Shares held by BNDES Participações S.A.

Also as provided in the Restructuring Agreement and disclosed in CTX’s  Material Fact dated 06/21/2010, on 06/17/2010, an auction was conducted by BNDESPAR regarding the sale and purchase of shares of Telemar Participações S.A. and CTX Participações S.A., with FUNCEF and PETROS, acting as purchasers, declared winners.

BNDESPAR stated that no intervention in purchasing these lots took place, and each set of shares of Telemar Participações SA and CTX Participações S.A. were sold at a price of R$2.25 (two reais and twenty five centavos), considering if the price of R$ 2.15 (two reais and fifteen centavos) for each share of Telemar Participações S.A. and R$ 0.10 (ten centavos) for each share of CTX Participações S.A.

            Additionally, BNDESPAR reported that the transfer of the shares of both single and indivisible lots of Telemar Participações S.A. and CTX Participações S.A. for the respective bidders are subject to some steps foreseen in the respective notices of auctions, including: (i) the execution of contract of sale in accordance with Annex I of these calls, (ii) the prior consent of the National Telecommunications Agency - Anatel, which must authorize the transfer of shares issued for their TmarPart bidder. "

Only after completion of the above conditions, FUNCEF and PETROS shareholders will own, each one, the participation of 8.85% in the capital of CTX Participações S.A., as detailed below.

	Participation in CTX Part. S.A.
Shareholders	%	Common Shares

AG Telecom Part. S.A.	22.83%	705,461,176

Luxemburgo Part. S.A.

LF Tel S.A.	22.83%	705,461,176

BNDESPAR	14.99%	463,234,641

PREVI	11.47%	354,506,323

FASS	10.18%	314,569,803

FUNCEF	8.85%	273,688,936

PETROS	8.85%	273,688,935

Others	0.00%	18

Total	100%	3,090,611,008

Therefore, until the completion of the above conditions to the holding of CTX remains as information contained in item 8.1 (a) of this Form.

VII.  Shareholder agreement

The shareholders of Telemar Participações S.A. explained that the implementation of the events described above and the change in shareholding structure of Telemar Participações S.A. (i) has been approved by the shareholders of Telemar Participações S.A., assembled in general meetings held on April 25, 2008, and (ii) did not involve transfer of control power, as it continued to be detained by members of the group controlling shareholders.

VIII. Shareholder Agreements

The shareholders of CTX concluded on April 25, 2008, the General Shareholders Agreement to regulate the exercise of voting rights and the right of preference in CTX, which was filed at the headquarters of CTX ("General Shareholders' Agreement").

In addition, shareholders AG, Tel LF and FASS, which form the block that holds the majority of the voting capital of Telemar Participações S.A., also signed the Shareholders Agreement, AG LF FASS  to regulate the exercise of voting rights of such shareholders in the CTX without prejudice to other provisions of the General Shareholders' Agreement, of which AG, Tel LF and FASS are also parties. This agreement was also filed at the headquarters of CTX.

8.4       Other information you deem relevant:

No further relevant information about this item 8.

9.   Relevant Assets

9.1. Describe the noncurrent assets that are relevant for the development of the Issuer’s activities, indicating in particular:

a.  Describe the noncurrent assets that are relevant for the development of the issuer's activities, in particular indicating:

The main properties of the Company, owned or leased, are located in the South, Southeast and Northeast of Brazil. We believe that existing plants are sufficient to meet current requirements and to accommodate minor expansions. Instead of maintaining extra capacity for future demands, we have opted for a strategy of using high capacity. In order to meet the requirements of aggressive implementation of new clients, we develop a group of suppliers with standardized products and services capable of responding quickly to our need for expansion or installation of additional workstations. Moreover, in places like Sao Paulo and Rio de Janeiro, where we believe there is a greater likelihood of future growth of customer demand, we tried to rent facilities to allow significant expansion if needed. On December 31, 2009, the Company had 304,791 square feet of building area on premises occupied. The duration of leases of real estate varies from 5 to 10 years. The Company has an option to renew for the same period.

The following table shows the consolidated net book value and the percentage of fixed assets for the periods indicated below:

In thousands of R$
Fiscal year ended December 31,
	2009	(%)	2008	(%)	2007	(%)
Computer equipment	94,324	26.76%	97,987	32.15%	77,162	30.32%
Furniture and fixtures	46,380	13.16%	44,836	14.71%	36,476	14.33%
Installations in third party properties	170,692	48.43%	132,911	43.61%	118,309	46.49%
Assets under construction	5,473	1.55%	3,977	1.31%	1,530	0.60%
Buildings	2,499	0.71%	2,604	0.85%	2,628	1.03%
Land	831	0.23%	831	0.27%	831	0.33%
Other assets	32,274	9.16%	21,654	7.10%	17,531	6.90%
Total	352,473	100%	304,799	100%	254,467	100%

The following table presents information about our facility at December 31, 2009:

Sites	State	Building area (in m2)	Owned or rented	Insurance	Rental Agreement
Passeio	RJ	24,044	Rented	Sim	11/10/2010
Mackenzie	RJ	10,077	Rented	Sim	12/30/2009 (1)
Mauá	RJ	9,702	Rented	Sim	2/28/2013
Niterói	RJ	13,624	Rented	Sim	12/30/2009 (1)
Riachuelo	RJ	2,335	Rented	Sim	1/14/2013
São Cristóvão (2)	RJ	5,600	Owned	Sim	-
Beneditinos	RJ	1,330	Rented	Sim	3/31/2013
Engenho de Dentro	RJ	3,368	Rented	Sim	11/30/2012
Rio Comprido	RJ	6,479	Rented	Sim	10/31/2013
Alameda Santos	SP	1,110	Rented	Sim	3/25/2012
Alegria	SP	19,000	Rented	Sim	11/20/2017
Antártica	SP	21,621	Rented	Sim	6/13/2014
Augusta	SP	3,497	Rented	Sim	5/31/2011
Inhaúma	SP	3,350	Rented	Sim	6/30/2011
Lapa	SP	17,375	Rented	Sim	12/31/2012
Oliveira Coutinho	SP	3,419	Rented	Sim	9/30/2013
Paulista/ Conj. Nacional	SP	14,711	Rented	Sim	4/23/2012
Rubens Meireles	SP	2,752	Rented	Sim	07/02/2011
Contorno	MG	7,290	Rented	Sim	7/30/2010
Prado	MG	11,998	Rented	Sim	12/31/2014
Comércio	BA	11,000	Rented	Sim	3/30/2014
Fonte Nova	BA	10,296	Rented	Sim	12/30/2009 (1)
Fortaleza	CE	15,246	Rented	Sim	12/30/2009 (1)
Nascente	CE	2,248	Rented	Sim	12/31/2013
Aurora	PE	8,584	Rented	Sim	10/01/2012
Conquista	PE	9,256	Rented	Sim	2/24/2011
Príncipe	PE	3,805	Rented	Sim	12/30/2009 (1)
Santo Amaro	PE	40,270	Rented	Sim	10/20/2015
Navegantes	RS	12,103	Rented	Sim	12/31/2015
Brasília	DF	4,045	Rented	Sim	12/31/2010
Barão de Tefé (3)	RJ	1,300	Rented	Sim	v31/2011
Alameda Santos (3)	SP	3,261	Rented	Sim	3/15/2014
Florianópolis (3)	SC	695	Rented	Sim	07/01/2012
Total		304,791

(1) We are currently negotiating with Oi terms of the renewal of concessions such sites.
(2) We acquired this property in December 2007.
(3) Todo's Facility.

b.  Patents, trademarks, licenses, grants, franchises and technology transfer agreements, including

On December 30, 2008, Tele Norte Leste Participações S.A. transferred to us at no cost 18 trademark applications/registrations containing the word “Contax” filed before the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial).  The record of this assignment and the respective publication by the Brazilian PTO are still pending.  The portfolio includes 15 trademark registrations and three pending registrations.

On November 18, 2008, Todo filed two trademark applications with the Brazilian PTO.  On March 20, 2009, Todo filed eight trademark applications, which have not yet been published for the knowledge of third parties.  All of Todo’s trademarks are pending registration, and two are being contested by third parties. The Company believes its remotely possible the chance of success by others in challenging the filings described above, resulting in the loss of their rights in contested marks.

i.   Duration

Upon completion of the examination of applications, the tags will be valid for 10 years from the date of grant of registration, renewable for successive periods.

ii.  Territory Affected

The Company's brands have registered with the INPI, and those pending registration shall, after completion of the examination of requests, valid throughout the national territory.

iii. Events that can cause loss of rights relating to such assets

At the administrative level, applications for trademark registration and patent analysis that are under the INPI may be denied. With respect to trademark registrations already granted a third party (or its own INPI) may try to harm the Company's records (with processes such invalidity or forfeiture).

In the judicial sphere, while the Company is the holder of the registration and applications for registration of most of its brands and also holder of the domain name, you can not ensure that third parties will not claim that the Company is violating their intellectual property rights and eventually obtain a victory.

iv. Possible consequences of loss of such rights for the Company

To maintain the registration of trademarks and domain names, a regular payment is done to the relevant bodies, after the expiry of the term of each of them, the payment of due taxes is essential to prevent the extinction of the records and the consequent termination of the rights holder.

The Company believes it is the remote chance of not renewing the license to use its trademarks.

A possible loss of rights to marks already registered by the Company could result in the end the right of exclusive use of the same national territory.

The Company believes it will achieve the registration of trademarks and pending registration will not lose rights to the brands that are being contested, and that failure to obtain such records or loss of these marks will not cause a negative effect materially adverse to its operations and financial condition. However, the loss of some brands as strategic to the Company could result in a substantial loss of company assets.

c.  The companies in which the Issuer has na ownership interest and inform about these companies: i. Corporate Name; ii. Headquarters; iii. Activities Developed; iv. Issuer´s ownership interest; v. Subsidiary or affiliated company; vi. Registry with the CVM:

Contax has three subsidiaries, and these are not registered with the CVM.

            Contax SA, with headquarters at Rua do Passeio, No. 48-56 - part, Centro, CEP: 20021-290, City and State of Rio de Janeiro. As a corporation, privately held, which is engaged in the provision of tele-services in general. Contax Participações owns 100% of the share capital of Contax.

Todo Soluções em Tecnologia S.A. is headquartered in Alameda Santos, 1767 and No. 1773, Cerqueira César, CEP 01419-002, City and State of Sao Paulo. As a corporation, privately held, which is engaged in the provision of services of information technology and computing in general. The subsidiary of Contax, Contax S.A., owns 80% of the shares representing the capital of Todo.

BRC – XVI Empreendimentos Imobiliários LTDA, with headquarters at Rua da Alegria, No. 68, 96 (part), Bras, CEP: 03043-010, City and State of Sao Paulo. As a special purpose company to license for the Incentive Program Selective region adjacent to the Station of Light The subsidiary of Contax, Contax SA holds 100% of the shares representing the share capital of BRC.

vii. Book value of ownership interest:

	Contax			TODO		BRC XVI
	2009	2008	2007	2009	2008	2009

Participation in subsidiaries (directly and indirectly) -%	100%	100%	100%	80%	80%	100%
Number of shares	309,550,226	309,550,226	309,550,225	8,000	8,000	-

Income (loss) in the exercise	149,139	94,405	46,801	(3,168)	14	-

Equity income	149,139	94,405	46,801	(2,534)	11	-

Capital	223,900	223,900	223,900	10	10	6

Shareholders' equity before distribution of dividends	371,025	370,628	288,861	7,228	10,396	1

Proposed dividends	(141,682)	(148,743)	(12,637)	-	-	-

Total investments	229,343	221,885	276,224	5,783	8,317	1

  viii. Market value of participation as the price of the shares at the close of the fiscal year, when such shares are traded on organized securities:

Not applicable, since they are private companies.

  ix. Appreciation or depreciation of such participation in the past 3 fiscal years, according to the book value:

Not applicable.

x. Appreciation or depreciation of such participation in the past 3 fiscal years, according to market value:

Not applicable, since they are private held companies.

  xi.     Amount of dividends/interest on capital received over the past three years:

	Dividends (In thousand reais)
Company Name	2009	2008	2007
Contax S.A.	141,682	148,743	12,637
Todo BPO Soluções em Tecnologia S.A.	-	-	-
BRC XVI LTDA	-	-	-

Reasons for the acquisition and maintenance of such participation

Contax S.A: Performance in the segment of contact center and BPO (Business Processing Outsourcing), with a focus on managing customer relationships.

Todo BPO Soluções em Tecnologia S.A.: Marketing of Information Technology solutions developed in the environment of contact centers.

            BRC XVI LTDA: Develop and implement the project alone housing inserted in Selective Incentive Programme for the region adjacent to the Estação da Luz (“Programa Nova Luz”), in the central area of São Paulo. The BRC is a signatory and beneficiary of the Term Tax Benefit Grant No. 10/2008 signed by the City of São Paulo and its Board of Selective Incentive Program for the Region Adjacent to the Estação da Luz.

10.              Executive Officer´s Comments

10.1. Directors should comment on:

a)   General Financial and Equity Conditions

Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and the leader in the contact center and debt collection services with a rapidly growing portfolio, in order to become the only Business Process Outsourcing (BPO) Company with broad expertise in customer relationship management (CRM).

The Company has shown strong growth in its operations, also increasing its levels of profitability, illustrating the healthy growth of our operations.

	In R$ millions

Indicators	2009	2008	2007	09 x 08	08 x 07	09 x 08	08 x 07

Net Revenue	2,161.1	1,774.7	1,365.8	386.4	408.9	21.8%	29.9%

Net Income	139.9	92.4	47.4	47.5	45.0	51.4%	94.9%

% of Net Income	6.50%	5.2%	3.5%	1.3 p.p.	1.7 p.p.

The operating cash flow of the Company has been showing significant growth in recent years. Net cash from operating activities was R$ 278.8 million in 2009, R$ 252.7 million in 2008 and R$ 203.2 million in 2007, representing an increase of R$ 26.1 million between 2008 and 2009 and R$ 49.5 million between 2008 and 2007. The Company honors its commitments regularly and believes that current financial resources and future generations are adequate operating cash to meet the needs for working capital, comply with third-party loans obligations and support the projected near future investments.

	In R$ millions

Indicators	2009	2008	2007	09 x 08	08 x 07	09 x 08	08 x 07

Cash and Cash Equivalents	357.9	355.9	240.3	2.0	115.6	0.6%	48.1%

Long Term Financial Investments	26.6	-	-	26.6	-	n.a.	n.a.

Debt	218.6	243.9	144.6	(25.30)	99.3	-10.4%	68.7%

Indebtness	0.64	0.86	0.52	(0.22)	0.34

To support business growth, the Company invested more than R$ 460 million over the past three years in expanding its facilities. Shareholder's equity increased from R$ 279.2 million in 2007 to R$ 342.7 million in 2009 with cumulative growth of 22.7%.

The Company is still seeking sources of attractive financing to support future growth opportunities and in March 2010, contracted with BNDES a new line of credit limit of R$ 323.6 million.

Management believes that the financial condition of the Company is consistent and does not offer any kind of risk to the continuity of the business.

b)   Capital Structure and Possible Redemption of Shares or Shares

Management believes that the current capital structure, measured primarily by net debt over shareholders´ equity, presents conservative levels of leveraging.

	In R$ millions
	2009	2008	2007

Debt	218.6	243.9	144.6

Shareholders' Equity	342.7	282.8	279.2

Operational Revenue (ex. depreciation)	337.5	246.9	190.0

Indebtness Ratio	0.64	0.86	0.52

Operational Revenue (ex. depreciation) / Debt	1.54	1.01	1.31

The Company ended 2009 with a net cash [4] position of R$ 165.9 million, up R$ 53.9 million when compared to 2008.

The Company’s shareholder’s equity increased from R$ 282.8 million in December 31, 2008, to R$ 342.7 million in the same period in 2009, mainly due to the R$ 139.9 million in profit in 2009, partially compensated by the propose dividends of R$ 90.0 million.

In relations to:

(i)                    Possibility of redemption of share or shares

There is no possibility of redemption of the Company´s shares other than provided by law.

(ii)                  Formula for calculating the redemption value

[4] Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and financial investments. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Not applicable.

c)   Payment capacity as regards to the assumed financial obligations

The Company has presented full capacity to honor its financial commitments, mainly due to the cash generated over the past three years, which has led not only to the capacity to meet its obligations, but also to maintain cash availability at quite significant levels, as shown in the table below:

	Consolidated - In R$ millions

Reconciliation of Net Cash	2009	2008	2007	09 x 08	08 x 07

(+) Cash and Cash Equivalents	357.9	355.9	240.3	0.6%	48.1%
(+) Financial Investments	26.6	-	-	n.m.	-
(-) Loans and Financing	(204.6)	(217.9)	(100.4)	-6.1%	117.0%
(-) Leasing	(14.0)	(26.0)	(44.2)	-46.2%	-41.2%
Net Cash	165.9	112.0	95.7	48.1%	17.0%

In 2009 the Company had an operating cash flow of R$ 278.8 million, while in 2008 the generation was of R$ 252.7 million, representing an increase of 10.3%. The operating cash flow for 2008 was R$ 49.5 million, or 24.4%, higher than in 2007, which totaled R$ 203.2 million.

The Company's liquidity [5] ratios are demonstrated below:

	Consolidated
	2009	2008	2007

General Liquidity Ratio	0.89	0.85	0.91

Current Liquidity Ratio	1.04	1.27	1.29

On December 31, 2009, 2008 and 2007, the Company did not operated with derivative financial instruments and/or market risk. In addition, the Company adopts the policy of asset and financial liabilities management that constantly seeks to optimize its profitability to a level befitting for low risk. Financial investments held in 2009 are basically remunerated by the variation of the Interbank Deposit Certificates – CDI, which are readily convertible into cash and are subject to an insignificant risk of change in value.

[5] General Liquidity – is the ratio of total assets except fixed assets over total liabilities except shareholders ‘equity

Current Liquidity – is the ratio of the total current assets over total current liabilities

d)   Financing for working capital and investments in non-current assets used

Working capital is financed primarily from own resources arising out of the Company´s operating cash flow.

Contax has a loan agreement with BNDES in the amount of R$ 216.7 million, with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

e)   Financing for working capital and investments in non-current assets to be used to cover liquidity shortages

The Company currently has no deficiency of liquidity. In a situation where resources are needed for significant investments, we believe that the Company has the capacity to contract loans on similar terms to the credit lines currently used.

f)   Indebtness levels and debt description

The level of consolidated indebtedness of the Company, which is the relationship between third party capital (loans, financing and capital lease obligations) and equity (shareholder’s equity) in the last three years were:

	In R$ millions
	2009	2008	2007

Debt	218.6	243.9	144.6

Shareholders' Equity	342.7	282.8	279.2

Indebtness Ratio	0.64	0.86	0.52

(i)  Loan agreements and relevant financing contracts

Loans and Financing

	Consolidated in R$ millions

BNDES - PROSOFT	Principal	Interest	Charges	Balance

Funds Raised	100.0	-	-	100.0
Amortization of the Principal	-	-	-	-
Amortization of the Interest	-	(1.5)	-	(1.5)
Amortization of the Financial Charges	-	-	1.9	1.9

Balance in 31 of December 2007	100.0	(1.5)	1.9	100.4

Funds Raised	116.7	-	-	116.7
Amortization of the Principal	-	-	-	-
Amortization of the Interest	-	(13.8)	-	(13.8)
Amortization of the Financial Charges	-	-	14.7	14.7

Balance in 31 of December 2008	216.7	(15.3)	16.6	218.0

Funds Raised	-	-	-	-
Amortization of the Principal	(13.5)	-	-	(13.5)
Amortization of the Interest	-	(17.1)	-	(17.1)
Amortization of the Financial Charges	-	-	17.2	17.2

Balance in 31 of December 2009	203.2	(32.40)	33.8	204.6

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of  R$ 216.5 million with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions.

Said loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT – Company, at a rate based on the Brazilian long-term interest rate (TJLP) + 2% a.a. and the final tranche maturing in September 2013.

In October 2007, the subsidiary received the first loan tranche, in the amount of R$ 100.0 million. In the first half of 2008, on January 28 and 30 and June 12, 2008, the second, third and fourth tranches were disbursed, in the amounts of R$ 40.0 million, R$ 10.0 million and R$ 61.8 million, respectively. On November 18, 2008, the fifth and last tranche was released in the amount of R$ 4.9 million. The loan tranches totaled  R$ 216.7 million, as a result of the restated TJLP (long-term interest rate).

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as from October 15, 2009.

As of December 31, 2009, the maturities of the principal instalment recorded in non-current liabilities are as follows:

Principal
2011	54.2
2012	54.2
2013	40.6
149.0

Contax contractually opted for tendering guarantees through sureties from financial institutions, in this case, receivables and restrictive (financial covenants) structures are not applicable.

Leasing Obligations

		Balance payable

Lessor	Number of installments	2009	2008

CIT	48	1,455	4,143

Unibanco	48	237	3,121

HP Financial	48	727	4,881
	60	7,777	9,140

IBM Leasing	48		189
	60	3,821	4,496

		14,017	25,970

Current		10,118	16,086
Noncurrent		3,899	9,884

Contax has several leasing agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities. It is noteworthy that the Company does not conclude new contracts for financial lease since 2006.

New BNDES contract

On March, 2010, Contax signed a new financing agreement with the Brazilian Financial Bank – BNDES, in the total of R$ 323.6 million, divided in two sub credits:

Sub credit “A” refers to the amount of R$ 281.5 million, with the funds being available for increasing installed capacity and upgrading current facilities, improving service quality, training programs and investments related to Research & Development, within the BNDES PROSOFT- Software Industry and Correlated Services Development Program.

Sub credit “B” refers to the amount of R$ 42.1 million, with the funds being available for the purchase of machinery and equipment that meet the criteria established by FINAME (Agência Especial de Financiamento Industrial – Special Industrial Financing Agency).

Over the principal loan balance of sub credit “A“, the interest charged will be composed of a 1.73% p. y., as well as the Brazilian long-term interest rate (TJLP) and a surcharge of 1.0% p. y. While over the principal loan balance of sub credit “B“, the interest charged will be of 4.5% p. y.

Repayment of the principal of the loan to the BNDES will occur in 60 monthly and successive instalments, with the first instalment due on October 15, 2011, and the last, on October 15, 2016.

The Company offers as guarantee the financial receivables from the Service Delivery Agreement signed with Telemar Norte Leste S/A (Oi Fixa), TNL PCS S/A (Oi Móvel) and Telemar Internet Ltda. Also, it shall maintain during the term of the Contract, Coverage Ratio Debt Service equal to or greater than 1.65, being:

a)       Coverage Ratio Debt Service calculated by dividing the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) by the Debt Service;

b)      Earnings Before Interest, Taxes, Depreciation and Amortization –EBITDA, equivalent to operating profit before financial result, income tax and social contribution expenses and depreciation and amortization;

c)       Debt Service equals the amount of debt actually paid to creditors by way of repayment of principal and interest.

To date, BNDES has not released any amount related to the new contract.

(ii)         Other long-term relationships with financial institutions

In terms of debt, the only relationship between the Company and financial institutions is described in item 10.(f).(i).

(iii)       Subordination amongst debts

There’s no subordination amongst debt.

(iv)       Any restrictions imposed on the issuer, in particular in relation to debt limits and contracting new debt, distribution of dividends, disposal of assets, the issuance of new securities and the sale of corporate control

The Company cannot, without permission of the BNDES, (i) give preference to other credits, (ii) incur in amortization of stock, issue bonds and participation certificates, (iii) take on new debt, (iv) sell or encumber the permanent assets, except for obsolete and unserviceable goods or goods that are replaced by new ones of similar purpose.

g)   Use limits of the contracted loans

The Company has fully demonstrated the application of the funds provided by the schedule of the BNDES project, with no more balance or limits remaining to be used.

h)        Material changes in each line of the financial statements

Review of Financial Performance and Balanced Sheet

Analysis of the Income Statement

For the years ended on December 31, 2009, 2008 and 2007.

The table below shows a summary of the income statements, comparing the periods ended on December 31, 2007, to December 31, 2008 and December 31, 2009, with horizontal and vertical analysis:

Statement of operation for the year ended December 31,	Consolidated in R$ millions						% Change
	2009	Total %	2008	Total %	2007	Total %	2009 vs 2008	2008 vs 2007
Gross Operating Revenue	2,335.3		1,916.1		1,475.5		21.9%	29.9%
Deductions from Gross Revenue	(174.2)		(141.4)		(109.7)		23.2%	28.9%
Net Operating Revenue	2,161.1	100.0%	1,774.7	100.0%	1,365.8	100.0%	21.8%	29.9%
Costs of Services Rendered	(1,757.3)	-81.3%	(1,490.6)	-84.0%	(1,185.1)	-86.8%	17.9%	25.8%
Gross Operating Income (Expenses)	403.8	18.7%	284.1	16.0%	180.7	13.2%	42.1%	57.2%

Selling	(27.7)	-1.3%	(28.5)	-1.6%	(19.1)	-1.4%	-2.8%	49.2%
General and Administrative	(130.7)	-6.0%	(84.7)	-4.8%	(62.9)	-4.6%	54.3%	34.7%
Management Fees	(7.9)	-0.4%	(6.3)	-0.4%	(4.9)	-0.4%	25.4%	28.6%
Other Operating Expenses, Net	(13.5)	-0.6%	(18.6)	-1.0%	(15.6)	-1.1%	-27.4%	19.2%
	(179.8)	-8.3%	(138.1)	-7.8%	(102.5)	-7.5%	30.2%	34.7%
Operating Income Before Financial Results	224.0	10.4%	146.0	8.2%	78.2	5.7%	53.4%	86.7%
Financial Results, Net	(15.4)	-0.7%	(0.1)	0.0%	(3.5)	-0.3%	15300.0%	-97.1%

Income Before Income Tax and Social Contribution	208.6	9.7%	145.9	8.2%	74.7	5.5%	43.0%	95.3%
Income Tax and Social Contribution
Current	(71.0)	-3.3%	(51.4)	-2.9%	(24.4)	-1.8%	38.1%	110.5%
Differed	1.7	0.1%	(2.1)	-0.1%	(2.9)	-0.2%	-181.0%	-27.6%

Net Income Before Minority Interest	139.3	6.4%	92.4	5.2%	47.4	3.5%	50.8%	95.0%
Minority Interest	0.6	0.0%	0.0	0.0%	0.0	0.0%	n.m.	-

Net Income for the year	139.9	6.5%	92.4	5.2%	47.4	3.5%	51.4%	95.0%

Net Operating Revenue (NOR)

2009 and 2008:

Annual NOR totaled R$2,161.0 million, a hefty 21.8% up on 2008, or R$386.4 million in absolute terms, chiefly due to: i) the increased in volume of operations with existing clients (R$ 240.2 million); ii) contractual adjustments to reflect cost hikes     (R$ 92.6 million); iii) new business in several segments, including retail, financial and services (R$ 34.4 million); and iv) non-recurring revenue from the adjustment of a client’s contractual scope (R$ 19.1 million).

In product terms, consumer service accounted for the majority of annual NOR, with 62.8% of the total, 2.7 p.p. up on 2008, chiefly due to the entry of major new clients and the entering into force of the Customer Service Law. Telemarketing and Retention operations accounted for 16.3% of annual NOR, down by 2.0 p.p., while debt collection accounted for 15.6%, identically to last year.

2008 and 2007:

The Net Operating Revenue in 2008 reached R$ 1,774.7 million, with a record growth in the Company’s history of 29.9% in comparison to 2007. In absolute terms, the revenue increased by R$ 408.9 million. The main drivers which contributed for such a growth were: i) the increased volume of operations with existing clients (R$ 316.8 million), especially in the telecom and financial sectors; ii) contractual price adjustments (R$ 69.3 million) to reflect cost hikes; iii) new business in several segments, including retail, financial and services (R$ 22.8 million).

In relation to products, Consumer Service represented the largest share of annual NOR, at 60.1%, followed by Telemarketing / Retention at 18.3%, and Debt Collection with 15.6%.

Costs and Expenses

Costs and expenses totaled R$1,937.1 million in 2009, 18.9% up on the year before, reflecting the increase in operational volume, given that the vast majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, however, they fell by 2.2 p.p., from 91.8%, in 2008, to 89.6% in 2009, chiefly due to the reduction in personnel costs. This reduction reflects the gains in productivity from the more efficient use of operators’ time and accurate traffic predictions, which allowed us to operate services with fewer resources.

Throughout 2008, Costs and Expenses totaled R$ 1,628.7, 26.5% above the prior year, reflecting the substantial increase in volume of operations that occurred in 2008.

Costs of Services Rendered

	In R$ million
	2009	2008	2007	09 x 08	08 x 07
Personnel	1,315.5	1,110.1	863.3	18.5%	28.6%
Third-Party Services	241.3	207.7	158.3	16.2%	31.2%
Depreciation / Amortization	95.9	88.3	104.6	8.6%	-15.6%
Rental and Insurance	92.0	72.8	49.4	26.4%	47.4%
Other Inputs	12.6	11.7	9.5	7.7%	23.2%
	1,757.3	1,490.6	1,185.1	17.9%	25.8%

2009 and 2008:

The annual Cost of Services Rendered totaled R$1,757.3 million, 17.9% up on 2008, although there was a 2.7 p.p. reduction in percentage-of-NOR terms from 84.0%, in 2008, to 81.3% in 2009, which reflects the Company’s gain in profitability.

•          Personnel: increase of 18.5%, reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered (R$ 140.4 million); and ii) the pay rise resulting from the collective bargaining agreement (R$65.1 million). It is worth noting that there were gains in operational productivity, reducing these costs’ relative share of net revenue, thereby improving efficiency.

•          Third-party Services: growth of 16.2%, due to the increase in costs from infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), related to the expansion of the Company’s operations and its supporting sites.

•          Depreciation came to R$ 95.9 million in 2009, R$ 7.6 million, or 8.6%, up on 2008, reflecting the investments throughout 2008 and 2009 to support business growth.

•          Rent and Insurance: increase of 26.4%, reflecting the leasing of new sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

2008 and 2007:

In 2008, the annual Cost of Services Rendered totaled R$ 1,490.6 million, 25.8% above 2007. As a percentage of NOR, costs fell 2.8 p.p. from 86.8% in 2007 to 84.0% in 2008, reflecting productivity gains.

•          Personnel: increase of 28.6%, reflecting: i) a larger number of employees, fueled by the increase in the volume of services rendered (R$ 216.7 million); ii) the pay raise resulting from the collective bargaining agreement and adjustments to the food and health benefit agreements (R$ 30.1 million).

•                  Third-party Services: growth of 31.2%, due to the increase in costs from infrastructure and IT equipment maintenance, caused by the expansion of the Company’s operations. It is worth noting that in 2008 Contax expanded the number of more sophisticated workstations, which require more complete technological solutions and have higher maintenance costs, which also reflects in revenue. The main expense items were: i) R$ 22.3 million in services related to the maintenance of IT equipment (hardware and software); and ii) R$ 24.5 million in infrastructure and facilities-related services (electricity, security, cleaning, telecom and building maintenance).

•                In 2008, depreciation reached R$ 88.3 million, being lower by R$ 16.3 million, or 15.6%, in relation to 2007, basically due to the adjustments that occurred in 2007, which increased depreciation by R$ 22 million in that year as a result of a revision of the working life of technological equipments and furniture. In 2008, there was no such adjustment and therefore, depreciation presented a lower value in comparison to 2007, showing a productivity gain for the Company.

•                Rent and Insurance: an increase of 47.4%, reflecting the leasing of new sites and contractual adjustments, plus the rental of third-party infrastructure to meet client demand whiles the increase in own operations had not been concluded.

•                  Others: 23.3% growth mainly explained by the increase in acquisition costs of maintenance and infrastructure materials.

Selling, General and Administrative Expenses

	Consolidated - In R$ million
	2009	2008	2007	09 x 08	08 x 07
Personnel	74.9	55.8	42.8	34.2%	30.4%
Share-based Payment	10.0			n.a.	-
Third-Party Services	45.9	32.0	24.0	43.4%	33.3%
Depreciation / Amortization	17.6	12.6	7.2	39.7%	75.0%
Rental and Insurance	5.9	1.9	1.4	210.5%	35.7%
Other Inputs	12.0	17.2	11.5	-30.2%	49.6%
	166.3	119.5	86.9	39.2%	37.5%

2009 and 2008:

SG&A Expenses accompanied the growth in the volume of operations, closing 2009 at R$166.3 million, 39.2% up on 2008, essentially due to the following factors: i) the R$ 19.1 million upturn in personnel expenses caused by the expansion of the management team; ii) non-recurring expenses of R$ 15.0 million from consulting services related to the strategic evaluation and the structuring of the product development area, as well as other specialized business support services, and to certain conditions in the stock option plan (further details on our financial statements); and iii) the R$ 6.5 million upturn in expenses from administrative rents and facilities due to the expansion of the business support and administration area.

2008 and 2007:

SG&A Expenses accompanied the growth of the Company, closing 2008 at     R$ 119.5 million, 37.5% higher than in 2007, essentially due to two important factors:        i) a R$ 13.0 million increase in personnel expenses, due to the expansion of the Company’s management team; and ii) a R$ 8.0 million rise in third-party service expenses, chiefly related to marketing and business support specialized services expenses, as well as expenses of R$ 9.6 million with marketing and sponsorship.

Other operating revenue and expenses

Other Operating Revenue and Expenses totaled R$ 13.5 million in 2009, R$ 5.1 million, or 27.4%, down on the previous year, primarily due to the non-recurring reversal, in 2009, of labor contingencies, thanks to the revision of the amounts provisioned out of the total amounts involved in unresolved lawsuits, which were above their historical realization average, and gains from the more efficient management of labor litigation in general, either through the elimination of causes for future litigation or due to the successful outcome of existing lawsuits.

Net Financial Result

2009 and 2008:

The Net Financial Result was a negative R$ 15.4 million in 2009, versus a negative R$ 0.1 million in the previous year. The R$ 15.3 million reduction was chiefly due to lower returns from financial investments, in turn due to the latter’s reduced volume, lower interest rates in 2009, and higher interest expenses on loans as a result of the increase in the BNDES average debt.

2008 and 2007:

In 2008, the Net Financial Result was a negative R$ 0.1 million, versus a negative R$ 3.5 million net expense in 2007. The year-over-year change of R$ 3.4 million primarily reflects the increase in the Return on Financial Investments line (R$ 30.3 million in 2008, versus R$ 15.7 million in 2007) and the elimination of the CPMF financial transaction tax. The higher return on these financial investments was due to the upturn in cash availability along with higher interest rates. These positive effects were partially offset by higher interest expenses (R$ 14.7 million in 2008, versus R$ 1.9 million in 2007), caused by the higher BNDES debt balance.

Net Income

2009 and 2008:

Contax posted 2009 Net Income of R$139.9 million, R$47.5 million, or 51.4%, up on 2008, mainly driven by the increase in net income of R$ 386.4 million, offset by an increase in cost of services and expenditure in general in the amount of R$ 308.4 million, as previously detailed, partially offset by the R$ 15.3 million reduction in the financial result, and the R$ 15.8 million increase in income and social contribution taxes due to higher taxable income.

2008 and 2007:

Contax posted Net Income in 2008 of R$ 92.4 million, R$ 45.0 million, or 95.0%, higher than in 2007, due to: i) a higher volume in operations, which pushed operational revenue up by R$ 67.8 million; ii) better financial result by R$ 3.4 million. These effects were partially offset by an R$ 26.2 million increase in income and social contribution taxes due to the growth in taxable income.

Analysis of the Balance Sheet

				Consolidaded - In R$ Million			% Variation

Assets	2009	% total	2008	% total	2007	% total	2009/2008	2008/2007
Current Assets
Cash and Cash Equivalents	357.9	31.6%	355.9	35.9%	240.3	32.3%	0.6%	48.1%
Accounts Receivable	128.5	11.4%	102.1	10.3%	84.9	11.4%	25.8%	20.4%
Deferred and Recoverable Taxes	73.3	6.5%	57.5	5.8%	43.0	5.8%	27.5%	33.7%
Prepaid Expenses and Other Assets	18.6	1.6%	8.6	0.9%	6.0	0.8%	117.0%	42.0%

Total Current Assets	578.3	51.1%	524.1	52.8%	374.2	50.3%	10.3%	40.1%
Non-Current Assets
Long-Term Assets
Court Deposits	53.4	4.7%	35.3	3.6%	17.8	2.4%	51.1%	98.7%
Financial Investments	26.6	2.4%	0.0	0.0%	0.0	0.0%	n.m.	n.m.
Deferred and Recoverable Taxes	26.9	2.4%	25.4	2.6%	17.6	2.4%	6.1%	44.3%
Credits Receivable	11.4	1.0%	17.5	1.8%	11.7	1.6%	-35.0%	50.1%
Other Assets	1.3	0.1%	1.1	0.1%	0.8	0.1%	15.9%	32.2%

Total Long-Term Assets	119.6	10.6%	79.3	8.0%	47.9	6.4%	50.7%	65.7%

Permanent Assets
Property, Plant and Equipment	352.5	31.2%	304.8	30.7%	254.5	34.2%	15.6%	19.8%
Intangible Assets	80.5	7.1%	84.5	8.5%	68.0	9.1%	-4.8%	24.3%

Total Permanent Assets	552.6	48.9%	468.6	47.2%	370.3	49.7%	17.9%	26.5%

Total Assets	1,130.9	100.0%	992.7	100.0%	744.5	100.0%	13.9%	33.3%

The ownership structure of the groups that make up the Assets account remained virtually the same in the years 2007, 2008 and 2009, being the ratio of current assets, noncurrent and permanent assets, over the total assets, approximately 50% 10% and 40%, respectively.

Considerations regarding the main Assets accounts:

i.            Cash and cash equivalents and securities

	Consolidaded - In R$ Million
	2009	2008	2007	09 x 08	08 x 07

Cash and Cash Equivalents	14.5	6.3	114.4	128.8%	-94.5%
Financial Investments	343.4	349.6	125.9	-1.8%	177.7%
Long-Term Investments	26.6			n.a.	-
	384.5	355.9	240.3	8.0%	48.1%

2009 and 2008:

Cash and Cash Equivalents and Financial Investments closed 2009 at R$ 384.5 million, R$ 28.6 million, or 8.0%, higher than at the end of 2008, reflecting operating cash flow of R$ 278.8 million, partially offset by cash expenditure of R$ 158.9 million on the investment program, dividend payments of R$ 49.4 million, by escrow deposits made in 2009 of R$ 16.5 million and net disbursements of R$ 25.2 million in cash flow from financing activities, chiefly the result of debt amortizations.

2008 and 2007:

Cash and cash equivalents closed 2008 at R$ 355.9 million, R$ 115.6 million or 48.1% up on the year before, primarily due to: i) operating cash flow of R$ 252.7 million; ii) cash expenditure of R$ 167.9 million on the investment program; iii) R$ 99.3 million in cash flow from financing activities; iv) by escrow deposits made in 2008 of R$ 16.7 million; and v) shareholder payments of R$ 51.9 million, involving dividends, the share buy-back program and the auction of share fractions.

ii.            Accounts receivable

	Consolidaded - In R$ Million
	2009	2008	2007	09 x 08	08 x 07

Clients
Related Parties	16.0	12.1	6.3	32.0%	91.7%
Other Clients (Third Parties)	112.5	93.5	82.6	20.3%	13.2%
Allowance for Doubtful
Accounts	-	(3.5)	(4.0)	-100.0%	13.8%
	128.5	102.1	84.9	25.8%	20.4%

2009 and 2008:

The growth in accounts receivable in December 31, 2009 of 25.8%, compared with the same base date of 2008, is mainly related with the increase in 21.9% of revenue in 2009.

Contax provides services to large corporate companies in the financial, telecommunications and retail sectors, which reduces the risk of default. The Company has rather low historical rates of default.

During the year 2009, due to the failure in recovery of the debt through administrative and judicial collection, Contax made the write-off of the provision for doubtful accounts and the balance of accounts receivable. That provision had been formed in late 2007, and since then, all of the appropriate collection efforts were carried out, with all legal resources being exhausted.

2008 and 2007:

The accounts receivable in 2008 grew R$ 17.2 million, corresponding to 20.4% when compared with the same base date of 2007, mainly due to the increase of net revenue in 2008, which was 29.9% higher than in 2007.

In 2007, a provision for doubtful accounts amounting to R$ 4.0 million was constituted, due to customers who had defaults in the exercise itself.

iii.            Property, plant and equipment and intangible assets

	Consolidaded - In R$ Million
	Property, Plant
	and Equipment	Intangible	Total

Balance on 12/31/07	254.5	68.0	322.5
Additions	128.8	39.1	167.9
Depreciation / Amortization	(78.2)	(22.6)	(100.8)
Write-off	(0.3)	-	(0.3)
Balance on 12/31/08	304.8	84.5	389.3
Additions	135.3	23.6	158.9
Depreciation / Amortization	(85.9)	(27.6)	(113.5)
Write-off	(1.7)	-	(1.7)
Balance on 12/31/09	352.5	80.5	433.0

2009 and 2008:

Annual investments totaled R$ 158.9 million, R$ 9.0 million, or 5.4%, less than in 2008, most of which went to support business growth through the construction of new sites (in Pernambuco, São Paulo, Rio de Janeiro and Rio Grande do Sul) and to technology, for new operations and for the internalization of services previously handled by third parties, which were hired by Contax, while it concluded the preparation of its own new sites.

2008 and 2007:

In 2008, Contax’s investments totaled R$ 167.9 million, an increase of 25.8% over 2007. This growth is explained mainly by the continuous expansion of the Company.

Of the 2008 total, R$ 135.3 million went to business Growth; R$ 23.9 million to Reinvestments in technology and infrastructure; and R$ 8.7 million to Quality and Productivity projects.

	Consolidaded - In R$ Million						% Variation

Liabilities and Shareholders´ Equity	2009	% total	2008	% total	2007	% total	2009/2008	2008/2007
Current Liabilities
Loans and Financing	55.1	4.9%	14.2	1.4%	0.3	0.0%	288.0%	4633.3%
Suppliers	77.0	6.8%	76.8	7.7%	72.5	9.7%	0.3%	5.9%
Payroll and Related Charges	197.8	17.5%	181.9	18.3%	143.3	19.2%	8.7%	26.9%
Leasing	10.1	0.9%	16.1	1.6%	18.2	2.4%	-37.3%	-11.5%
Taxes Payable	92.7	8.2%	68.7	6.9%	39.0	5.2%	34.9%	76.2%
Proposed Dividends	92.2	8.2%	51.4	5.2%	14.3	1.9%	79.4%	259.4%
Other Liabilities	31.3	2.8%	2.2	0.2%	2.5	0.3%	1322.7%	-12.0%

Total Current Liabilities	556.2	49.2%	411.3	41.4%	290.1	39.0%	35.2%	41.8%

Non-Current Liabilities
Long-Term Liabilities
Loans and Financing	149.5	13.2%	203.7	20.5%	100.1	13.4%	-26.6%	103.5%
Provisions for Contigencies	59.9	5.3%	64.2	6.5%	46.9	6.3%	-6.7%	36.9%
Leasing	3.9	0.3%	9.9	1.0%	26.0	3.5%	-60.6%	-61.9%
Taxes Payable	1.0	0.1%	1.8	0.2%	2.3	0.3%	-44.4%	-21.7%
Transfer to Shareholders	16.3	1.4%	16.9	1.7%	0.0	0.0%	-3.6%	-

Total Long-Term Liabilities	230.6	20.4%	296.5	29.9%	175.3	23.5%	-22.2%	69.1%

Minority Interest	1.4	0.1%	2.1	0.2%	0.0	0.0%	-33.3%	-

Shareholders´ Equity
Capital Stock	223.9	19.8%	223.9	22.6%	223.9	30.1%	0.0%	0.0%
Capital Reserve	19.7	1.7%	9.3	0.9%	9.3	1.2%	111.3%	0.0%
Profit Reserves	109.8	9.7%	110.5	11.1%	68.0	9.1%	-0.6%	62.5%
Treasury Shares	(10.7)	-0.9%	(49.8)	-5.0%	(10.9)	-1.5%	-78.5%	356.9%
Accumulated Losses	-	0.0%	(11.1)	-1.1%	(11.1)	-1.5%	-100.0%	0.0%
Total Shareholders´ Equity	342.7	30.3%	282.8	28.5%	279.2	37.5%	21.2%	1.3%

Total Liabilities and Shareholders´ Equity	1,130.9	100.0%	992.7	100.0%	744.6	100.0%	13.9%	33.3%

The ownership structure of the account groups making up the Liabilities and Shareholders' equity presented variation between December 31, 2007, 2008 and 2009. The ratio of current liabilities over total liabilities increased from 39.0% in December 31, 2007 to 49.2% in December 31, 2009. The main factors contributing to this change in ownership structure were: (i) the transfer of maturing short-term debt of the BNDES loan (end of the 2-year grace period on September 2009), from noncurrent liabilities to current liabilities, and (ii) higher dividends in recent years, going from R$ 13.4 million in 2007 to R$ 90 million in 2009.

Considerations regarding the main Liabilities accounts:

i.            Loans and financing and leasing

	Consolidaded - In R$ Million
				2009 vs	2008 vs
Purpose	2009	2008	2007	2008	2007
BNDES (operation
expansion and upgrade)	204.6	217.9	100.4	-6.1%	117.0%
Leasing	14.0	26.0	44.2	-46.0%	-41.2%
	218.6	243.9	144.6	-10.4%	68.6%

Current	65.2	30.2	18.5
Long-Term	153.4	213.6	126.1

2009 and 2008:

Gross debt closed 2009 at R$218.6 million, R$25.3 million down on December 2008, essentially due to the amortization of BNDES loan instalments and leasing contracts.

2008 and 2007:

Gross Debt closed 2008 at R$ 243.9 million, R$ 99.3 million higher than 2007, essentially due to the release of R$ 116.7 million in BNDES funding for the investment program and the amortization of lease agreements totaling R$ 18.2 million.

ii.            Taxes payable

	Consolidaded - In R$ Million
				2009 vs	2008 vs
	2009	2008	2007	2008	2007
Current
Income Tax and Social
Contribution	71.0	51.3	24.8	38.3%	106.8%
ISS	12.6	9.8	8.3	28.7%	18.3%
PIS and COFINS	8.3	6.8	5.1	21.4%	33.9%
Social Security Paid in Installments	0.8	0.8	0.8	0.0%	0.0%
	92.7	68.7	39.0	34.8%	76.3%
Long-Term
Social Security Paid in Installments	1.0	1.8	2.3	-44.3%	-23.7%

2009 and 2008:

The increase in taxes payable related to billing (ISS – Service Tax; PIS – Social Integration Program; and COFINS – Social Security Financing Contribution) is directly related to last year’s 21.9% increase in billing. The income tax and social contribution are related to the growth of taxable income. Income tax and social contribution instalments paid in advance during the year, are recorded in current assets, under item deferred and recoverable taxes, and amounted to R$ 59.2 million in December 31, 2009 and R$ 44.3 million in December 31, 2008.

2008 and 2007:

The taxes payable related to billing (ISS – Service Tax; PIS – Social Integration Program; and COFINS – Social Security Financing Contribution) remained the same in 2008 and 2007, while the increase in the balance of these taxes are directly related to the growth in billing. The income tax and social contribution increase are related to the growth of taxable income, as well as, the end in August of 2008, of the net tax loss of income tax and social contribution negative basis, which were being monthly compensated. Income tax and social contribution instalments paid in advance during the year, are recorded in current assets, under item deferred and recoverable taxes, and amounted to R$ 44.3 million in December 31, 2008 and R$ 23.6 million in December 31, 2007.

iii.            Payroll and related charges

2009 and 2008:

Payroll and related charges has been increasing due to a higher number of employees (78.2 thousand in December 2009 against 74.5 thousand in December 2008, an increase of 5.0%), due to the increase in the volume of services and to the adjustments in wage and benefits relating to collective agreements.

2008 and 2007:

Payroll and related charges has been increasing due to a higher number of employees (74.5 thousand in December 2008 against 61.6 thousand in December 2007, an increase of 20.9%), due to the increase in the volume of services and to the adjustments in wage and benefits relating to collective agreements.

iv.            Contingencies

	Consolidaded - In R$ Million
	2009	2008	2007	09 vs. 08	08 vs. 07
Tax
INSS	0.1	5.8	5.2	-97.9%	11.7%
PIS/COFINS	8.5	4.2	1.5	101.9%	182.6%
CSLL	0.1	-	-	n.a.	-
Tax on Services - ISS	2.2	1.9	1.1	16.2%	76.2%
	10.9	11.9	7.8	-8.2%	53.4%
Labor	48.4	51.7	39.0	-6.4%	32.6%
Civil	0.6	0.6	0.1	7.4%	343.9%
	59.9	64.2	46.9	-6.6%	36.9%

2009 and 2008:

The total balance for contingencies in December 31, 2009, was reduced by R$ 4.3 million in regards to December 31, 2008, due to the following factors:

Main effects of tax contingencies

•               in November 2009, Contax opted for paying in cash the amount of         R$ 4.6 million related to the debts that were provisioned in the amount of R$ 6.8 million (updated until the settlement date), in view of the contributions to SENAC and SEBRAE, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Welfare Fund) payment table and social security charges related to day-care assistance, taking advantage of the benefits of Law 11,941/09 (novo Refis);

•               provisioned amount of R$ 4.3 million, related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041-3/DF with the Federal Regional Court of the 1st region.

Main effects of labor contingencies

•               on September 30, 2009, Contax reviewed analytically all of its labor outstanding claims, which resulted in a reversal of the liabilities provision in the amount of R$ 11.8 million, with R$ 7.6 million expensed against credits receivable with Telemar Norte Leste S/A      (“Oi Fixa”) and R$ 4.2 million expensed against income.

•               establishment of new provisions, net from the one’s reversed, in the amount of R$ 8.5 million in regards to new labor claims.

2008 and 2007:

The total balance for contingencies in December 31, 2008, increased by R$ 17.3 million in regards to December 31, 2007, due to the following factors:

•               contingent of new provisions in the amount of R$ 2.7 million, related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance relief until decision of bill of review 2007.01.00.017041-3/DF with the Regional Court of the 1st region.

•               establishment of new provisions, net from the one’s reversed, in the amount of R$ 12.7 million in regards to new labor claims.

Contingent liabilities classified as possible losses

On December 31, 2009, the Company has contingent tax and civil liabilities in the amounts of R$ 37.7 million and R$ 5.0 million, respectively (2008 – R$ 36.7 million and R$ 0.6 million, respectively). These amounts are not provisioned due to the fact that Contax filed a defense and based on the opinion of its external legal advisors who attribute to said lawsuits the probability of loss as possible or remote.

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Employee Severance Indemnity Fund) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’ employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

The Management, based on the opinion of its external legal counsel, considers the likelihood of loss as possible and did not record any provision for eventual unfavourable outcomes.

10.2.        Directors should comment on:

a)         Company’s Operational Results:

        i.            Description of the major revenue components

Contax operates predominantly in the customer service, debt collection, telemarketing, retention, backoffice and technology service segments. The Company has 71 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others.

In product terms, consumer service accounted for the majority of the net operating revenue in 2009, with 62.8% of the total (60.1% in 2008). Telemarketing/Retention and Debt Collection accounted for 16.3% and 15.6% of the NOR for 2009 (18.3% and 15.6% of the NOR for 2008), respectively.

In 2007, the Consumer Service, Telemarketing/Retention and Debt Collection operations represented 59.9%, 17.1% and 16.9% of NOR, respectively.

      ii.            Factors that materially affected the operating results

During 2009, there was no occurrence of factors that would materially affect the Company's operating result. Nevertheless, the risks inherent in the business remains being the demand from our contractors, the management of employees and new regulations that may arise, thus limiting the scope of performance of the Company.

b)      Variations in revenue attributable to changes in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

The Company’s result is significantly affected by the following factors, amongst others:

•         Acquisition or Loss of a Major Client;

•         Fluctuations in demand for our Services;

•         Our Ability to Pass Through to Our Clients Increases in Total Costs; and

•         Success or Failure with Respect to Our Performance-Based Services.

Acquisition or Loss of a Major Client

The acquisition or loss of a major client may have a significant effect on our results. Beginning operations under a new contract may adversely impact our results, since we have start-up costs that are recovered throughout the course of the contract, such as hiring and training personnel and IT implementation. The termination of our existing contracts may also adversely affect our results, as we would incur costs to terminate employees and reallocate assets, as well as suffer lower utilization rates of our facilities.

Fluctuations in Demand for Our Services

The increase and decrease of services required by our major clients has a significant impact on our results, particularly as such fluctuations affect capacity utilization rates. The growth of our clients' customer bases can increase the overall need for contact center services, such as customer service, telemarketing, collection and retention. If our clients' customer base erode or other events occur, such as increased automated customer service, a decrease in call volume and/or speaking time and, consequently, a decrease in our revenues could result.

Our Ability to Pass Through to Our Clients Increases in Total Costs

Our ability to obtain rate adjustments to compensate for increased costs is a significant factor in our results. Our business is very labor intensive and personnel costs are among the key factors impacting our costs. These costs include wages, costs of employee benefits and payroll taxes. For 2009, personnel costs accounted for 74.8% of our total costs, while the remaining 25.2% represented costs associated with third-party services (13.7%), depreciation and amortization (5.5%) and our facilities (5.2%).

Our annual collective labor negotiations involve the discussion of compensation and benefits. To protect against cost increases related to telecommunications, energy and our leased facilities as well as the impact of inflation, most of our contracts have annual rate adjustment clauses that allow for price increases to cover any such cost escalation. We may decide not to exercise the right to adjust prices fully in view of competitive conditions and/or other client relationship issues.

Success or Failure with Respect to Our Performance-Based Services

Approximately 31.9% of our net revenues in 2009 were derived from operations with performance-based revenues, which involve telemarketing and debt collection services. Performance targets include successful sales and collection percentages on bad debt, among other performance indicators. For example, if we are able to collect more money in a given month, our revenue for such debt collection services rendered can be significantly higher and thus more profitable. Our success or failure on such performance-based services can significantly impact our results in any given period.

c)   Effects from inflation, changes in the price of the main inputs and products, and foreign exchange and interest rates against the issuer´s operational and financial results

Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy, the securities market, the Company’s business and operations, as well as, the market price of its shares.

Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government's measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy. While inflation has been kept largely under control since the introduction of the real in 1994, inflationary pressures persist. Actions taken in an effort to curb inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to the Índice Geral de Preços Mercado, or IGP-M, a general price inflation index published by Fundação Getúlio Vargas, or FGV, the Brazilian general price inflation rates were 7.7%, 9.8% and 1.7% in 2007, 2008 and 2009, respectively. According to the Índice Geral de Preços - Disponibilidade Interna, or IGP-DI, another general price inflation index published by FGV, the Brazilian general price inflation rates were 7.9%, 9.1% and 1.4% in 2007, 2008 and 2009, respectively. According to the Índice Nacional de Preços ao Consumidor Ampliado, or IPCA, published by the Instituto Brazilian de Geografia e

Estatística, or IBGE, the Brazilian consumer price inflation rates were 4.5%, 5.9% and 4.3% in 2007, 2008 and 2009, respectively.

The Long Term Interest rate – TJLP (Taxa de Juros de Longo Prazo) is the interest rate used in the BNDES loan agreement, and after the economic crisis that occurred between 2008 and 2009, the yearly rate for 2009 is of 6.00% (6.25% in 2008).

10.3.        Material events and effects on the Company´s financial statements and results:

  Introduction or disposal of an operational segment

Not applicable.

  Formation, acquisition or disposal of shareholding interest

The Company has not purchased or sold equity interest that could materially affect the financial statements.

  Unusual events or transactions

Not applicable.

10.4.        Executive Officer´s comments:

a.      Significant changes in accounting practices

On December 28, 2007, Law 11,638/07 was enacted, which modified and introduced new provisions to Law 6,404/76. Said Law establishes several amendments to accounting and the preparation of financial statements, aiming at aligning them with the international financial reporting standards (IFRS), applicable to corporations and large-sized companies. The main amendments introduced by Law 11,638/07 took effect as of January 1, 2008.

On December 3, 2008, the Provisional Measure 449/08 (MP 449/08) was enacted and as an act of law established the Transition Tax Regime (RTT) when calculating taxable income referring to taxes adjustment deriving from the new accounting methods and criteria introduced by Law 11,638/07, besides introducing few amendments to Law 6,404/76. The Provisional Measure 449/08 was converted into the Law 11,941/09 on May 28, 2009.

The changes in the Corporation Law brought the following impacts to the Company’s financial statements:

(i)               Replacement of the Statements of Changes in Financial Position for the Statement of Cash Flow.

(ii)       Classification and measurement of the financial instruments: in line with international standards, the Company classified the financial instruments in three categories: for trading, available for sale and held to maturity. The financial assets classified as for trading are recognized at their fair value affecting the result. The financial assets classified as available for sale are recognized at their fair value impacting a specific shareholders’ equity account ("Assets Valuation Adjustments"). Financial assets classified as held to maturity are recorded at amortized cost, plus earnings.

(iii)      Introduction of the concept of Present Value Adjustment for asset and liability transactions deriving from long-term operations and, when there is material effect, to other operations. On December 31, 2009, the Company had no asset and liability transactions deriving from long-term operations which could generate present value adjustment.

(iv)      Law 11,638/07 also determines that the Company, periodically carries out an assessment to verify the recovery level of the amounts recorded under property, plant and equipment, intangible assets and deferred assets. Whenever events or changes in circumstances indicate that the book value of property, plant and equipment and other noncurrent assets with defined economic useful life (including intangible assets) cannot be recovered using future cash flows, the Company reviews the calculation of recoverable value to verify permanent losses. The Company did not verified loss indicators on the date of its financial statements.

(v)       Pursuant to Law 11,638/07, shareholders’ equity shall be divided into: capital stock, capital reserves, assets valuation adjustments, profit reserves and treasury shares.

(vi)      Leasing: as per amendment to article 179, set forth by Law 11,638/07, the assets deriving from leasing operations, intended to maintain Contax’s activities, were recorded under property, plant and equipment and its payable balance, under item “Leasing”.

(vii)     Stock option plan: the Company now recognizes in the income for the year the plan’s fair value assessed on the date shares were granted according to the stock option plan, during the period in which this right is acquired.

The financial statements related to the year ended December 31, 2008 were the first to include the full accounting changes introduced by these new laws.

b.      Significant effects of the changes in accounting practices:

As allowed by Pronouncement CPC 13 – First-Time Adoption of Law 11,638/07 and Provisional Measure 449/08, the Company's management chooses to re-present comparable figures adjusted as per rule NPC 12 – Accounting Practices, Changes in Estimates and Error Correction. Changes in accounting practices described above affect the shareholder’s equity and income for the year 2007, in the amount indicated below:

	In R$ million
	Shareholders´ Equity
		Results in
	December 31, 2007	2007

Balance Originally Presented	290.3	54.0

Property, Plant and Equipment	(48.9)	(27.5)
Leasing	38.0	21.1
Stock Option Plan	(0.2)	(0.2)

Balance in accordance to Law nº 11,638/07	279.2	47.4

c.       Exceptions and emphasis paragraph included in the auditor´s opinion

The Company has no history of reservations and / or emphases in the opinions issued by independent auditors.

10.5.        Company´s main accounting policies:

The critical accounting policies adopted by the Company and its subsidiaries in the preparation of financial statements are described below:

(a)                Use of estimates

Preparing the financial statements require that the Management makes estimates and judgments related to the record and disclosure of assets and liabilities, among them: (a) estimates of the financial instruments’ fair value, (b) allowance for doubtful accounts, (c) determination of provision for income tax, (d) probable realization amounts of deferred income tax, assets and liabilities, (e) recoverable value and determination of property, plant and equipment useful life, (f) provision for contingencies and (g) revenues and expenses. The effective results may differ from these estimates and judgments carried out by the Management.

(b)               Taxes

Income tax and social contribution – Deferred

Deferred income tax and social contribution are recorded as tax credits or debits under current and non-current assets and are recognized over tax losses, the negative basis of social contribution on net income and temporary differences between accounting income and assessed income for taxation purposes, to the extent that their realization is deemed as probable. In the event the realization of deferred asset taxes is unlikely, no accounting recognition is carried out. Both taxes losses and negative basis of social contribution have no limitation period, however, its payment is limited to 30% of deferred taxable income.

The Company has carried out technical studies covering the generation of future results in compliance with Management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's management bodies.

(c)                Impairment

Whenever events or changes in circumstances indicate that the book value of property, plant and equipment and of other non-current assets with defined economic useful lives (including intangible assets) may not be recoverable, based on future cash flows, the Company reviews the recoverable value calculation in order to verify possible losses deemed as permanent. In case said events take place, the review of recoverable values shall be conducted regarding the unit which generates the cash to which the assets belong.

When a loss is verified, that is, when the book value of an asset exceeds its future cash flows, an allowance for loss shall be recorded in the income for the year, reflecting the difference of between the asset's book and recoverable values.

The recoverable value is the greatest amount between the fair value less the settlement costs and the value of the asset in use. When evaluating the value in use, the future cash flow is discounted at the present value using a discount rate before income tax and social contribution. This reflects the current market evaluation of money value in time and specific risks concerning assets to which there were no adjustments at estimate cash flow.

The Company’s Management has not identified any evidence that could justify the need of recording a provision for asset impairment on December 31, 2009 and 2008.

(d)               Provision for contingencies (tax, civil and labor risks)

The preparation of our consolidated financial statements requires us to make estimates and assumptions regarding contingencies that could affect our financial condition or lead to changes in the real value of liabilities at the date of the financial statements and accounting costs incurred during the reported period.

They are recorded and restated up to the balance sheet dates by the probable loss amount, observed their nature and supported by the Company’s and its subsidiaries outside legal advisors. Continuously we evaluate the provisions for contingencies based on changes to relevant facts, circumstances and events, such as judgments, which can affect our estimates, which in turn could have a significant impact on our results of operations and shareholders' equity. Although Management believes that the current provisions for contingencies are adequate, there is no guarantee that these factors will not change in the future.

(e)                Provisions

Provisions are recognized in the financial statements when the Company and its subsidiaries have liabilities whose terms and values are uncertain or are recorded as result of a past event that is likely to demand the use of financial funds to pay said liability in the future.

(f)                Stock Option Plan

The Company offers to its managers and executive officers a stock option plan. Contax Participações S.A.’s Stock Option Plan (“Stock Option”), started in 2007 and expects the annual realization of four equal and annual tranches. Each annual tranche may be either totally or  partially exercised up to the final term of October 2014.

On the date of financial statements preparation, the Company revises its estimates on the amount of option whose rights should be acquired based on said conditions and recognizes the impact of these initial estimates revisions, in case they should happen, in the statement of income, in counter entry to shareholders’ equity, in accordance with the criteria established in CVM Resolution 562/08, which approved the Technical Pronouncement CPC 10 – Share-Based Payment.

10.6.        Internal controls adopted to assure the preparation of reliable financial statements:

a.      Level of efficiency of such controls, indicating the possible weaknesses and measures adopted to resolve them

The Company has internal controls with sufficient degree of efficiency to ensure the adequacy and reliability of its financial statements.

The Company's Internal Audit reports directly to the Presidency and has as its mission the continuous improvement of corporate governance practices as well as the mapping and control of all key risks inherent in the goals set for the business.Every year, works designed for the analysis of internal control over financial statements (ICFR) in each of the areas and key processes.

The Company continues to invest in new technologies and development of its employees in order to constantly improve its internal controls.

The main systems that support the financial statements are: SAP (Accounting) and FPW (Payroll - that supplies the accounting system) and are continuously monitored and audited.

Internal Audit has not identified any significant deficiency or material weakness to be reported.

b.      Weaknesses and recommendations on the internal controls included in the independent auditor´s report

The independent auditors did not identify significant deficiencies in internal controls of the Company with respect to the years ended December 31, 2008 and 2007 and with respect to a limited review of the quarters of 2009.

The current auditors have not referred a report of recommendations on internal controls relating to December 31, 2009.

10.7.        Aspects related to possible public offerings for the distribution of marketable securities:

a.                  Allocation of the proceeds from the offering

The Company has not made a public offer of securities in the last three years. In addition, the Company was listed on the Bovespa in 2005 after its spin-off from

Telemar and not through a public stock offering, so no financial resource was received it.

b.                  In the event of significant deviations between the effective allocation of the proceeds and the proposals for allocation disclosed in the prospectuses of the respective distributions

Not applicable, as mentioned on item a.

c.                   In the event of deviations, the reasons for such deviations

Not applicable, as mentioned on item a.

10.8.        Material items not recorded in the Company´s financial statements:

a.      Assets and liabilities held by the Company, directly or indirectly, not included in the balance sheet (including leasing, assets and liabilities, receivables portfolios in which the company is subject to risks and responsabilities, indicating the respective liabilities, agreements for the future purchase and sale of products or services, construction agreements not terminated and future loan agreements)

The Company does not have any relevant items that are not stated in its financial statements.

b.      Other items not recorded in the financial statements

Not applicable.

10.9.        As regards to each on of the items not recorded in the financial statements indicated in item 10.8:

  How such items change or may change the revenues, expenses, operational results, financial expenses or other items of the Company´s financial statements

Not applicable.

  Nature and purpose of the operation

Not applicable.

  Nature and value of the obligations assumed and of the rights generated on behalf of the issuer in connection with the operation

Not applicable.

10.10.    Company´s main business plan elements:

a.      Investments (including the quantitative and qualitative description of the investments in progress and estimated investments, financing sources of relevant investments and divestments in progress and estimated divestments)

Current Investments

Annual investments in 2009 totaled R$ 158.9 million, R$ 9.0 million, or 5.4%, less than in 2008, most of which went to support business growth through the construction of new sites (in Pernambuco, São Paulo, Rio de Janeiro and Rio Grande do Sul) and to technology, for new operations and for the internalization of services previously handled by third parties.

	Consolidaded - In R$ Million
	2009	2008	2007	09 vs. 08	08 vs. 07

Growth Revenue	146.9	135.3	115.2	8.6%	17.4%
Reinvestments	9.0	23.9	13.3	-62.5%	80.2%
Others	3.0	8.7	4.9	-65.4%	76.7%

Total Investments	158.9	167.9	133.4	-5.4%	25.9%

Planned Investment

The Company does not provide guidance for investments to be made in 2010 and in the coming periods.

Currently, the company uses its cash and its cash generating capacity, as well as existing funding line with BNDES to finance their investment needs. However, in the future, if necessary, the Company can continue to expand through new lines of financing from development banks.

Divestitures relevant ongoing and planned divestitures

There are no planned divestments by the Company.

b.      Acquisitions already disclosed of blueprints, equipment, patents or other assets which may materially affect the Company´s production capacity

There are no acquisition of plant, equipment, patents or other assets that may come to materially affect the productive capacity of the Company that were not widely disseminated during the period or that will affect 2010 and the coming years that may be announced today.

In 2009, Contax has increased in five new sites its service capacity by making investments towards business growth and maintaining the current volume.

The following table shows the investments made during the periods indicated:

	Consolidaded - In R$ Million
	2009	2008	2007	09 vs. 08	08 vs. 07

Telecommunications and IT systems	68.8	110.5	76.7	-37.8%	44.2%
Facilities on Third-Party Premises	60.4	31.3	33.3	92.8%	-5.9%
Furniture, Fixtures and Fittings	12.0	16.5	12.2	-27.4%	35.0%
Other Assets	17.7	9.6	11.2	85.2%	-14.8%

Total Investments	158.9	167.9	133.4	-5.4%	25.9%

  New products and services

Not applicable.

(i)            Description of ongoing research already disclosed

Not applicable.

(ii)          Total amounts spent by the issuer in research to develop new products or services

Not applicable.

(iii)        Projects in development already disclosed

Contax works to expand services in specific sectors, where its market share is still small. This applies, for instance, for sectors like government, for which we are researching and structuring differentiated solutions.

The outlook also points to the performance of new service lines that more closely resemble the profile of the Company and its key competencies. In addition to the Technology services, conducted since 2009 by the subsidiary TODO!, other segments such as sales presence and back-office in a more structured and intensified manner are amongst those defined by the Company for a more significant approach in the coming years, whether it may be in Service, Sales, Credit or Debt Collection sectors.

(iv)        Total amounts spent by the issuer in the development of new products or services

Not applicable.

10.11.    Other factors which affected significantly the operational performance and were not identified or commented on the other items of this section

There are no other factors that materially influenced the operational performance of the Company and which have not been identified or commented on other items in this section (Section 10).

11.       Projections:

11.1. Projections should identify:

a) the subject matter of the projection

None.

b) the period projected and period for which the projection is valid

None.

c) the assumptions of the projection, indicating which ones may be influenced by the Issuer’s management and which are beyond its control

None.

d) the amounts of the indicators that are the subject matter of the projection

None.

11.2. Should the Issuer have disclosed, for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the this form and which are being repeated in the form

None.

b) regarding the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

None.

c) regarding the projections related to current periods, state whether the projections are still valid on the date the form is delivered and, when applicable, explain why they were abandoned or replaced

None.

12.              General Assembly and Administration

12.1.    Description of the administrative structure of the Company, as set forth in its charter and bylaws

a.  Assignments of each organ

The Company is managed by a Board of Directors and an Executive Board, as provided by law and the Bylaws

The Board of Directors, a collective body of deliberation, holds the top management of the Company.

The Executive Board is the executive body of the Company's management, operating each of its members according to their competencies.

Board of Directors

The Board of Directors consists of up to 13 (thirteen) members and an equal number of alternates, all shareholders, with the title of Directors, elected by the General Assembly and by it can be dismissed at any time, with a term of 3 (three) years and reelection allowed.

The Board has a chairman elected from among its members, who convenes and presides over its meetings and is elected annually by majority vote of its members.

In case of vacancy in the office of Director, including the chairman, his alternate shall take office on completion of the mandate of the replaced.

The Board shall meet ordinarily at least once every quarter, and extraordinarily, whenever necessary, upon request of any member of it.

The extraordinary meetings of the Board shall be convened in writing with at least 05 (five) working days in advance, containing the agenda and the matters to be discussed at the meeting.

The quorum for the meetings of the Board of Directors is a majority of members in office.

The Board of Directors deliberates by a majority vote of those presents, and the Chairman, in addition to his personal vote, is the tie breaker.

 The minute of the Board of Directors that elects, dismisses, appoints or establishes the responsibilities of the Directors must be filed with the State Board of Trade and published in the local press, adopting the same procedure for acts of a different nature, when the Board deems appropriate.

The Board may determine the creation of advisory committees designed to assist members of the Board and to define their composition and specific duties.

The Board of Directors shall be responsible for:

I.                         to establish the general strategy of the Company’s business and follow up the execution thereof;

II.                      to approve and change the Company’s annual budget, as well as the controlled companies annual budget, and the business goals and strategies provided for the subsequent period;

III.                   to elect and discharge, at any time, the Company’s Officers and prescribe their duties, in compliance with the legal and statutory provisions, as well as to choose the main executive of the Company;

IV.                   to supervise the performance of the Officers, examine, at any time, the Company’s books, request information on agreements signed or about to be signed, and take all necessary action;

V.                      to resolve of the monthly fees to each member of the Company’s Board of Directors, Executive Board and Audit Committee, when operating, as well as to establish the guidelines regarding the criteria of remuneration of the managers and members of the Fiscal Council of controlled companies;

VI.                   to appoint or discharge the independent auditors;

VII.                to call the General Shareholders’ Meeting;

VIII.             to approve and submit to the General Shareholders’ Meeting the financial statements and the Management Report of the Company, therein included the consolidated statements;

IX.                   to approve and amend the Internal Regulation of the Board of Directors;

X.                      to establish the location of the Company’s head office, as well as to create and close branch offices, agencies, offices, departments and representations in any part of the domestic territory and abroad;

XI.                   to submit to the General Shareholders’ Meeting the allocation to be given to the net revenue of the fiscal year;

XII.                to resolve on the acquisition of control and stake in other corporations, as well as the increase in the equity interest in controlled or associated companies in the country or abroad;

XIII.             to resolve on the establishment of any subsidiary;

XIV.             in event of not being allocated in the Company’s annual budget, authorize the divestiture, wholly or partly, of the shares owned by Company in its controlled and associated companies, if such shares represent more than R$10,000,000.00 (ten million reais);

XV.                to authorize the Company or its controlled companies to sign joint venture and shareholders’ agreements;

XVI.             to authorize the acquisition of shares issued by the Company for purposes of canceling or remaining in treasury and subsequent disposal;

XVII.          to approve investments exceeding R$10,000,000.00 (ten million reais), whenever not provided in the Company’s or its controlled companies annual budgets;

XVIII.       to approve any loan, financing or granting of any collateral or personal guarantee by the Company or its controlled companies, within the period comprised by the budget then in effect, which, individually or cumulatively, exceed the amount of R$10,000,000.00 (ten million reais);

XIX.             to approve any individual operation whose amount exceeds R$10,000,000.00 (ten million reais), between the Company and its controlled companies, on one hand and its shareholders, their controlled companies, associated companies, holding companies or companies under common control, on the other;

XX.                to authorize the execution of agreements of any nature, implying obligations for the Company or representing values in an amount exceeding R$10,000,000.00 (ten million reais), not provided for in the Company’s budget or its controlled companies;

XXI.             to authorize the Executive Officers to acquire, dispose of and constitute mortgages or encumbrances of any nature upon permanent assets of the Company, in amounts representing equal to or in excess of R$10,000,000.00 (ten million reais), not provided for in the Company’s annual budget or its controlled companies

XXII.          to determine the vote to be given by the Company’s representative at the General Shareholders’ Meetings and meetings of the corporations in which the Company participates as shareholder, and previously approve the amendments to the Articles of Association of the corporations in which the Company participates as partner, inclusively approving the choice of the administrators of the controlled or associated companies to be elected with the Company’s vote;

XXIII.       to approve the issue of subscription bonuses;

XXIV.       to approve the issue or the sale of debentures non-convertible into shares and with no collateral guarantee, whether held in treasury;

XXV.          to resolve on the issue of shares within the authorized capital limit, under the terms of the paragraph 1 of the Article 5 of these Bylaws.

Executive Board

The Executive Board shall be composed of, at least, 2 (two) and, at most, 5 (five) Officers: 1 (one) Chief Executive Officer, 1 (one) Chief Financial Officer, and the others without a specific designation, shareholders or not, domiciled in the country, elected by the Board of Directors and deposable by the latter at any time, with unified term of office of three (3) years, reelection being permitted.

In the event of vacancy in the position of Officer, or impediment of the sitting Officer, the Board of Directors shall elect the new Officer or appoint one alternate, whose term of office shall expire jointly with the other Officers.

In the absence or temporary disqualification of any of the Officers, such Officer shall be replaced, reciprocally, by the Executive Board.

The powers of attorney shall always be executed by 2 (two) officers jointly, and one of them shall necessarily be the Chief Executive Officer. The powers of attorney shall also be granted for specific purposes and for a determined term, not exceeding 1 (one) year, except those which contemplate the powers of the clause ad judicia. After the stated period, the powers of attorney “ad negotia” shall void substitution.

The Company shall be represented, actively and passively, in any acts that incur obligations or exempt third parties from obligations with the Company, by two jointly Officers, by one Officer and one attorney-in-fact, appointed as above, or by two attorneys-in-fact also appointed as above, by means of the power of attorney to practice the act specified thereof.

Furthermore, the Executive Board shall appoint one of the members to represent the Company for acts and operations in the country or abroad, or shall establish an attorney-in-fact only to practice a specific act; the minute that contains the resolution of the Executive Board shall be filed with the Commercial Registry, whether necessary.

The Company shall be represented separately by any of the members of the Executive Board, without the formalities provided for by this article, in the events of receipt of court processes and notices and in the rendering of personal deposition.

The Executive Board shall always hold meetings whenever necessary, and the call shall be incumbent upon the Chief Executive Officer, prior to 2 (two) business days.

The Executive Board’s Meeting shall be held with the attendance of officers representing the majority of the members of the Executive Board, and the resolutions shall be taken by the majority of votes of the Officers attending the meeting.

The Executive Board shall exercise the attributions granted by Law, the Bylaws and the Board of Directors to take all measures necessary for the regular operation of the Company.

The Board, as a collective body, should exercise the following powers:

I.          to set forth specific policies and guidelines derived from the general guidance of the business established by the Board of Directors;

II.        to elaborate the budget, the form of execution thereof and the Company’s general plans, submitting them to the approval of the Board of Directors;

III.       to present to the Board of Directors the proposals from controlled companies related to the general guidelines of organization, market development, and the investments and budget plan;

IV.       to present, from time to time, to the Board of Directors, the general evolution of the Company’s business;

V.        to propose to the Board of Directors the disposal of the Company’s permanent assets, if the value of these assets is equal to or greater than R$10,000,000.00 (ten million reais) and the disposal is not posted in the Company’s annual budget;

VI.       to present to the Board of Directors the proposal for the Company’s Internal Regulation, with the respective organizational structure;

VII.     to evaluate the Balance Sheet and other financial statements and the Annual Report of the Company, as well as the proposal for allocation of the result,  submitting them to the Audit Committee, the Independent Auditors and the Board of Directors; and

VIII.   to resolve on other matters of collective competence of the Executive Board or attributed to it by the Board of Directors.

Fiscal Council

The Company shall have a Fiscal Council without permanent character, and it shall only be instated by the General Shareholders’ Meeting by the request of shareholders, in the cases provided by the law.

The members of the Fiscal Council, all of whom natural person, domiciled in the country and legally qualified, shall be elected by the General Shareholders’ Meeting which resolves the instatement of the body, at the request of shareholders, with term of office up to the first General Shareholders’ Meeting held after the election.

The members of the Fiscal Council shall only be entitled to compensation determined by the General Shareholders’ Meeting during the period of operation of the body and in the effective exercise of their functions.

The Fiscal Council, in its current composition, was installed at the Ordinary General Assembly Meeting of the Company held on April 28, 2010.

b. Installation date of the Fiscal Council, if it is not permanent, and creation of committees

            The Fiscal Council was first installed at the Ordinary General Assembly Meeting held on April 18, 2006, and has been installed annually since then.

c. Mechanisms for evaluating performance of each agency or committee

            The Company has no mechanisms for evaluating performance of the Board of Directors and the Executive Board as a collegiate body.

d.  Regarding the Executive Board members, their individual responsibilities and powers

Competes specifically to the Chief Executive Officer:

I.                   to supervise all the Company’s activities;

II.                to supervise the performance of the other Officers;

III.             to submit to the approval of the Board of Directors the work plans and the annual budgets, the investment plans and the new expansion programs of the Company and of its controlled companies, promoting its execution under the terms approved;

IV.             drafting the Company’s operating strategies and guidelines, as well as to establish the criteria for the execution of the resolutions of the General

Shareholders’ Meeting and the Board of Directors, with the participation of the other Officers;

V.                to coordinate and supervise the Executive Board’s activities, calling and presiding the meetings, with the quality vote in the case of a tie;

VI.             to represent the Company in meetings and any other deliberative body of the corporations in which the Company participates. In this event, the minutes of the Board of Director’s meeting which contain the Company’s vote orientation shall be presented to the chairman of the meeting of the afore mentioned corporations;

VII.          to exercise the other attributions which are granted to him/her by the Board of Directors.

The Chief Executive Officer shall determine the specific functions of each Officer, complying with the limits set forth by the Company’s Board of Directors. The representation of the Company with the regulating bodies of the capital market, in compliance with the provision in the Instruction 202/93, amended by the Instruction  309/99, both of the Brazilian Securities and Exchange Commission, shall be incumbent upon to any Officer, as resolved by the Company’s Board of Directors.

e.  Mechanisms for evaluating performance of members of the board, committees and board

            The Company has no mechanisms for evaluating performance of members of the Board.

            The Directors are evaluated annually in the process of performance analysis, which measures its adherence to the skills assessment in the Contax 360°. The result of this process, in addition to supporting the IDP (Individual Development Plan) of each Director, is taken into account in defining the portion of bonuses linked to their individual performance, along with the attendance of the annual goals contracted directly with the Presidency.

12.2.    Describe the rules, policies and practices relating to general meetings, indicating:

The General Assembly is the superior body of the Company, with powers to decide on all matters related to the object of the Company and take any action it deems appropriate to protect and develop the Company.

a. Convening Deadlines

The General Shareholders’ Meeting, under the terms of the law, shall be held:

(a) On an ordinary basis: within the first four months immediately following the end of the fiscal year, with the purpose of:

(i)                 to receive the accounts rendered by the corporation officers, discuss and vote on the financial statements;

(ii)               elect the Board of Directors, at the appropriate time, and the Fiscal Council, if necessary; and

(iii)             to decide on the uses to which the net profits of the fiscal year should be put, if any, and on the distribution of dividends, as the case may be; and determine the management’s compensation.

 (b) On an extraordinary basis: whenever, by means of legal call notice, the social interests advise or require shareholders’ pronouncement.

The General Shareholders’ Meeting shall be called by the Chairman of the Board of Directors. The Chairman thereof shall reflect the substance of the respective act or as provided for in the Sole Paragraph of the Article 123 of the Law 6,404 as of 12.15.1976.

The convocation will be made by notice published 3 (three) times, and the first convocation should be made with a deadline of 15 (fifteen) days and the second one with a deadline of 8 (eight) days.

b.  Assignments

It is privately incumbent upon the General Shareholders’ Meeting to resolve on the following matters:

a.       to amend the Company’s bylaws;

b.        to elect or discharge corporation officers and auditors of the Company at any time, except the provision in the Article 142, II, of the law;

c.         to receive the yearly accounts drawn up by the corporation officers and to decide on the financial statements presented by them;

d.        to authorize the issuance of debentures convertible into shares, except in the Article 59, paragraph 1 of the law;

e.         to suspend the rights of a shareholder;

f.         to resolve on the corporation’s transformation, consolidation, incorporation and divestment, its dissolution and liquidation, to elect and discharge its liquidators, and to examine their accounts;

g.        to resolve on the properties’ valuation which the shareholder shall compete for the capital stock composition;

h.        to authorize the administrators to resolve on the bankruptcy and on requesting reorganization.

c. Addresses (physical or electronic) in which the documents relating to the general meeting of shareholders will be available for analysis

            Documentation relating to the matters contained in the Agenda are available to shareholders for consideration at the Company (Passeio Street, 56, 16º floor, Centro, Rio de Janeiro - RJ) and can be viewed on the world wide web computers, on the page of the CVM (www.cvm.gov.br) and the Companys’ website (www.contax.com.br / ri)

d.  Identification and management conflicts of interest

Conflicts of interest are identified and managed by the Company under the Corporations Law.

d.      Solicitation of proxies by management to exercise the right to vote

           The solicitation of proxies by management to exercise the right to vote follows the legal requirements.

f.  Formalities necessary for acceptance of instruments of power of attorney granted by shareholders, indicating if the transmitter accepts the power of attorney granted by shareholders electronically

The Company does not accept powers of attorney granted by electronic means.

The Company only accepts originals or certified copies of the powers of attorney with specific powers to participate in the Assemblies. Also analyze whether the powers are permitted by the bylaws or shareholder's Social Contract (if corporate entity) and whether the signer indeed has the necessary powers to grant the respective power of attorney. Aiming to bring more speed to the process of registration of shareholders present at the Meetings, we request that the shareholders who wish to be represented by an attorney-in-fact to deposit their mandate in advance at the Company.

            Additionally, the Company verifies that the proxy follows the requirements of Article 126, paragraph 1st of the Corporations Law.

g. Maintenance of forums and pages on the world wide web intended to receive and share feedback from shareholders on the agenof the of meetings

The company does not maintain forums and pages on the world wide web intended to receive and share feedback from shareholders on the agenof the of meetings.

h. Broadcast live video and / or audio of meetings

The company does not broadcast live video and / or audio of meetings.

i.   Mechanisms to allow the inclusion in the agenda, the proposals made by shareholders

The company has no mechanisms to allow the inclusion in the agenda, the proposals made by shareholders.

12.3.    In table form, inform the dates of publication and newspapers:

		2010	2009	2008
Notice to shareholders communicating the availability of financial statements for fiscal years	Dates of publication in newspapers	Febuary 24th, 2010	Febuary 18th, 2009	March 3th, 2008
	Newspapers	Diário Oficial do Estado do Rio de Janeiro and Valor Econômico

		2010	2009	2008
Summon of the ordinary general assembly which dealt with the financial statements	Dates of publication in newspapers	April 12, 13 and 14, 2010	March 20, 21, 22 and 23, 2009	March 20, 21, 22 and 23, 2008
	Newspapers	Diário Oficial do Estado do Rio de Janeiro and Valor Econômico

		2010	2009	2008
Minutes of the ordinary general assembly which dealt with the financial statements	Dates of publication in newspapers	May 28th, 2009	May 13th, 2009	March 03rd, 2008
	Newspapers	Diário Oficial do Estado do Rio de Janeiro and Valor Econômico

12.4. Describe the rules, policies and practices relating to the Board of Directors, stating:

a.  Frequency of meetings

The Board meets, ordinarily, at least once every quarter, and extraordinarily, whenever necessary, upon request of any Council member.

b.  If they exist, the provisions of shareholders agreement that establish restriction or linkage to the exercise of voting rights of members of the board

            The Company is a company controlled by the CTX Participações S.A. and, because of it, is subject to the rules of their Shareholders' Agreements.

            In April 2008, the AG Telecom Participações S.A., Andrade Gutierrez S.A. Investimentos em Telecomunicações, LF TEL ASSECA Participações S.A., BNDES Participações S.A. - BNDESPAR, FIAGO Participacões S.A. and Atlantic Foundation of Social Security, and as consenting participants, the Staff Welfare Fund for the Bank of Brazil - Previ, the Federal Savings and Foundation - FUNCEF, Fundação Social Security - PETROS and CTX Participações S.A., representing all the current shareholders of CTX Participações S.A., signed the Global Agreement of Shareholders, with initial period to April 2048 may be extended for successive periods of 10 years by consensus between the parties (the Global Agreement of Shareholders of CTX Participações S.A.). This agreement establishes rules:

(a) the basic principles established in the Shareholders Agreement;

(b) the previous meetings, the shareholders of CTX Participações S.A shall hold meetings before the previous general meetings of shareholders and meetings of its board of directors of the Company and relevant controlled, and the requirements to vote at such meetings, even though, parts of the Acordo Global de Acionistas da CTX Participações S.A., undertake to make their representatives, members of boards of CTX Participações SA, and the Company, vote in accordance with the resolutions at the meeting prior to its implementation and to work;

(c) the election of members of the Board of Directors and Audit Committee of the Company and the election and removal of Directors;

(d) the right to vote, including the sealing of concluding other agreements of shareholders;

(e) encumbrance of shares;

(f) the exercise of preemptive rights of shareholders in case of any sale or subscription of shares of CTX Participações S.A. and of the Company;

(g) the exercise of the joint selling rights “tag along”;

 (h) guidelines for the sale of shares of CTX Participações S.A. and of the Company to its other shareholders in the case of transfer of control of any of the stockholders of this.

            In April 2008, the AG Telecom Participações SA, Andrade Gutierrez Investment in Telecommunications S.A., LF TEL, ASSECA Participações S.A., and the Atlantic Foundation of Social Security, as well as intervening consenting CTX Participações SA, signed the shareholders agreement, wich matures on April 2048, and may be extended for successive periods of 10 years by consensus between the parties, which establishes rules regarding:

 (a) the previous meetings between the shareholders of CTX Participações SA, prior to the meetings that shall occur under the Global Agreement of Shareholders of CTX Participações SA;

 (b) the right to vote, including the sealing of concluding other agreements of shareholders, except in respect of the Global Agreement of Shareholders of CTX Participações SA;

(c) the transfer of affected shares.

c. Rules for identifying and managing conflicts of interest

The Bylaws of the Company does not provide rules for identifying and managing conflicts of interest. To this end, the Company is subject to the rules imposed by the law applicable to the Corporation (Law 6.404/76), where the administrator is forbidden to intervene in any corporate transaction which has conflicting interests with the Company, as well as the determination that about taking the other directors, fulfilling her scientific them of their handicap and report in the minute of the Board of Directors or the Executive Board, the nature and extent of their interest. Additionally, the Company's management must have a solid reputation and can not be elected, who has a conflicting interest with the Company or who holds a position in companies considered to be competitors of the Company.

The shareholder agreements provide that, if the parties do not reach an amicable agreement and consensus with respect to disagreements or conflicts arising from the interpretation and / or implementation of the agreement, after discussion for a period of 10 working days, the conflict or dispute shall be submitted to an arbitral tribunal, within 10 working days of notification from a part to any of the other to that effect, pursuant to Act nº. 9307/96 and Regulation of the Brazilian Center for Mediation and Arbitration.

12.5.    If it exists, describe the arbitration clause inserted in the statute for the resolution of conflicts among shareholders and between them and the sender through arbitration

Not applicable.

12.6     For each of the directors and supervisory directors of the issuer, state in tabular form:

a.    Name; b. Age; c. Profession; d. CPF or passaport number; e. Position occupied; f. Election date; g. Date of occupation; h. Mandate term; i. Other duties or functions exercised in the emitter; j. Indication if he was elected by the controller or not.

The current Board of Directors of the Company were elected at the Shareholder’s General Meeting held on April 7, 2009, for a term of three years and will serve until the Shareholder’s General Meeting to be held in 2012.

The Company's Fiscal Council was elected at the Shareholder’s General Meeting on April 28, 2010, with a term of one year until the date of the Shareholder’s General Meeting to be held in 2011.

Board of Directors - Effective:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Fernando Antonio Pimentel Melo	8/29/1953	Lawyer	085.399.444-72	SGM - 04/07/09	SGM 2012	No	Yes

Pedro Jereissati	5/24/1978	Business Adm.	273.475.308-14	SGM - 04/07/09	SGM 2012	No	Yes

Carlos Jereissati	09/04/71	Business Adm.	146.626.458.67	SGM - 04/07/09	SGM 2012	No	Yes

Cristina Anne Betts	10/20/1969	Business Adm.	144.059.448-14	SGM - 04/07/09	SGM 2012	No	Yes

Otávio Marques de Azevedo	5/31/1951	Electrical engineer	129.364.566-49	MBD - 05/04/10	SGM 2012	No	Yes

Antonio Adriano Silva	02/03/44	Business Adm.	056.346.956-00	SGM - 04/07/09	SGM 2012	No	Yes

Armando Galhardo Nunes Guerra Junior	2/13/1956	Business Adm.	277.764.336-91	MBD - 05/04/10	SGM 2012	No	Yes

José Luís Prola Salinas	10/19/1963	Banking	334.827.800-72	MBD - 05/04/10	SGM 2012	No	Yes

Marcel Cecchi Vieira	4/27/1974	Engineer	143.917.738-48	MBD - 05/04/10	SGM 2012	No	Yes

Sergio Francisco da Silva	01/03/62	Banking	037.302.708-77	SGM - 04/07/09	SGM 2012	No	Yes

Newton Carneiro da Cunha	07/09/55	Business Adm.	801.393.298-20	SGM - 04/07/09	SGM 2012	No	Yes

Manuel Jeremias Leite Caldas	01/08/56	Engineer / Economist	535.866.207-30	SGM - 04/07/09	SGM 2012	No	No

Board of Directors - Alternate:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Márcio de Araújo Faria	07/09/50	Electrical engineer	298.088.807-97	SGM - 04/07/09	SGM 2012	No	Yes

Carlos Francisco Ribeiro Jereissati	6/21/1946	Economist	000.365.013-87	SGM - 04/07/09	SGM 2012	No	Yes

Alexandre Jereissati Legey	01/02/70	Chemical engineer	954.529.077-34	SGM - 04/07/09	SGM 2012	No	Yes

Ivan Ribeiro de Oliveira	07/12/48	Engineer	118.057.496-68	MBD - 05/04/10	SGM 2012	No	Yes

João José de Araújo Pereira Pavel	03/02/82	Economist	092.798.377-02	MBD - 05/04/10	SGM 2012	No	Yes

Cristiano Yazbek Pereira	9/16/1975	Engineer	267.577.938-57	MBD - 05/04/10	SGM 2012	No	Yes

Flavio Eduardo Sznajder	3/15/1971	Engineer	016.724.717-45	MBD - 05/04/10	SGM 2012	No	Yes

Paulo Edgar Trapp	09/12/48	Economist	013.110.770-49	MBD - 05/04/10	SGM 2012	No	Yes

Antônio Bráulio de Carvalho	11/03/57	Lawyer	309.882.766-15	SGM - 04/07/09	SGM 2012	No	Yes

Luis Antonio dos Santos	2/18/1953	Economist	315.774.237-04	SGM - 04/07/09	SGM 2012	No	Yes

Alfredo Ferreira de Marques Filho	7/18/1960	Auditor	028.236.498-67	SGM - 04/07/09	SGM 2012	No	No

Vago	-	-	-	-	-	-	-

Fiscal Council - Effective:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Sidnei Nunes	9/28/1959	Business Adm.	011.355.928-37	SGM - 04/28/10	SGM 2011	No	Yes

Eder Carvalho Magalhães	07/01/68	Accountant	637.838.356-15	SGM - 04/28/10	SGM 2011	No	Yes

Sergio Mamede Rosa do Nascimento	4/29/1954	Banking	650.042.058-68	SGM - 04/28/10	SGM 2011	No	Yes

Aloisio Kok	12/24/1948	Economist	375.089.468-04	SGM - 04/28/10	SGM 2011	No	No

Vanessa Montes de Moraes	9/21/1981	Economist	092.490.537-97	SGM - 04/28/10	SGM 2011	No	No

Fiscal Council - Alternate:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Aparecido Carlos Correia Galdino	4/14/1951	Business Adm.	666.708.708-25	SGM - 04/28/10	SGM 2011	No	Yes

Helton da Silva Soares	2/25/1977	Accountant	000.185.326-08	SGM - 04/28/10	SGM 2011	No	Yes

Mário Magalhães de Souza	10/17/1941	Banking	050.368.607-72	SGM - 04/28/10	SGM 2011	No	Yes

Susana H. Stiphan Jabra	8/26/1957	Economist	037.148.408-18	SGM - 04/28/10	SGM 2011	No	No

Ricardo Magalhães Gomes		Electrical engineer	014.729.747-86	SGM - 04/28/10	SGM 2011	No	No

Statutory Board:
Name	Born on	Profession / Education	CPF	Possession Date	Term Mandate	Other Positions	Elected by the Controller

Francis James Leahy Meaney	11/04/64	Business Adm.	054.404.117-80	MBD - 05/05/09	MBD 2012	No

Michel Neves Sarkis	2/28/1969	Business Adm.	950.392.367-00	MBD - 05/05/09	MBD 2012	No

José Luiz Cardoso Albano	01/06/62	Business Adm.	708.737.207-68	MBD - 05/05/09	MBD 2012	No

Eduardo Noronha	7/29/1971	Mechanical Engineer	941.931.696-34	MBD - 07/28/09	MBD 2012	No

SGM - Shareholder's General Meeting
MBD - Meeting of the Board of Directors

12.7     Provide the information mentioned in item 12.6 regarding the members of statutory committees, as well as audit, risk, and financial compensation, even if such committees or structures are not statutory:

Not applicable.

12.8     For each of the directors and supervisory directors, provide:

a.    Curriculum, containing the following information: i. Main professional experience over the past five years, including: Company’s name, Designation and functions of the office, the company's main activity in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or ( ii) membership with a direct or indirect, less than 5% of the same class or kind of securities of the issuer; ii. Statement of all positions of management who hold or have held in companies.

Board of Directors (Effective):

Fernando Antonio Pimentel Melo

Born August 29, 1953, he holds a degree in law from the Federal University of Pernambuco.  He has been the CEO of the Fundação Atlântico de Seguridade Social since March 2005.  He has been an active member of the Board of Directors of CTX Participações S.A. since April 2008 and Contax Participações S.A, whose main activity is to join a company that provides call center services, since June 2008.  He was an alternate member of the Board of Directors of Telemar Participações S.A. from April 2006 to April 2009.  He also acted as the CEO of the Fundação Telebrás de Seguridade

Social (SISTEL) from 2000 to 2004, and as its pension officer from 1991 to 2000.  Previously he acted as the CEO of ABRAPP from 2001 to 2007.

Pedro Jereissati

Born May 24, 1978, he holds a degree in Business Administration from Fundação Armando Álvares Penteado - FAAP, and obtained an MBA from Kellogg School of Management of the Northwestern University, in Chicago, USA, in 2005.  He joined the Jereissati group in 1995, and currently holds the position of CEO of Telemar Participações S.A., the controlling company of Tele Norte Leste Participações S.A.  He worked for the Jereissati group in the real estate area, which is composed of the shopping center area and office buildings area.  In 1998, he was transferred to the Jereissati group’s telecommunications company, LF Tel S.A., where he holds the position of officer.  He was the Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. from 2005 to 2007.  He is the Vice President and Superintendent of the holding company, La Fonte Telecom S.A.  He was a member of the Board of Directors of Pegasus Telecom and is a member of the Board of Directors of holding companies, such as Jereissati Participações S.A., Iguatemi Empresa de Shopping Centers S.A., Telemar Participações S.A., Coari Participações S.A., Calais Participações S.A., CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., as well as of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A. and Brasil Telecom S.A. He is also a Director of the Telemar Institute (Oi Futuro).

Carlos Jereissati

Born September 4, 1971, he graduated in Business Administration from the Escola de Administração de Empresas of Fundação Getúlio Vargas (FGV-SP) in 1994 and attended post-graduate courses abroad, including: Management for Success (University of Michigan Business School, 2002), Spring Convention (International Council of Shopping Centers, 1998, 1999 and from 2002 to 2006) and Real Estate Finance & Investment (Euromoney Training, 1998).  He has been part of the management team of Iguatemi Empresa de Shopping Centers (IESC) since 1996, of which he is currently President.  He is a member of the Board of Directors of holding companies such as Jereissati Participações S.A., LF Tel S.A., La Fonte Telecom S.A., Telemar Participações S.A., CTX Participações S.A. and the telecommunications company Tele Norte Leste Participações S.A.  He served as President and Vice President of the Brazilian Association of Shopping Centers S.A. (ABRASCE) from 2002 to 2004 and 2005 to 2006, and serves on its Consultative Council.  He was an advisor to the Economic and Social Development Council and has been a member of the Brazil Voluntary Association (IBRAVO) since 1995 and associated with the International Council of Shopping Centers (ICSC) since 1994.  In 2007, he was elected a “Young Global Leader”, a title awarded by the World Economic Forum.

Cristina Anne Betts

Born October 20, 1969, she obtained a degree in Business Administration from the Fundação Getúlio Vargas (FGV) in 1991 and holds an MBA from INSEAD in France.  She has been Vice President of Finance of Iguatemi Empresa de Shopping Centers S.A. since April 2008.  Previously she worked at PriceWaterhouse (1992-1995), Banco Credit Suisse First Boston Garantia (1995-1999), Bain & Company (1999-2004) and TAM Linhas Aéreas S.A.  At TAM Linhas Aéreas S.A., she was the Director of Strategic Planning and Controller, and also was the head of the Investor Relations area (2004-2008).  She was appointed as a full member of the Board of Directors of Contax Participações S.A. in April 7th, 2009, with a term of three years.

Armando Galhardo Nunes Guerra Junior

Born February 13, 1956, he graduated in Business Administration, Accounting and Economics from the Universidade Católica de Minas Gerais in 1978.  He developed projects in the areas of management and restructuring for companies like Braspérola, Portal Clicon, Cia AIX de Participações, Andrade Gutierrez, Brasil Ferrovias, Ponteio Lar Shopping and Shopping Píer 21.  He has previously served as the President of UNIPAR – União de Indústrias Petroquímicas S.A., FEM – Projetos, Construções e Montagens S.A. and MRS Logística S.A.  He was also the Director of the Mines and

Energy Cabinet and member of the National Council of Privatization responsible for oversight of the state-owned steel companies, CVRD and DNPM, from March 1990 until October 1993.  He serves on the boards of the following companies: Cosipar – Cia Siderúrgica do Pará.  Kepler Weber S/A, MASB – Desenvolvimento Imobiliário S.A and ESTRE Ambiental S.A.  He has previously served on the boards of the following companies: Quattor Participações S.A., Brasil Ferrovias, Unipar, Cosipa, CSN and CST, companies opened in the last 5 years.  He was appointed to the Board of Directors of the Contax Participações S.A. on May 4, 2010. President, since October/07, of the Board of Kepler Weber SA, a company with participation of Previ and the Bank of Brazil; Board member of the abril/10 June/08, Quattor Participacoes SA and Subsidiaries companies with participation of Unipar and Petrobras, Board Member, from April/04 to June/06, the Brazil Railway SA and subsidiaries, companies with participation of Previ, FUNCEF and BNDES.

Otávio Marques de Azevedo

Born May 31, 1951, he holds a degree in Electrical Engineering from the Pontifícia Universidade Católica – Minas Gerais (1974), and has vast experience in the Brazilian telecommunications sector.  He was the President of the Board of Directors of the telecommunications company Tele Norte Leste Participações S.A. (TNL) from October 2003 until October 2004.  He was the Executive Vice-President of TNL and served as its Executive President from August 1998 until February 1999, and was responsible for the implementation of TNL’s first business plan.  In February 1999, he was elected a member of the Advisory Board of Anatel, serving as its President from February 2001 until February 2002.  He is also the CEO of AG Telecom Participações S.A.  He has been the President of Grupo Andrade Gutierrez and of Andrade Gutierrez Telecomunicações Ltda. since 1993.  From 1991 to 1993, he was the Vice-President of Telebrás.  Currently, he is the President of the Board of Directors of holding companies, such as Telemar Participações S.A, CTX Participações S.A., Privatinvest Participações S.A. and Alium Participações S.A., and has served on the boards of the telecommunications companies Telemar Norte Leste S.A., Tele Norte Celular Participações S.A., TNL PCS S.A., Tele Norte Leste Participações S.A., Brasil Telecom S.A. and Contax Participações S.A, since being appointed on May 4, 2010.

Marcel Cecchi Vieira

Born April 27, 1974, he holds a degree in Mechanical Engineering from the Universidade de São Paulo, and an MBA from the Tuck School of Business at Dartmouth, and in 2008, he became a CFA.  He was a manager and a partner at Angra Partners Gestão de Recursos e Assessoria Financeira from 2004 until 2009, during which time he was Member of the Board of the Concessão Metroviária do Rio de Janeiro S.A. and a member of the Fiscal Council of Brasil Telecom Participações S.A.  He also worked as a manager of the consulting firm Accenture do Brasil Ltda.

Antonio Adriano Silva

Born March 2, 1944, he holds a degree in Business Administration from University of North Alabama and has been the Chief of Staff for the Vice President of Brazil since 2002.  Previously, he worked at Coteminas – Cia. de Tecidos Norte de Minas from 1979 to 2002, at Asa Criação de Publicidade from 1976 to 1979 and at Associação Comercial de Minas from 1973 to 1976.  He was also a Technical Advisor to Brazilian Senator José Alencar for four years (1999-2002) and has been a member of the Board of Directors of CEMIG – Companhia Energética de Minas Gerais since 1999.

José Luís Prola Salinas

Born October 19, 1963, he holds a bachelor’s degree in Accounting from the Universidade do Oeste de Santa Catarina – UNOESC, with post graduate degrees in Training for Senior Executives from Fundação Getúlio Vargas do Rio de Janeiro - FGVRJ, in Management Development from the Universidade do Oeste de Santa Catarina – UNOESC, in Audit and Cost from the Universidade Federal da Santa Catarina – UFSC and in Business Management from the Universidade Federal do Rio Grande do Sul – UFRGS.  He has been the Vice-President of Technology and Logistics at Banco do Brasil S.A. since July, 2007, and from August 2003 until July 2007, he was the General Auditor.  He also worked for Banco do Brasil S.A. in the following positions: General Manager, Master Advisor, Division Manager and Chief Advisor.  He is a faculty member of the Associação de Ensino Unificado do Distrito Federal -

AEUDF/ICAT and of the Universidade de Brasília – UNB, and has been a faculty member of the Universidade do Oeste de Santa Catarina – UNOESC and of the Universidade de Brasília – UNB/DCI.  He was a Board Member at Santos Brasil Terminais de Containers from April 2004 until May 2006, and at Contax Participações S.A. from April 2006 until June 2008, and was re-elected as a member of the Board of Directors of Contax Participações S.A. on May 4, 2010.  He was a member of the Fiscal Council of Fundação Banco do Brasil from July 2003 until August 2007 and was an alternate member of the Fiscal Council of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI from May 2003 until May 2004.  He has been a member of the Board of Directors of COBRA Tecnologia S.A. since January 2008, and an alternate member of the Deliberative Board (Conselheiro Deliberativo) since June 2004.

Sergio Francisco da Silva

Born January 3, 1962, he holds a degree in Psychology from Universidade Paulista – São Paulo, and post-graduate degrees in Project (2004) and Planning, Budgeting and Public Management (2005), both from Fundação Getúlio Vargas.  Mr. Silva is currently enrolled under an MBA program at Instituto Brazilian de Mercados de Capitais - IBMEC. He has held the position of Director of Administration and Information Technology of Fundação dos Economiários Federais since August 2007.  Previously, he was Executive Director of APCEF/SP from 1992 to 1994, a member of Caixa Econômica Federal’s (CEF) Labor Relations Committee from 1996 to 1997, a member of the National Executive Board of CEF’s Employees from 1996 to 1998, a member of the São Paulo State Health Board from 1998 to 1999, Health Secretary for the Bank Workers Union of São Paulo, Osasco Region from 1997 to 2000, a member of the Board of Directors of “SÃO PAULO CONFIA” from 2000 to 2002, Finance Secretary for the Bank Workers Union of São Paulo, Osasco Region from 2000 to 2002, a member of the Boards of Directors of Fiago Participações S.A. and Telenorte Celular Participações, and Director of Benefits and Administration with Fundação dos Economiários Federais from 2003 to 2007.  He was a member of the Audit Committee of Brasil Telecom Participações S.A. in 2008 and 2009. He was elected to the office of the Board of Directors of Contax Participações S.A, whose main activity is to participate in companies that provides call center services, in April 2009 with a mandate of three years. He is an alternate member of the Board of CTX Participações SA, a company that invests in other companies, since April 2008.

Newton Carneiro da Cunha

Born July 9, 1955, he holds a degree and a post graduate degree in Corporate Finance from the Universidade Estácio de Sá, and an MBA from the Estudos Aplicados à Previdência – IDEAS / COPPE / UFRJ.  He also holds a Masters’ degree in Pension Plan Management from Alcalá University, Spain.  He has been an Executive Officer of Fundação Petrobrás de Seguridade Social – PETROS since 2007, acting for the direction, guidance, coordination, control and surveillance of areas of activity under their responsibility, and yet, to the Executive Board proposing the appointment and dismissal of the members and substitutes for leadership role of first place in their respective areas of activities and served as Secretary General of PETROS from 2003 to 2007, Mr. Cunha is also the CFO of Estacionamento Cinelândia and a Director of TermoBahia S.A. Elected member of the Board of Directors of Contax Participacoes SA on April 7th, 2009, possession with the same date and term of office of three years.

Manuel Jeremias Leite Calof the

Born on January 8, 1956, he graduated in Electrical Engineering from Instituto Militar de Engenharia - IME with master degree and Ph.D. in Economics from the School of Post - Graduate in Economics from Fundacao Getulio Vargas - FGV EPGE-and enrolled at Capital Manager Features such as Financial Consultant since 2007, with analysis of economic conditions, participation in quarterly meetings of economists at the Central Bank (Central Bank), economic-financial companies and participation in portfolio management. Expert in modeling credit mortgage and Lecturer at Banco Itau on "Mortgages". Professor of "online Investotal" to train professionals in the financial market. He also worked at Banco PEBB, from 1996 to 2006, as Manager of the Department. Technical Manager and portfolio database of individuals CPF / MF under no. 535866207-30. Works in High equities. Previously he worked for Banco Gulfinvest in 1995 as Director of Research. He was also the National Bank from 1991 to 1994 as

Manager of the Economic Department. He worked at Banco Bozano Simonsen in 1990 as financial analyst and Light SESA in the period 1981 to 1990 as an engineer. Elected member of the Supervisory Board of the Company COSERN. Also elected an alternate member of the Supervisory Board of Eletropaulo. Today was also elected member of the Board of Directors of Contax Participacoes SA on 07/04/2009, possession with the same date and term of office of three years.

Board of Directors (Alternates):

Carlos Francisco Ribeiro Jereissati

Born June 21, 1946, he graduated in Economics from the Mackenzie University in São Paulo in 1968. He is a member of the Board of the telecommunications company Tele Norte Leste Participacoes SA since August 1998, having served as President from August 1998 to August 2000, and again from November 2002 to October 2003. Since 1970, Mr. Jereissati serves as CEO and Chairman of the Board of Directors of the following companies of investments in other Group companies Jereissatii: Jereissati Participacoes SA, LF Tel SA, La Fonte Telecom S.A. He is Chairman of the Board of Iguatemi Companies Shopping Centers SA, company managing shopping centers. He was a member of the Board of BOVESPA, Vice-Chairman of the Board of Directors of the Company Vidraçaria Santa Marina (Saint Gobain Group), a company manufacturing flat glass and glass fibers, Chief Executive of the Brazilian Association of Shopping Centers - ABRASCE and member of the Advisory Board of the Trade Union of Enterprises Buy, Sell, Lease and Property Management Residential and Commercial in St. Paul - SECOVI. He is currently a member of the Board of Directors of the company's participation in other companies, CTX Participações SA, Telemar Participacoes SA, the telecommunications company Tele Norte Leste Participacoes SA and Contax, whose main activity is to join a company that provides services Call Center.

Cristiano Yazbek Pereira

Born on September 16, 1975, he graduated in Mechanical Engineering from the Polytechnic University of São Paulo, has an Executive MBA from BSP and management courses by the Rotman School of Management (University of Toronto) and at ESADE (Barcelona). Appointed member of the Board of Directors of the Company on May 4, 2010, is the Manager of Corporate Strategy LFTel since July 2009. Superintendent of Telefonica in the areas of Strategy, Regulation and Commercial SMEs in Latin America between January 2003 and July 2009. He was a consultant A.T. Kearney in 2001 and 2002 and a consultant at Accenture in 2000. Member of the Board of Directors of Tele Norte Leste Participacoes S.A.

Alexandre Jereissati Legey

Born on January 2, 1970, graduated in Chemical Engineering in 1992 from Federal University of Rio de Janeiro - UFRJ, with a masters degree in Business Administration (MBA) in 1998 by Massachusetts Institute of Technology - MIT. He is currently Chief Financial Officer and Investor Relations companies' investments in other companies LF Tel SA and La Fonte Telecom SA since 1998, companies participating in the group of controlling stake in Telemar Participacoes SA and CTX Participações SA. He was director of new business of Iguatemi Empresa de Shopping Center S.A, shopping mall management company, between the period January 2007 to January 2008, where he worked in exploration, appraisal and feasibility of the new malls of the company.

He is a member of the Finance Committee of the telecommunications company Tele Norte Leste Participacoes S.A. since its establishment in 1999. He started his career in Jereissati Group in 1993 and served as Chief Financial Officer of the Company until 1996. Currently a member of the Board of Directors of the companies investments in other companies Telemar Participacoes S.A., CTX Participações S.A., Privatinvest Participacoes SA and Alium Participacoes S.A., and Contax, whose main activity is to join a company that provides services Call Center. It's Chief Financial Officer and Investor Relations of Privatinvest Participacoes S.A. and Managing Director and Director of Market Relations in Alium Participacoes S.A., both companies investments in other companies. He has experience in structuring transactions and capital markets in the area of mergers and acquisitions, corporate restructuring and evaluation of economic and financial viability of investments.

Flavio Eduardo Sznajder

Born on March 15, 1971, he graduated in Engineering from PUC-RJ, a masters degree in Administrative Sciences (MSc.) Coppead UFRG, and entered into the database of individuals CPF/MF under no.016.724.717-45. Is a partner at Bogari Capital. Was Director of Andrade Gutierrez Telecommunications from 2001 to 2007, member of the Finance Committee of Telemar Participações 2003 to 2007, the Board of Directors of the ethanol plant Agro TG 2006 and 2007, the Board of Directors of Pegasus Telecom S.A 2001 and 2002, senior associate of the telecommunications group at Booz-Allen & Hamilton from 1997 to 1999 and 2001. Gradus also worked in Management Consultancy as a senior associate, and as a trainee at Banco BBM. Elected member of the Board of Directors of Contax Participacoes S.A on April 7th, 2009, possession with the same date and term of office of three years.

Ivan Ribeiro de Oliveira

Born on July 12, 1948, he graduated in electrical engineering from Catholic University of Minas Gerais, has a postgraduate degree in Economic Engineering and Safety Fundação Dom Cabral and attended the INSEAD Advanced Management / FDC. He began his career as an engineer in Telecommunications de Minas Gerais SA (1971-1991), a telecommunications company, where he also served as Manager of Technical Planning Department, Assistant Director and Technical Director. Was Technical Director and Vice President of Construtel Projects and Construction (1991-1998). He was chairman of the telecommunications companies Telemig and Telest the period 1998 to 2001, Regional Managing Director of MG / ES, Director of Strategy and Regulatory Affairs from 2003 to 2004 and Director of Institutional Relations from 2005 to 2006. These companies also served as a member of the Board from 1998 to 2001. He has advised the administration of Nansen Inst. Accuracy from 2006 to 2007 and Jamef in

2007. Since 2007 Mr. Ivan holds the position of Chief Executive Officer of Axxiom Technology Solutions S.A.

João José de Araújo Pereira Pavel

Born on March 2, 1982, he graduated in Economics from IBMEC - RJ. He began his career in Andrade Gutierrez Group, where he served three years in the investment area. In 2006, the Andrade Gutierrez group bought shares in Light S/A, where he worked for two years as Manager of Financial Projects. In 2008 he returned to the area of investment of Andrade Gutierrez S.A. He is an alternate member of the Board of telecommunications companies Tele Norte Leste Participacoes S.A, Telemar Norte Leste S.A, Tele Norte Celular Participacoes S.A and Brazil Telecom S. He’s the director of private equity firms in other societies CTX Participações S.A, and Privatinvest Participacoes S.A and  Alium Participacoes S.A.

Márcio de Araújo Faria

Born on July 9, 1950, he graduated in Electrical Engineering - Systems option - PUC - RJ and holds a masters degree in Business Administration from the University of California, Berkeley, USA. Since 2005 acts as Investment Director of the Atlantic Foundation of Social Security. Between 2000 and 2005 he was Director of Corporate Finance at Finantia (Portugal) in Brazil. Between 1991 and 1999 he was Managing Director and partner of Banco Brascan S.A. Between 1980 and 1990 he was Director of the Brokerage Omega (acquired by UBS Brazil). Between 1975 and 1979 he was Superintendent of the Capital Markets BNDESPAR S.A (subsidiary of BNDES). Member of the Board of Directors of the company's participation in other companies, Fiago SA since November 2005. He is an alternate member of the Board of CTX Participações S.A, a company that invests in other companies, since April 2008. He is an alternate member of the Board of Directors of Contax Participacoes S.A, whose principal activity is to join a company that provides call center services, since June 2008.

Paulo Edgar Trapp

Born on September 12, 1948, he graduated in Economics from the University of Cruz Alta (Unicruz), in Cruz Alta, RS entered into the database of individuals CPF / MF under No. 013110770-49, worked at the Bank of Brazil S.A from 1969 to 1997, as clerk, Box Executive, Fiscal Operations and Assistant Supervisors. He also worked at the company Banrisul Warehouse Gerais S.A, as Chief Executive Officer from 1999 until 2003. Served as Board member in Banrisul General Store, from April 1999 until April 2003, was Tax Advisor at Banco do Brazil S.A, April 2000-April-2001, he served as Board of Directors at the company Rio Grande Energia SA, August- 2003 until April 2006, he served as Director of Administration at Cia.Paulista Power and Light, April 2006-April-2007, he served as Director of Administration at Cia.Piratininga Power and Light, April 2006-April-2007 he has served as Tax Advisor in Kepler Weber S.A, from April 2007 to April 2009. Elected alternate member of the Board of Directors of Contax on April 7, 2009, with possession on the same date and term of office of three years from December 1, 2009 in the exercise of ownership.

Antônio Bráulio de Carvalho

Born on November 3, 1957, a lawyer graduated from the Faculty of Law of Varginha / MG, with a specialization in Actuarial Techniques applied to Basic Pension Funds Association of Unified School District Federal (AEUDF) and MBA in Management and Pension Fund Pension Fundacao Getulio Vargas - FGV and is currently pursuing MA in Economics and Welfare. It employed the Caixa Economica Federal (CEF) since June 1984. He is Director of Planning and Controlling of the Foundation of the Federal Savings and - FUNCEF, elected in 2006. He is Director of the National Association of Participants of Pension Funds (ANAP) and the Board of Management of Pension Funds (CGPC). He was head of the Staff Association Federal Savings Bank - APCEF MG, unions of bank employees of Belo Horizonte and Brasilia and chaired the Southern Regional Mine CUT. In CEF, was Executive Assistant II, operations manager and general manager. Elected alternate member of the Board of Directors of Contax Participacoes S.A, in April 2009 with possession on the same date and term of office of three years. Elected member of the Board of CTX Participações S.A, a company that invests in other companies, in April 2008.

Luis Antonio dos Santos

Born on February 18, 1953, he graduated in economics from the University Gama Filho, master degree in Capital Markets Brazilian Institute of Capital Markets, Accredited CVM RJ 2008-6337 for the Exercise of Portfolio Management, with courses Fixed Income conducted by the Financial Economic Consulting, Investment Funds Course conducted by the Financial Economic Advisers, Securities Trading Course Abroad of Finance Training, Consultancy and Publications Ltd., Course Derivatives Market of the Graduate School in Economics Getulio Vargas Foundation Course in Futures Markets of Deposits by BM & F Course Strategies and Assembly Operations for Futures and Options Gold by the Brazilian Institute of Capital Markets, Training Course for Operators of gold by the National Association of Gold. Entered into the database of individuals CPF under No. 315774237-04. He worked at the Bank of Brazil from 1974 to 2003, and in BB DTVM Resources Management S.A as Division Manager, Assistant Manager and Operating Team Coordinator from 2000 to 2003, Head of Sector 1996 to 1997 and Operator and Senior Financial Analyst Senior 1986 to 1993. In the Department of Finance, Management of Financial Operations (Gerofi) of the Bank of Brazil was Manager Center from 1998 to 2000 and Director of Capital Markets, Bank of Brazil was Team Coordinator from 1997 to 1998. Petrobras operates the Foundation of Social Security since 2003 serving as Manager of Operations Transactions with the following responsibilities: to ensure that securities transactions with the assets of the institution, under the responsibility of the Operations Sector Transactions in the financial market are executed strictly within the parameters pricing, standards and legislation in force, enjoying the best opportunity for the Foundation and consistent with decisions taken by the Committees for Daily Operations (room) and the Application of Short-Term (COMAC) and the Finance Board, analyze and track the financial markets national and international funds management and outsourcing. Today's replacement Chief Executive Officer of Market Operations. Elected alternate member of the Board of Directors of Contax on 07/04/2009, possession with the same date and term of office of three years.

Alfredo Ferreira de Marques Filho

Born on July 18, 1960, he graduated in Business Administration from International College of Santana; Accounting Faculty Paul Eiró and Actuarial Science at PUC / SP, and Masters in Accounting and Actuarial Sciences at PUC / SP. Entered into the database of individuals CPF / MF under No. 028236498-67. He worked at KPMG (formerly Robert Dreyfuss & Co.) from 1981 to 1989 as Audit Supervisor. He also served in Papaiz Industria e Comercio Ltda. 1989 to 1990 as Administrative Manager. Currently working at Horwath Tufani, Reis & Soares Independent since 1990, holding office / position of partner owner, being responsible for the technical work of auditing, with no record in CNAI n.º 596, authorized to work in trade companies (CVM), Financial Institutions (BCB) and Insurance (SUSEP). He also serves as member of the Supervisory Board of TIM Participacoes SA since April 2008 AGM (2 terms); Industries Romi SA, AGO since March 2009 (2 terms), Providence Co., AGO since April 2008 (2 mandates), elected to the post of Specialist Member of the Audit Committee of Banco ABC Brazil SA, with a term of five years, since March 2008. Elected alternate member of the Board of Directors of Contax on April 7th, 2009, possession with the same date and term of office of three years.

Fiscal Council (Efective):

Sidnei Nunes

Born September 28, 1959, he holds an MBA from the Universidade de São Paulo and is also a graduate in Management and Accounting from Faculdade de Administração Paulo Eiró.  He serves as a Director of Iguatemi Empresa de Shopping Centers S.A., La Fonte Telecom, LFTEL S.A. and Grande Moinho Cearense S.A. and

as an Executive Officer of Jereissati Participações S.A., La Fonte Telecom S.A. and LF TEL S.A. since 1995. Mr. Nunes served as CFO of  Iguatemi Empresa de Shopping Centers S.A. from 1995 to 2008 and as a member of the Fiscal Council of Oi subsidiaries in Ceará and Sergipe between 2000 and 2001. His main functions of financial management and controls, accounting and fiscal management of the Company. He also serves as member of the Board of Directors of the Company Iguatemi Shopping Centers S.A since November 2006, elected to the office of Director in November 2006, reelected in April 2008 with a mandate of two years. He is a member of the Board since April 2008 on business Jereissati Participacoes S / A, La Fonte Telecom SA, LF Tel SA and Great Windmill Ceara S / A, all with a term of one year until April 2010. He is a member of the Fiscal Council of Contax Participacoes SA since April 2009, a company whose main activity is the provision of call center services. He also participates as an alternate member of the Supervisory Board of telecommunications companies, Tele Norte Celular Participacoes SA, Tele Norte Leste Participacoes SA, Telemar Norte Leste SA, Brazil Telecom SA and the companies investments in other companies, Telemar Participacoes SA and Coari Participacoes S.A.

Eder Carvalho Magalhães

Born July 1, 1968, he holds an MBA from IBMEC – Instituto Brazilian de Mercado de Capitais and is a graduate in Accounting from Instituto Cultural Newton Paiva Ferreira.  He began his career as a trainee at Price Waterhouse in 1987, where he became supervisor of Audit in 1992 until 1993. Later he served as Finance Controller at Fiat Brazil Ltda. 1993 to 1995. From 1995 Accounting for answers directly from all Group companies Andrade Gutierrez. In January 2002, took office as director of real estate of the Andrade Gutierrez group.

Sergio Mamede Rosa do Nascimento

Born on April 29, 1954, he graduated in Physics - Full Degree from the University of Franca, MBA in finance IBMEC - Brazilian Institute of Capital Markets and postgraduate courses in engineering economics, the UDF - the Association of

Unified School District Federal, having received the title of Director 26/10/2009 Tax Certificate IBGC, and 12/18/2009, the Board of Directors of IBGC Certificate, awarded by the Brazilian Institute of Corporate Governance. He worked at Banco do Brazil S.A, from 1975 to 2004, where he held several positions, among which are the highlight of General Manager, Executive Manager of Corporate Finance, Executive Manager of the Unit, Capital Markets, Head of Department Financial Modeling, Technical Adviser of the Presidency and Deputy Chief of the area of socio-economic studies. He also served on the Alliance Insurance Company of Brazil from 1999 to 2003 as Director of Finance, during which it was licensed from the Bank of Brazil. Also served as representative of the Bank of Brazil on the Board of PREVI - Welfare Fund for employees of Banco do Brazil, from 1995 to 1996. Elected member of the Supervisory Board of Contax, on 07/04/2009, indicated by Previ - Caixa Employees Pension Fund of Banco do Brazil, which is part of the Company's control, through the CTX Participações SA, and also acted in the same company, as Director of Administration from April 2006 to June 2008, appointed by the minority shareholders and as an alternate Director of Administration in June 2008 to April 2009.

Aloisio Kok

Born on December 24, 1948, he graduated in Economic and Administrative Sciences, University of São Paulo - USP, refresher courses and has achieved expertise in Brazil and abroad, including the Banking Risk Management Programme from The European Institute of Business Administration- INSEAD. He worked at Banco Bandeirantes S, A, of the Jul/1998 Oct/2000 Internacional.Anteriormente as CFO and served on the ABN-AMRO Bank of the nov/1990 nov/1997 as Deputy Director and Chief Financial Officer. Fiscal Director was Cia Ferro Ligas da Bahia of the Abr/2008 Apr/2010 and Fras-le SA Abr/2009 the Apr/2010, alternate member of the Audit Committee since Abr/2009 Paranapanema SA, Council Tax Iochpe- Maxion SA since Apr/2010 and Fiscal Director of Mahle Metal Leve SA since Abr/2009 and the Board of Directors of Marisol SA since Jul/2009.

Vanessa Montes de Moraes

Born on September 21, 1981, he graduated economics from Ibmec Rio de Janeiro (RJ), Professional Master's Degree in Economics with Ibmec (RJ) and PEC in Corporate Law and Capital Market Law FGV - Rio, entered in registration of individuals CPF / MF under no. He worked at Mellon Global Investments Brazil for 08/2003 12/2005 Analyst for equities. He also worked at the Fundacao Getulio Vargas - FGV / RJ for the period from 01/2002 to 10/2002 as an assistant of Professor Marco Antonio Bonomo, in the search. She was elected as alternate member of the Supervisory Board of the Electricity Company of Rio Grande do Norte - Cosern on March 31, 2009 for a term of office 1 (one) year, and reelected on March 26, 2010 for a period of more than one (a) year after serving also as an alternate member of the Supervisory Board of the Electricity Company of Rio Grande do Norte – Cosern.

Fiscal Council (Alternates):

Aparecido Carlos Correia Galdino

Born on April 14, 1951, he graduated in Business Administration from the Integrated School Princess Elizabeth. Worked for the Jereissati group since 1971, and participated in the process of evolution and growth today. He is currently Chief Financial Officer of La Fonte Participações S.A, company investments in other companies and Jereissati Participacoes S.A, a holding company of the Group Jereissati. He was elected member of the Audit Committee of the Company Iguatemi Shopping Centers S.A, company managing shopping centers, the Boards of Directors of La Source Telecom S.A. and LF Tel SA companies, investments in other companies and the Great Mill Cearense S.A, milling wheat bread and pasta and biscuit industries. He is a member of the Supervisory Board of telecommunications companies Tele Norte Celular Participacoes SA, Brazil Telecom SA, the companies investments in other companies, Telemar Participacoes SA and Coari Participacoes SA, elected alternate member of the Supervisory Board of Contax on April 07 2009.

Helton da Silva Soares

Born in Febuary 25, 1977, Accountant and Lawyer, is a graduate of Catholic University of Minas Gerais (PUC-MG) and an MBA in Finance by IBMEC. Works in Andrade Gutierrez Construction S.A. since July 1st, 1998, acting as a counter (2001-2004), manager of taxes (from 2004 to date) and manager of internal audit (from 2008 to date). He also serves as member of the Audit Company Madeira Energia S.A, a privately held corporation, since 2009, reelected to the position of tax advisor in April 2010, and term of office of over 01 (one) year.

Mário Magalhães de Souza

Born on October 17, 1941, he graduated in Economics from the Unified Teaching Center of Brasilia, with specialization in Training Aides in Quantitative Methods at the University of Brasilia, Graduate Diploma in Economic Engineering Association Unified School District and Federal MBA Corporate Finance at the Catholic University - PUC / Rio Janeiro. He worked at Banco do Brazil from June/62 to May/94, performing some functions such as auditing services in banks, advising on the Human Resources Portfolio and the establishment of the Budget Staff, inaugurated in the sector of credit operations, performing services for the analysis of balance sheet and written exam and was promoted to the position of middle management, answered by the study, control and conduct of operations funding in the company's credit operations retired from occupying the position of General Manager Agency Class "A". Worked for the Welfare Fund for Staff of the Bank of Brazil (Previ) between August/94 and July/96 to cooperate in the reorganization of internal audit of the pension fund Previ. Previously he worked at the Brazilian Association of Development Banks (ABDE) for the period between June/00 and June/03 as a consultant member of the Association for three years providing the collaboration FINEP - Studies and Projects, a development agency under the Ministry of Science and Technology. Currently serves as an alternate member of the Fiscal Council of NEOENERGIA S.A., elected in March/2007 for a period of 3 years and COSERN - Cia Energética Rio Grande do Norte S.A, as alternate member of the Board of Directors in April 2008 for a period of 2 years.

Susana H. Stiphan Jabra

Born August 26, 1957, graduated in Economics from FEA - USP, with a specialization in Financial Management from the Catholic University of São Paulo (PUC / SP) and an MBA in Finance from the Brazilian Institute of Capital Markets IBMEC. He worked in the PROTEU – Ind. e Com. de Confecções Ltda/ Confecções Mayorca Ltda no period from 1984 to 1988 as Partner-Owner. He also worked at Banco Itau S. A, for the period 1989-90 and 1980-83 as Cost and Budget Analyst to Board / Economist Economic Consulting. Later Municipal Housing Company of St. Andrew S / A in the period 1990 to 1992 as Business Manager. Also worked in State Agency LTDA in the period of 05/93 to 09/00 as Manager of Market Research and Information, implanting the area of Market Research and Information Group O Estado de Sao Paulo, where he was also responsible for Planning Management Controletendo and deployed the entire system of administrative and financial controls, budgeting and monitoring of the State Agency/Broadcast. Worked at Petrobras Social Security Foundation - Petros, the period from 04/03 to 03/08 as Executive Manager of Investments, responsible for definition and implementation of training program directors of listed companies by Petrobras Social Security Foundation - Petros. Currently it operates, since May/08, as Director of Partner of Consulting HJN Ltda., A consulting firm specializing in industry analysis and financial advice and planning and corporate governance, highlighted as an experience as representative of shareholders on corporate negotiations involving mergers and acquisitions (Telecom Italia / Telecom Brazil), takeovers (HI / Brazil Telecom), sale of shares (Acesita, Telemig), IPO (CPFL), IPO (Perdigão), corporate and financial restructuring (Paranapanema, Hopi Hari) , shareholder agreements, investment agreements, agreements of votes, agreements of financial restructuring, among others. Also acted as Counselor of Directors - Member of the Board of Directors of CPFL Energia S.A. (2009/10), Member of the Board of Directors of the Bonaire Participacoes S.A. (2009/11 and 2003/08), Member of the Board of Directors of CPFL Energia, CPFL Paulista, CPFL Geração, CPFL Piratininga (2003/05 and 2006/07), Full member of Tele Norte Celular Participacoes (2006/08), Alternate Member of Telemig Celular Participacoes (2003/05), Deputy Member of Perdigao (2006/09), Deputy Member of the Board of BRF Foods Brazil S.A (Sadia S.A/ Perdigao S.A merger) (2009/2011), Alternate Member Newtel of Investments (2004/08). Member of the Compensation Committee of CPFL Energia (2003/05), Member of the Evaluation Committee Processes and Internal Controls of CPFL Energia (2005/06), Coordinator of Related

Parties Committee of CPFL Energia (2006/07 and 2009 / 2010), Member of the Corporate Governance Committee of CPFL Energia (2005/06), Deputy Member of the Management Committee of People's CPFL Energia (2006/07 and 2009/2010), Member of the Audit Committee of CPFL Energia (2005/06 and 2007/08), Member of the Social Responsibility Committee of Petrobras Social Security Foundation - Petros.

Ricardo Magalhães Gomes

Born on August 27, 1970 is formed in Electrical Engineering from PUC -  Rio de Janeiro, with a Masters in Production Engineering from PUC - Rio de Janeiro. He currently works in Argucia Capítal Management as a partner and fund manager of equities and as director of resource management Arguciacapital LTDA. He previously worked at Mellon Global Investments Brazil from 1998 to 2005, as senior portfolio manager. He also served on the Bank Gulfinves 1995 to 1997 as supervisor of financial transactions. Previously he worked for Nacional Bank from 1992 to 1994, as a financial analyst.

Executive Officers:

Francis James Leahy Meaney

Born November 4, 1964, he holds a B.A. in Economics from the University of Notre Dame and an MBA from Harvard Business School.  He also completed the Advanced Management Program at INSEAD.  He is our founder and has been our CEO since our inception in 2000.  He is active in various contact center industry organizations, including ABT (Brazilian Association of Telemarketing Companies) of which he is a Vice President.  Previously, he was a Vice President at Global Crossing Latin America in Miami from 1999 to 2000, General Manager for Conectel, the leading paging company in Brazil, from 1997 to 1999 and management consultant for various consumer products companies in Latin America between 1990 and 1997.  He began his career at Credit Suisse First Boston in New York, where he worked from 1986 to 1988.

Michel Neves Sarkis

Born February 28, 1969, he holds a Bachelor’s Degree in Management from UFES – Universidade Federal do Espírito Santo, a degree in Accounting from Faculdade Costa Braga — São Paulo and an MBA from Pontifícia Universidade Católica — São Paulo.  He has acted as our CFO since April 2001 and was designated Investor Relations Officer in December 2004.  Prior to joining us, he worked for five years as an auditor at PricewaterhouseCoopers from June 1990 to August 1995.  He also acted as Divisional Controller of Pepsi in Minas Gerais and Rio de Janeiro for more than two years, from August 1995 to November 1997, where he was responsible for the financial department.  In November 1997, he was appointed General Manager of the Rio de Janeiro Division of Conectel Paging Company.  In 1999, he joined Prosegur Brazil as General Manager of the Bahia and Espírito Santo Division.

José Luiz Cardoso Albano

Born January 6, 1962, he holds a Bachelor’s Degree in Management from Faculdade Cândido Mendes and a Bachelor’s Degree in Marketing from Universidade Federal de Minas Gerais and in Human Resources from FGV Minas Gerais.  He also holds a Bachelor’s Degree in Business Administration from Fundação Dom Cabral.  He has acted as our Executive Officer since May 2002.  Prior to becoming our Operating Officer, he acted as General Manager of Oi in Rio Grande do Norte.  He has also been responsible for the management of Oi’s contact center in Fortaleza, which centralized and coordinated the operations of seven states of the northeast region of Brazil.  Previously, he worked as a contact center manager for TIM / Maxitel, a mobile telephony carrier in Belo Horizonte (from 1999 to 2000).  He previously acted as an Operational Manager of the Minas Gerais and Brasília branch offices of Quatro A, a contact center company (from 1996 to 1999).  Also, he worked at Cimentos Mauá (from 1987 to 1994).

Eduardo Noronha

Born July 29, 1971, he holds a graduate degree in Mechanical Engineering from Universidade Federal de Minas Gerais, a postgraduate degree in Quality Engineering from Pontifícia Universidade Católica de Minas Gerais and has undertaken the Advanced Management Program at Fundação Dom Cabral/INSEAD.  He has acted as our COO since July 2009.  Prior to joining us, he worked for three years as a Quality Assurance Supervisor of Delphi Automotive System in the Packard Division from March 1995 to February 1998.  He also has acted as Quality Engineer, Human Resources and was Plant Manager of AmBev in Minas Gerais, São Paulo and Rio de Janeiro for more than seven years, from February 1998 to March 2005.  In 2005, he worked for Rio de Janeiro Refrescos, a Coca Cola bottler, as an Industrial Director responsible for production and distribution in the Espirito Santo and Rio de Janeiro regions.  From April 2006 to April 2009, he was the Human Resources and Management Director of Sadia.

b.   Description of any of the following events that occurred during the last 05 years: i. Any criminal conviction, ii. Any conviction in an administrative proceeding of the CVM and the penalties iii. Any conviction has become final, in the judicial or administrative body, which has suspended or disqualified to practice a professional or commercial activity whatsoever:

Not applicable.

12.9     Inform the existence of marital relationship, estable union or relationship until the second degree between:

a.    Directors of the company:

Not applicable.

b.   Directors of the issuer and (ii) managers of controlled, directly or indirectly, from the issuer

Not applicable.

c.    Directors of the issuer or its subsidiaries, direct or indirect subsidiaries and (ii) direct or indirect controlling the issuer.

Not applicable.

d.   (i) Directors of the issuer and (ii) directors of the companies direct and indirect subsidiaries of the issuer

Family relationship between the Directors, as well as between Directors and Shareholders of the Company.

Mr. Pedro Jereissati, director of the Company, is son of Mr. Carlos Francisco Ribeiro Jereissati and brother of Mr. Carlos Jereissati, directors of the Company.

12.10                Inform about subordinate relationships, service contribution or control maintained, in the past 03 fiscal years, between Directors of the emitter and:

 a.     Company controlled, directly or indirectly, by the issuer:

Not applicable

b.   Direct or indirect controlling the emitter

Mr. Otavio Marques de Azevedo is CEO of AG Telecom Participações S.A, Andrade Gutierrez Group Chairman and President of Andrade Gutierrez Telecomunicações Ltda.

Mr. Luiz Otavio Mourão is General Counsel Corporate of Andrade Gutierrez SA, Vice President of AG Telecom SA and Director of the Luxembourg Participacões S.A.

Mr. Pedro Jereissati is  Director of LF Tel S.A.

Mr. Alexander Jereissati Legey is CFO and Investor Relations Director of LF Tel SA and La Fonte Telecom S.A.

Mr. Sidnei Nunes is managing director of Jereissati Participacoes S.A. and LF Tel S.A. and chief financial officer at La Fonte Telecom S.A.

c.    If relevant, supplier, customer, debtor or creditor of issuer, its controlled and controlling companies or controlled of any of these people

Not applicable

12.11.  Description of the provisions of any agreements, including insurance policies, providing the payment or reimbursement of expenses incurred by administrators of the repair of damage caused to third parties or to the Company, penalties imposed by state agents, or agreements with the objective closing administrative or judicial proceedings, in the exercise of its functions

The Company has Liability Insurance for Directors and Officers (D & O), contracted with Zurich Brazil Insurance, with effect from  January 13, 2010 to January 13, 2011, and may be renewed for successive periods of 1 year.

13.              Compensation of Directors and Executive Officers

13.1 Compensation policy and practice of the Board of Directors, Executive Board, Supervisory Board and Audit, Risk, Financial and Compensation Committees:

  Compensation policy or practice

The compensation policy of Contax aims to establish a salary to its Administrators that is commensurate with the responsibilities relevant to the position and market practices.

Board of Directors and Fiscal Council:

The remuneration policy for members of the Board of Directors and Fiscal Committee are based on market practices in order to recruit and ensure continuous high professional qualification in the management of the Company. The remuneration is based on payment of a fixed monthly pro-labor for each member of the Board.

Executive Officers and Non-statutory Executive Officers:

Besides the fixed compensation, practices are established to retain and motivate qualified personnel, and encourage the attainment of higher standards of performance, compensating them financially. This policy aims to align the short, medium and long term objectives.

The variable compensation practices enable the establishment of goals. The goal is to align and converge efforts to improve the performance of the Company. The main reason for this practice is to tie financial rewards to the achievement of a particular result. The receipt of this portion of compensation is tied to the achievement of goals previously negotiated.

Additionally, some of our Executive Officers were granted options to purchase common shares of Contax Participações S.A., to be exercised under the terms and conditions established in the Stock Option Plan.

Thus, the compensation of our Executive Officers is composed of a fixed portion (wages), a variable portion (profit sharing) related to goals and, for some officers, a stock-based compensation arising from options granted by the Stock Option Plan. Moreover, they are entitled to benefits like medical and dental care, day-care assistance, amongst others.

  Compensation composition

(i)     Description of the compensation elements and purposes of each one:

1.    Fixed Compensation: base salary (Board of Directors, Fiscal Council, Statutory Directors and Non-Statutory Directors).

Objectives: Recognize and reflect the value assigned to the post internally (Company) and externally (market);

2.    Short-term incentives: Profit sharing (Executive Officers and non-statutory Executive Officers).

Objectives: To tie compensation to the achievement of certain results, rewarding the achievement and the exceeding of the Company’s goals.

3.    Medium and long-term incentives: Stock Option Plans (for some statutory Executive Officers).

Objectives: Attract executives to the Company, retain them and get a better alignment of interests from the Company's executives with the interests of shareholders, as well as, a join share of the capital market risks. With this, the Company seeks the increase in the valorization of its shares in the capital market.

4.    Benefits: health and odontological plans, day-care assistance, amongst others (Executive Officers and non-statutory Executive Officers).

Objectives: Supplement the social assistance benefits, equating to market’s practices;

(ii)   Percentage of each element in the total compensation of 2009:

1.    Board of Directors and Fiscal Council: 100% Fixed Compensation.

2.    Executive Officers: 21% Fixed Compensation, 9% Short-Term Variable Compensation and 70% Medium and Long-Term incentives.

3.    Non-Statutory Executive Officers: 63% Fixed Compensation e 37% Short-Term Variable Compensation.

(iii)  Methodology for calculation and adjustment of the compensation elements:

Regarding the fixed wage, salary surveys are conducted in the market with the objective to recognize and reflect the value of the post (measured by the HAY methodology), following budget assumptions and seeking to maintain internal balance.

The profit sharing program for executives consists of two parts: Company’s results and individual performance. The result of the Company is determined based on four indicators, ΔEVA (Economic Value Added), Revenue, Contracting Customer Satisfaction Survey and Quality Rating. The individual performance share is based on achieved goals, which were unfolded and agreed upon in the beginning of the year.

The Boards of Directors and Fiscal Committee have their salaries set at the general shareholder’s meeting.

(iv)  Reasons which justifies the compensation composition:

Aiming to encourage the executive officers to seek results that achieve or exceed the goals set by the Board of Directors, much of the remuneration is based on the variable component (short, medium and long term), in line with corporate goals.

  Main performance indicators considered in the determination of each compensation element

Regarding the fixed compensation, the Company aims to establish a salary commensurate with the responsibilities relevant to the position and market practices. Regarding variable compensation, the principal indicators examined are: ΔEVA (Economic Value Added), Revenue, Contracting Customer Satisfaction Survey and Quality Rating.

  Compensation structure to reflect the growth of the performance indicators

The variable compensation indicators are monitored monthly and the final tally of results is made in the subsequent year. Each indicator has a particular weight, which is then weighted and consolidated as the total variable compensation.

  Relation between the compensation policy or practice and the Company’s interests

Each element of compensation plays a role in the short, medium and long term. Since there is a strong link with the results, the Company ensures a sustainable compensation which is both consistent with the Company and the opportunities to foster the improvement of its results. The variable compensation, which has an important significance in the compensation of the Executive Officers, has been directly linked to the results of the three strategic pillars of Contax's long-term objectives, which are Quality, Profitability and Growth. As explained in item 13.1 b (iii), profit sharing distributed annually to Executive Officers is determined by the achievement of their individual notes attached to marks obtained by the Company globally. Both the individual notes as the notes of the Company are directly related to the three pillars mentioned above (Quality, Profitability and Growth), which when achieved are aligned with the interests of the issuer.

  Compensation supported by subsidiaries, associated companies or direct or indirect controllers

The statutory boards of Contax Participações S.A. and its subsidiary, Contax, are composed by the same members, whose remuneration is borne entirely by the subsidiary.

  Existence of any compensation or benefit linked to the occurrence of certain corporate events, such as, the sale of corporate control of the issuer

The Stock Option Plan states that if there is a change of control of the Company (using as base the current on the date of approval of this Plan), the Beneficiary will be entitled to exercise the equivalent of 50% of their options within 90 (ninety) days, from the date of the event, regardless of (i) any initial period of grace established by the Program or Contract, and (ii) of his tenure as director or employee of the Company.

13.2 As regards to the compensation recognized in the statement of income and the compensation estimated for the current year payable to the Board of Directors, the Statutory Executive Board and to the Fiscal Council:

	Board of	Fiscal	Statutory
2009	Directors	Council	Board*	Total
Number of Members**	23.5	10.0	4.6	38.1
Fixed Annual Remuneration (R$ thousand)	1,074.3	113.4	-	1,187.7
Remuneration / Pro Labore	1,074.3	113.4	-	1,187.7
Direct and indirect benefits	-	-	-	-
Participation in Committees	-	-	-	-
Others	-	-	-	-
Variable Remuneration (R$ thousand)	-	-	-	-
Bonus	-	-	-	-
Profit Sharing	-	-	-	-
Participation in Meetings	-	-	-	-
Committees	-	-	-	-
Others	-	-	-	-
Post-employment benefits (R$ thousand)	-	-	-	-
Stock-based compensation (R$ thousand)	-	-	9,995.0	9,995.0
Total Remuneration (R$ thousand)	1,074.3	113.4	9,995.0	11,182.7

* See item 13.15
** The number of members of each body corresponds to the average annual number of members from each organ calculated monthly.

 Expected compensation for 2010:

	Board of	Fiscal	Statutory
2010	Directors	Council	Board*	Total
Number of Members**	24.0	10.0	5.0	39.0
Fixed Annual Remuneration (R$ thousand)	1,408.1	131.3	1,084.7	2,624.1
Remuneration / Pro Labore	1,408.1	131.3	1,084.7	2,624.1
Direct and indirect benefits	-	-	-	-
Participation in Committees	-	-	-	-
Others	-	-	-	-
Variable Remuneration (R$ thousand)	-	-	-	-
Bonus	-	-	-	-
Profit Sharing	-	-	-	-
Participation in Meetings	-	-	-	-
Committees	-	-	-	-
Others	-	-	-	-
Post-employment benefits (R$ thousand)	-	-	-	-
Stock-based compensation (R$ thousand)	-	-	816.0	816.0
Total Remuneration (R$ thousand)	1,408.1	131.3	1,900.7	3,440.1

* See item 13.15
** The number of members of each body corresponds to the average annual number of members from each organ calculated monthly.

The variable compensation depends on the result achieved by the Company in the year, and thus, we cannot predict the expenditure for the 2010 fiscal year.

c.  Compensation segregated in:

  Benefits motivated by the cessation of tenure

According to the Stock Option Plan, in the event of destitution or dismissal by reason of the Beneficiary which constituted just cause according to labor legislation, all unexercised options expire without indemnity, whether the grace periods have expired or not. The restricted period for the disposal of shares remain in force as provided in the Plan, for one (1) year from the date on which the course of the initial grace periods of options.

In the event of destitution or dismissal without just cause (except when a dismissal occurs within 6 (six) months following the occurrence of any events involving the dispersal of the controlling interest of the Company current on the date of approval of the Plan), resignation or retirement of the Beneficiary, the following will be observed: a) options whose initial grace period have not yet elapsed, will expire without compensation, b) options whose initial grace periods have already expired may be exercised within 90 (ninety) days from the event that lead to the termination of employment or until the expiration of the deadline for it to exercise the option, if the deadline expires in less than 90 (ninety) days;

13.3 As regards to the variable compensation for the last year and the compensation estimated for the current year for the members of the Board of Directors, Statutory Executive Officers and Fiscal Council:

Variable Compensation - Profit Sharing
2009	Board of	Fiscal	Statutory
	Directors	Council	Board*
Number of Members**	23.5	10.0	4.6
Minimum Amount Estimated	-	-	-
Maximum Amount Estimated	-	-	5,409.6
Estimated value if the targets are met	-	-	1,803.2
Value recognized in income (in R$ thousand)	-	-	3,500.0

* As mentioned in item 13.1 f, the variable remuneration of the statutory board of the Contax was fully supported by its subsidiary, Contax, so theexpense was recognized in the subsidiary above.

** The number of members of each body corresponds to the average annual number of members from each organ calculated monthly.

Expected compensation for 2010:

Variable Compensation - Profit Sharing

2010	Board of	Fiscal	Statutory
	Directors	Council	Board*
Number of Members**	24.0	10.0	5.0
Minimum Amount Estimated	-	-	-
Maximum Amount Estimated	-	-	6,228.6
Estimated value if the targets are met	-	-	2,076.2
Estimated value to be recognized in income (in R$ thousand)***	-	-	-

* As mentioned in item 13.1 f, the variable remuneration of the statutory board of the Contax is currently fully supported by its subsidiary, Contax,so the above planned spending will eventually be recognized in thesubsidiary.

** The number of members of each body corresponds to the average annual number of members from each organ calculated monthly.

*** The variable remuneration depends on the result achieved by the Company in the year, and thus we can not predict the expenditure for theyear 2010.

The variable compensation depends on the result achieved by the Company in the year, and thus, we cannot predict the expenditure for the 2010 fiscal year.

13.4 As regards to the stock-based compensation plan of the Board of Directors and Statutory Executive Officers, effective last year and estimated for the current year:

  General terms and conditions

The Company’s Stock Option Plan is provided in the bylaws of the Company and was approved at the General Shareholder’s Meeting of Contax Participações of April 16, 2007 ("Plan").

The Plan is managed by the Board of Directors or, at the option of the latter, by a committee composed of 3 (three) members of the Board, with at least one of them, necessarily, an effective member of the Board.

The Board of Directors or the Committee, as appropriate, shall establish periodically, Stock Option Plans (the "Plans"), which will define the beneficiaries, the total number of Company shares awarded, the division of grants in batches, if necessary, the exercise price, the deadlines for exercising the option, any restrictions on shares received by the option exercised and provisions on penalties.

The Board of Directors or the Committee, as the case may be, can add new recipients to existing programs, determining the number of shares that the Beneficiary will be entitled to purchase and adjusting the Exercise Price.

Are eligible to participate in the Plan, executive officers and managerial level employees of the Company and subsidiaries (the "Beneficiaries").

  Main objectives of the plan

The Plan has the goal of attracting executives to the Company or its subsidiaries, to retain them and get a better alignment of interests from the Company's executives with the interests of shareholders, as well as, a join share of the capital market risks.

  Plan’s contribution to these purposes

Considering that most of the options are available for exercise and alienation in the medium and long term, the Beneficiaries of the plan are strongly encouraged to remain in the Company for a longer term, seeking more sustainable and long term results.

  How the plan is included in the issuer’s compensation policy

As explained in Section 13.1b, the plan is an integral representative part within the total compensation package of the beneficiaries.

  How the plan aligns the interests of the executive officers and the issuer in the short, medium and long terms

The plan aligns the interests of the Beneficiaries and the issuer to the extent that the gain obtained by the Beneficiaries is directly proportional to the market price of the shares in effect at the time of the sale of the shares, obtained through the Plan, by the Beneficiaries. This serves as a strong stimulus for management practices that results in better outcomes in the short, medium and long term and that will contribute to the increase in value of the Company’s stock over time.

  Maximum number of shares

Under the current plan approved at the General Shareholder’s Meeting of April 16, 2007, the granting of options should always respect the ceiling of 5% (five percent) of the total shares of the Company's capital stock, considering in total, the dilution effect arising from the exercise of all options granted.

  Maximum number of options to be granted

The first Stock Option Plan program and its respective regulations approved by the Stock Option Plan Management Committee in June 20, 2007, established a corresponding total amount, at that date, of 1.9% of the capital stock of the Company.

  Conditions for the acquisition of shares

The first Stock Option Plan program provides that options may be exercised by the beneficiary in 4 (four) equal annual increments, each equivalent to 25% of the total option grant (the "Annual Lots"), in consecutive periods of 1 year, starting from the grace period of the Option of the respective lot.

  Criteria for establishing the price of acquisition or exercise

On June 20, 2007, the first Stock Option Plan established that the exercise price for the 4 (four) Annual Lots would be corresponding to the average value of the shares over the last 30 trading sessions of the Stock Exchange (BOVESPA) preceding the date of the option grant (April 16, 2007), which was applied, as authorized by the plan, a discount of 15%. This figure was R$ 12.80 (adjusted value according to the reverse split and split of the period) would be updated by the IGP-M (General Price Index - Market) until the date of each respective exercise.

Due to drastic changes in market conditions that occurred in 2008 and to maintain the attractiveness of the plan for the Beneficiaries, it was decided on the 2nd Meeting of the Stock Option Plan Management Committee, which occurred on September 3rd, 2009, to set the exercise price of the 2nd, 3rd and 4th Annual lots to R$ 11.25 (value adjusted according to the events of reverse split and split), and that the value would be corrected by the IPCA to date of each respective exercise.

  Criteria for determination of the exercise period:

Each Annual Lot may be exercised wholly or partly until October 1st, 2014, counted from the date on which each Annual Lot may be exercised in accordance with defined conditions explained in item 13.4 l. After the expiry of that period, the beneficiary loses the right to exercise the option with respect to each Annual Lot.

  Liquidation method

In cash and up to 15 days after the date of the exercise of the options.

  Restriction to the transfer of shares

The unavailability period during which shares acquired through the Plan may not be sold or otherwise transferred to third parties, is set at 1 (one) year from the date on which the expiration of their Initial Grace Period of the respective Annual Lot Option.

  Criteria and events which, upon verification, will cause the plan to be suspended, changed or terminated

In the event of destitution or dismissal of the Beneficiary, which constituted just cause according to labor legislation, all unexercised options expire without indemnity, whether the grace periods have expired or not. The restricted period for the disposal of shares remain in effect as provided in the Plan, as defined in item 13.4 1.

In the event of destitution or dismissal without just cause, resignation or retirement of the Beneficiary, the following will be observed: a) options whose initial grace period have not yet elapsed will expire without compensation, b) options whose initial grace periods have already expired may be exercised within 90 (ninety) days from the event that lead to the termination of employment or until the expiration of the deadline for it to exercise the option, if the deadline expires in less than 90 (ninety) days; c) the restricted period for the disposal of Shares referred to in item 13.4 l, remain in force.

If the Beneficiary dies or becomes permanently disabled for the exercise of its function in the Company, rights under the option shall extend to their heirs and successors, and the options may be exercised, whether or not their original grace period have elapsed, for a period of 5 (five) years from the date of death or permanent disability. The option may be exercised in whole or in part with cash payment, sharing among the heirs and successors the right to shares, according to the testamentary disposition or as set forth in its inventory. The Shares to be exercised by the heirs or successors of the Beneficiary will be free and clear for sale at any time.

In the event of a dissolution, transformation, merger, consolidation, division or reorganization of the Company, in which the Company is not the remaining company, the Plan will end and any option previously granted will terminate, except that in connection with such transaction (and when appropriate), (i) the Board of Directors or the Committee, as appropriate, approve the anticipation of the deadline for exercising the remaining options of the Plan in effect, or (ii) establish in writing the permanence of the Plan and replacement of options previously granted by new options, assuming the successor company or its affiliate or its subsidiary, the appropriate adjustments in the number and price of shares, in which case the Plan then continues as planned.

  Effects in connection with the removal of the director from the bodies of the issuer as regards to the rights set forth in the stock based compensation

In the event of destitution or dismissal of the Beneficiary, which constituted just cause according to labor legislation, all unexercised options expire without indemnity, whether the grace periods have expired or not. The restricted period for the disposal of shares remain in effect as provided in the Plan, as defined in item 13.4 1.

In the event of destitution or dismissal without just cause, resignation or retirement of the Beneficiary, the following will be observed: a) options whose initial grace period have not yet elapsed will expire without compensation, b) options whose initial grace periods have already expired may be exercised within 90 (ninety) days from the event that lead to the termination of employment or until the expiration of the deadline for it to exercise the option, if the deadline expires in less than 90 (ninety) days; c) the restricted period for the disposal of Shares referred to in item 13.4 l, remain in force.

13.5. Shares or shares directly or indirectly held in Brazil or abroad and other marketable securities convertible into shares or shares, issued by the Company, its direct or indirect controllers, companies controlled or under common control, by members of the Board of Directors, Executive Officers or Fiscal Council, gathered by body, on the termination date of the last year:

	Shares held directly		Shares held indirectly
Group and related persons	Common	Preferred	Common	Preferred
Controller	14,564,800	3,319,800	-	-
Board of Directors	12,124	13,400	-	-
Fiscal Council	-	4	-	-
Statutory Board	35,932	-	-	-
Position on 12/31/2009
Updated figures take into account the reverse split and split occurred on 01/15/2010 as the Extraordinary Shareholder's Meeting of 11/13/2009.

13.6. As regards to the stock based compensation recognized in the statement of the income for the last three years and the estimated stock based compensation for the current year of the Board of Directors and of the Statutory Executive Officers:

Organ	Date of Grant	Deadline for the options to became exercisable	Number of Members	Number of Options Granted	Maximum term for Exercise of Options	Period of Restriction on Transfer of Shares	Average exercise price (R$)	Fair Value of Options

Statutory Board	Options Granted on 04/16/2007	4/16/2007	1	250,000	10/1/2014	4/16/2008	12,8¹	3.53
		10/1/2007	3	350,000	10/1/2014	10/1/2008	12,8¹	3.53
		10/1/2008	3	350,000	10/1/2014	10/1/2009	11,25²	9.33
		10/1/2009	3	350,000	10/1/2014	10/1/2010	11,25²	9.33

Total / Média				1,300,000			11.97	6.65

Updated figures take into account the reverse split and split occurred on 01/15/2010 as the EGM of 11/13/2009.
¹ Average prices are fixed for the exercise by the IPCA to the date of exercise.
² Average prices of the year are adjusted by IGP-M until the exercise date.

No options were exercised, expired or lost by the Directors in the last fiscal year.

If all options granted but not exercised are exercised in full, the maximum percentage of dilution is 2.26%.

13.7. As regards to the outstanding options of the Board of Directors and of the Statutory Executive Officers at the end of the last year, prepare the table with the following contents:

Organ	Date of Grant	Deadline for the options to became exercisable	Number of Members	Number of Options Granted	Maximum term for Exercise of Options	Period of Restriction on Transfer of Shares	Average exercise price (R$)	Fair Value of Options
Statutory Board	Options Granted on 04/16/2007	10/1/2010	2	100,000	10/1/2014	10/1/2011	11,25²	9.33
Total / Média				100,000			11.25	9.33

Updated figures take into account the reverse split and split occurred in 01/15/20100.
² Average prices of the year are adjusted by IGP-M until the exercise date.

13.8. As regards to the options exercised and shares delivered related to the stock based compensation of the Board of Directors and of the Statutory Executive Officers for the last three years, prepare the table with the following contents:

There was no exercise of options in 2009.

13.9. Necessary information to understand the information disclosed in items 13.6 to 13.8 (including the pricing method of the value of shares and options)

  Pricing model:

Black and Scholes.

  Information and assumptions used in the pricing model, including the average weighted price of the shares, exercise price, estimated volatility, option useful life, estimated dividends and risk-free interest rate:

	1º Lot	Balancing the 2º,
		3º and 4º Lots
Exercise Price (R$)	12.80	11.25
Market Price (R$)	16.00	19.75
Fair Value of Options (R$)	3.53	9.33
Volatility of stock price	19.64%	17.59%
Free rate of return risk	11.08%	11.07%
Yield rate of shares (Dividend Yield)	1.40%	1.50%
  Method adopted and assumptions assumed to consider the estimated advanced effects for the year:

Not applicable for the Company.

  Determination of the estimated volatility:

We calculate the volatility of the sector on the granting date and we expect that such volatility will remain stable.

  If any other characteristic of the option was considered in the measurement of the fair value:

Not applicable for the Company.

13.10 As regards to the effective pension plans granted to the members of the Board of Directors and Statutory Executive Officers, include the following information in the table:

There is no pension plan in effect for the Board of Directors or Statutory Executive Officers.

13.11. In a table format, indicate, for the last three years, regarding the Board of Directors, Statutory Executive Officers and Fiscal Council, the following:

The effectiveness of this item is suspended in relation to members of IBEF - Brazilian Institute of Finance Executives, and, consequently, to companies which they are related, due to an injunction upheld by the 5th Federal Court of the Judiciary Section of Rio de Janeiro, under law action n. 2010.5101002888-5 filed by IBEF.

13.12. Agreements, insurance policies and other instruments which structured the compensation systems or indemnities on behalf of the directors and executive officers in the event of removal or retirement (including the financial effects against the Company)

Not applicable for the Company.

13.13. Percentage of the total compensation of each body recognized in the Company’s statement of income related to the members of the Board of Directors, Executive Officers or members of the Fiscal Council, which are related to the direct or indirect controllers, as set forth in the accounting rules on the matter:

2010	Board of	Fiscal	Statutory
	Directors	Council	Board*
Total Compensation (R$ thousand)	1,074.3	113.4	9,995.0
Related Parties to the Controller (R$ thousand)	984.7	68.0	-
Participation (%)	92%	60%	0%

* As explained in item 13.2, the only stock-based compensation is recognized Statutory Board of the Contax. The fixed and variable remuneration, as definedabove, is fully supported by subsidiary Contax.

13.14 Values recognized in the statement of income of the issuer as compensation to the members of the Board of Directors, Executive Officers or Fiscal Council,

gathered by body, by any reason other than the title exercised, such as commissions and consulting or advisory services rendered:

Not applicable for the Company.

13.15. Amounts recognized in the statement of income of direct or indirect controllers, companies under common control and subsidiaries of the issuer, as compensation of the members of the Board of Directors, Executive Officers or Fiscal Council of the issuer, gathered by body, including the reason why such marketable securities were attributed to such persons:

Not applicable for the Company.

13.16. Provide other information deemed relevant by the issuer:

All relevant and applicable information on this item was disclosed in the items above.

14.              Human Resources

14.1.    Describe the Issuer’s human resources, supplying the following information:

a.    Number of employees (total, by groups based on the activity performed and by geographic location):

		Category of Activity
	Number of	Area Support /		Operational
Period	Employees	Administrative		Activity
		Qtdy.	%	Qtdy.	%
2007	61,397	3,730	6.1%	57,667	93.9%
2008	74,499	5,034	6.8%	69,465	93.2%
2009	78,200	6,360	8.1%	71,840	91.9%

	Period
Number of Employees by geographic location

	2009	2008	2007
Rio de Janeiro / RJ	15,126	16,967	14,059
Niterói /RJ	4,681	4,966	4,139
São Paulo / SP	19,167	18,375	16,534
Salvador / BA	8,230	7,761	6,499
Recife / PE	7,205	5,315	3,477
Fortaleza / CE	6,838	7,447	6,282
Belo Horizonte / MG	11,706	11,641	9,312
Porto Alegre / RS	4,646	2,027	1,004
Brasília / DF	512	-	91
Florianópolis / SC	89	-	-
Total	78,200	74,499	61,397

On March 31, 2010, the Company had 79,393 employees.

b.   Number of outsourced employees (total, by groups based on the activity performed and by geographic location):

Not applicable.

c.    Turnover rate:

Turnover Index of the
Company
Período	(monthly average)
2007	5.0%
2008	5.3%
2009	5.4%

Until March 31, 2010, the average monthly turnover rate of the Company was 5.6%.

d.   Company's exposure to liabilities and labour contingencies:

	Fiscal year ended December 31,
	2009	2008	2007
	(in R$ thousand)
Labour
contingencies
Probable	48,362	51,651	38,955
Possible	456,556	307,049	456,557
Total	504,918	358,700	495,512

On March 31, 2010, the Company had accrued R$ 51,454 thousand for labour.

The Company continually evaluates the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions which may impact our estimates, which could have a material impact on our results of operations and shareholders' equity. While management believes that the current provisions for contingencies are adequate, there can be no assurance that these factors will not change in the future.

The labor claims primarily relate to the wage claims of compensation, damages and unpaid overtime wages, and the rest relate to several other factors (eg, accidents and benefits, among others).

More information is available on items 4.3 to 4.7 of this Reference Form.

14.2.    Comment on any relevant change having occurred with respect to the figures disclosed in item14.1 above

In September 2009, the Company performed a review of the analytical basis of all processes related to labor claims, which resulted in a reversal of a provision in liabilities amounting to R $ 11,799, R$ 7,558 from the account "Loans Receivable "with Telemar Norte Leste S.A. and R$ 4,241 in income.

The civil contingencies brought against the Company by employees and former employees hired by her in the course of their operations totaled R $ 40,407 in December 2009.

According to the contract for services executed between the Company and Oi Fixa , it was decided that labour claims, caused by migration of labour contracts are the responsibility of that company, whose amount was recorded in respect of "Receivables". The amount of the liability concerning labour contingency with Oi Fixa, in December, 2009, was R$ 7,955.

14.3.    Describe the Issuer’s employee compensation policies, explaining:

a.    Wage and variable compensation policy

Career opportunities and salaries

The advancement and remuneration policy of the Company were structured according to the Hay methodology and take into account the training of employees and their ability to solve problems and take responsibility. The main objective of the plan is to ensure internal equity, attract and retain qualified professionals. The remuneration policy of Contax aims to establish a consistent wage to their employees in accordance with the responsibilities relevant to the position and market practices, always in a manner consistent with the policies of the Company's administration costs.

Profit sharing plan

Contax negotiates the annual profit sharing program with the unions represented by two federations, which are: Fenattel - National Federation of Workers in telecommunications companies and the Fittel - Interstate Federation of Telecommunications Workers, unions representing respectively the SP / RJ / PE / EC and MG / RS / BA.

The objective of this program is to strengthen the partnership between the employee and the company, recognizing the individual and team effort in building the result and also stimulate the interest of employees in management and business destinations.

This program follows all legal requirements set forth in Article 7, Paragraph XI of the Constitution of 1988 and Law No. 10.101/2000.

Stock Option

There is no plan option to purchase shares on behalf of their employees. However, there is a purchase option plan of action that benefits the few directors of the Company.

Information regarding stock option plans of actions are detailed in item 13.4.

b.   Benefits policy

Medical, dental and employee assistance benefits

The Company has a policy that aims to provide benefits to their employees health care programs, dental insurance, group life, food and other aid, which added to make the salary compensation package competitive and attractive market.

The costs of these benefits are shared by employees and the Company.

Education and training

The Company contributes to the professional qualifications of their employees by offering training to develop organizational and technical capabilities. In 2009 the Company carried 7.2 million hours of training. Some internal programs were created for the professional development of its employees, such as:

•         Programa Crescer: Provides access to the Advanced Course for operators, supervisors, instructors and mentors, focusing on vocational Contact Center, which lasted two years and recognition as a degree course by the MEC;

•         Programa Evoluir: Train / guide operations supervisors to lead the development of routine management of their operators, according to the standards.

•         Programa Degrau: Select attendants internally, Back Office, monitors and auxiliary operation with leadership and empower them in the role of supervisor, for training of the talent pool that will meet future job openings. The periodicity of the program is six months.

14.4.    Describe the relations between the Issuer and unions

Relations between the Company and its employees' unions

On December 31, 2009, the Company's employees were represented by a collective bargaining agreement, by trade unions affiliated to the National Federation of Telecommunications Workers - Fenattel or Interstate Federation of Telecommunications Workers - Fittel. The Company negotiates collective bargaining separately for each state of Brazil.

New collective labor agreements are negotiated every year with the local union. These negotiations are conducted under the supervision and guidance of the Company, on the one hand, and Fenattel (RJ, EP, SP and CE) or Fittel (BA, MG, DF and ES), on the other side. All collective agreements are duly signed and approved by the Company and the unions representing their category and are in full force as the base date of the class, respectively in January and May.

There was never a workers strike in the company that had a material effect on its operations.

15.              Control

15.1     Identify the controlling shareholders or group of shareholders, indicating with respect to each of them: a) name; b) nationality; c) Individual Taxpayer’s Registry Number (“CPF”)/Legal Entity Taxpayer’s Registry Number (“CNPJ”); d) number of shares held, per class and type; e) percentage held with respect to the related class or type; f) percentage held with respect to total capital; g) whether they participate in the shareholders’ agreement

			Qty. and Percentage of shares held in relation to each
Group Controller			type (in thousand)
Name	Nationality	CNPJ	ON	%	PN	%	Total	%
CTX Participações S.A.	Brazilian	09.601.322/0001-60	15,218	65.91%	3,881	10.58%	19,098	31.95%
Total shares of the Company	-	-	23,090	100%	36,681	100%	59,771	100%

Controlling Shareholders of CTX Participações S.A.:

1) AG TELECOM Participações S.A., corporation incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n° 03.260.334/0001-92, holder of 352,730,588 common shares, representing 11.413% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

2) LUXEMBURGO Participações S.A., corporation incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n° 04.989.739/0001-29, holder of 352,730,588 common shares, representing 11.413% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

3) LF TEL S.A., corporation incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n°  02.390.206/0001-09, holder of 705,461,176 common shares, representing 22.826% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

4) Fundação Atlântico de Seguridade Social – FASS, closed private pension entity, incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n°  007.110.214/0001-60, holder of 314,569,803 common shares, representing 10.178% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

5) BNDES Participações S.A, corporation incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n° 00.383.281/0001-09, holder of 859,225,278 common shares, representing 27.801% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

6) Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, closed private pension entity, incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n° 33.754.482/0001-24, holder of 354,506,323 common shares, representing 11.470% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

7) Fundação dos Economiarios Federais – FUNCEF, closed private pension entity, incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n° 00.436.923/0001-90, holder of 76,394,694 common shares, representing 2.472% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

8) Fundação PETROBRAS de Seguridade Social – PETROS, closed private pension entity, incorporated under the laws of Brazil, enrolled under corporate tax payer’s (CNPJ/MF) n° 42.465.310/0001-21, holder of 74,992,540 common shares, representing 2.426% common shares and share capital of CTX Participações S.A. (Participates in two of the Shareholders Agreements referred to in section 15.5 of this Form)

15.1 (i) Last modification date of the Company's control group  (CTX Participações S.A.): 07/03/2009 – Restructuring of the shareholder Fiago Participações S.A. (for details see item 8.3 of Form V)

15.1 (h) If the shareholder is a legal entity, a list containing the information specified in subparagraphs "a" through "d" about their direct and indirect controllers, even the drivers who are natural persons, even if such information is treated as confidential by virtue of legal business or by the laws of the country in which they are established or resident partner or controller:

Opening of the Corporate Structure:

I) Corporate Structure of AG Telecom Participações S.A.:

ANDRADE GUTIERREZ Telecomunicações LTDA., limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 71.057.921/0001-39, holder of 340,637,819 common shares, representing 100% of the social capital of AG Telecom Participações S.A.

I.1) Corporate Structure of ANDRADE GUTIERREZ Telecomunicações LTDA:

ANDRADE GUTIERREZ TELECOMUNICAÇÕES E PARTICIPAÇÕES S.A. corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 11.616.840/0001-08, holder of 339,392,383 shares, representing 99.99% of the social capital of ANDRADE GUTIERREZ TELECOMUNICAÇÕES LTDA.

I.2) Corporate Structure of ANDRADE GUTIERREZ TELECOMUNICAÇÕES E PARTICIPAÇÕES S.A.:

(wholly owned subsidiary of Andrade Gutierrez S.A. formed in 12/31/2009)

ANDRADE GUTIERREZ S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number sob o n° 17.262.197/0001-30, holder of 100,540,782 common shares and 201,081,572 preferred shares, representing 100% of the social capital of ANDRADE GUTIERREZ TELECOMUNICAÇÕES E PARTICIPAÇÕES S.A.

I.3) Corporate Structure of ANDRADE GUTIERREZ S.A.:

ADMINISTRADORA SANTO ESTEVÃO S.A. corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 27.157.783/0001-78, holder of 238,663,825 common shares and 477,336,173 preferred shares, representing 33.33% of the social capital of ANDRADE GUTIERREZ S.A.

ADMINISTRADORA SANT’ANA LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 16.741.134/0001-01, holder of 238,663,825 common shares and 477,336,173 preferred shares, representing 33.33% of the social capital of ANDRADE GUTIERREZ S.A.

- ADMINISTRADORA SÃO MIGUEL LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 19.135.623/0001-08, holder of 238,663,825 common shares and 477,336,173 preferred shares, representing 33.33% of the social capital of ANDRADE GUTIERREZ S.A.

I.4) Corporate Structure of ADMINISTRADORA SANTO ESTEVÃO S.A.:

SÉRGIO LINS ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  235.755.577-72, holder of 4,986,587 common shares, representing 99.72% of the social capital of ADMINISTRADORA SANTO ESTEVÃO S.A.

YARA SANCHES DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 055.697.107-87, holder of 13,776 common shares, representing 0.28% of the social capital of ADMINISTRADORA SANTO ESTEVÃO S.A.

I.5) Corporate Structure of ADMINISTRADORA SANT’ANA LTDA.:

ÂNGELA GUTIERREZ, enrolled under taxpayers’ number (CPF/MF) 222.329.906-72, holder of 99,998 shares, representing 33.34% of the social capital of ADMINISTRADORA SANT’ANA LTDA.

CRISTIANA GUTIERREZ, enrolled under taxpayers’ number (CPF/MF) 436.097.836-72, holder of 99,998 shares, representing 33.34% of the social capital of ADMINISTRADORA SANT’ANA LTDA.

Estate of ROBERTO GUTIERREZ, brazilian, holder of 99,970 common shares, representing 33.32% of the social capital of ADMINISTRADORA SANT’ANA LTDA.

I.6) Corporate Structure of SÃO MIGUEL LTDA.:

GUVIDALA PARTICIPAÇÕES LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.154.488/0001-50, holder of 1,497,200 shares, representing 7.88% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

TRAVESSIA PARTICIPAÇÕES LTDA. limited corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.154.469/0001-24, holder of 1,455,200 shares, representing 7.66% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

CRISTÁLIA PARTICIPAÇÕES LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.147.738/0001-25, holder of 1,431,200 shares, representing 7.54% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

NADJA PARTICIPAÇÕES LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.154.477/0001-70, holder of 1,404,800 shares, representing 7.40% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

ÁGUA BRANCA PARTICIPAÇÕES LTDA. limited corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.151.347/0001-84, holder of 1,392,800 shares, representing 7.33% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

VERDIGRIS PARTICIPAÇÕES LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.149.689/0001-60, holder of 1,372,400 shares, representing 7.23% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

MORROTE PARTICIPAÇÕES LTDA. limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.154.654/0001-19, holder of 1,196,000 shares, representing 6.30% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

PAULO FURTADO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  327.316.986-91, holder of 1,390,800 shares, representing 7.32% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade Furtado and Vera de Andrade.

ÁLVARO FURTADO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  449.005.116-68, holder of 1,376,400 shares, representing 7.25% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade and Vera Furtado de Andrade.

LUCIANA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 510.568.016-20, holder of 1,368,000 shares, representing 7.20% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade and Vera Furtado de Andrade.

LAURA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 420.750.176-20, holder of 1,320,000 shares, representing 6.95% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade and Vera Furtado de Andrade.

HELOISA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 325.305.956-15, holder of 1,320,000 shares, representing 6.95% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade and Vera Furtado de Andrade.

MARÍLIA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 264.910.446-53, holder of 1,261,200 shares, representing 6.64% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade and Vera Furtado de Andrade.

FLÁVIO FURTADO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  124.947.986-04, holder of 1,203,600 shares, representing 6.34% of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA., of which 1,200,000 shares are recorded with lifetime usufruct in favor of Gabriel Donato de Andrade and Vera Furtado de Andrade.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 200 shares, representing 0,00%(*) of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

VERA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 538.598.206-72, holder of 200 shares, representing 0,00%(*) of the social capital of ADMINISTRADORA SÃO MIGUEL LTDA.

(*)The shareholders Donato Gabriel de Andrade and Vera Furtado de Andrade have usufruct over 8,400,000 shares, beneficially owned by the other shareholders of the Administradora São Miguel Ltda., what gives them a stake of 44.24% shareholding in the Administradora São Miguel Ltda. It is noteworthy that in calculating this percentage was considered the 400 shares owned by Mr. Gabriel Donato de Andrade and Vera Furtado de Andrade.

I.7) Corporate Structure of GUVIDALA PARTICIPAÇÕES LTDA.:

ÁLVARO FURTADO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  449.005.116-68, holder of 1,497,200 shares, representing 99.99% of the social capital of GUVIDALA PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 1 share, representing 0.01% of the social capital of GUVIDALA PARTICIPAÇÕES LTDA.

I.8) Corporate Structure of TRAVESSIA PARTICIPAÇÕES LTDA.:

PAULO FURTADO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  327.316.986-91, holder of 1,455,200 shares, representing 99.99% of the social capital of TRAVESSIA PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, Estado de Minas Gerais, holder of 1 share, representing 0.01% of the social capital of TRAVESSIA PARTICIPAÇÕES LTDA.

I.9) Corporate Structure of CRISTÁLIA PARTICIPAÇÕES LTDA.:

HELOISA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 325.305.956-15, holder of 1,431,200 shares, representing 99.99% of the social capital of CRISTÁLIA PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 1 share, representing 0.01% of the social capital of CRISTÁLIA PARTICIPAÇÕES LTDA.

I.10) Corporate Structure of NADJA PARTICIPAÇÕES LTDA.:

LUCIANA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 510.568.016-20, holder of 1,404,800 shares, representing 99.99% of the social capital of NADJA PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 1 share, representing 0.01% of the social capital of NADJA PARTICIPAÇÕES LTDA.

I.11) Corporate Structure of ÁGUA BRANCA PARTICIPAÇÕES LTDA.:

LAURA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 420.750.176-20, holder of 1,392,800 shares, representing 99.99% of the social capital of ÁGUA BRANCA PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 1 share, representing 0.01% of the social capital of ÁGUA BRANCA PARTICIPAÇÕES LTDA.

I.12) Corporate Structure of VERDIGRIS PARTICIPAÇÕES LTDA.:

MARÍLIA FURTADO DE ANDRADE, enrolled under taxpayers’ number (CPF/MF) 264.910.446-53, holder of 1,372,400 shares, representing 99.99% of the social capital of VERDIGRIS PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 1 share, representing 0.01% of the social capital of VERDIGRIS PARTICIPAÇÕES LTDA.

I.13) Corporate Structure of MORROTE PARTICIPAÇÕES LTDA.:

FLÁVIO FURTADO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  124.947.986-04, holder of 1,196,000 shares, representing 99.99% of the social capital of MORROTE PARTICIPAÇÕES LTDA.

GABRIEL DONATO DE ANDRADE, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.411.816-20, holder of 1 share, representing 0.01% do capital social MORROTE PARTICIPAÇÕES LTDA.

II) Corporate Structure of LUXEMBURGO PARTICIPAÇÕES S.A.:

AG TELECOM PARTICIPAÇÕES S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number sob o n° 03.260.334/0001-92, holder of 340,613,400 common shares and 340,613,399 preferred shares, representing 100% of the shares of LUXEMBURGO PARTICIPAÇÕES S.A.

III) Corporate Structure of LF TEL S.A.:

LA FONTE TELECOM S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number sob o n° 53.790.218/0001-53, holder of 352,852,659 common shares, representing 100.00% of the common shares and 50.00% of the social capital of LF TEL S.A., as well as, 340,469,223 of the preferred shares, representing 96.49% of the preferred shares and 48.25% of the social capital of LF TEL S.A.

JEREISSATI PARTICIPAÇÕES S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 60.543.816/0001-93, holder of 110,000 preferred shares, representing 0.03% of the preferred shares and 0.02% of the social capital of LF TEL S.A.

III.1) Corporate Structure of LA FONTE TELECOM S.A.:

JEREISSATI PARTICIPAÇÕES S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 60.543.816/0001-93, holder of 269,674,301 common shares, representing 80.10% of the common shares and 49.59% of the social capital of LA FONTE TELECOM S.A., as well as, 161,942,478 preferred shares, representing 78.19% of the preferred shares and 29.78% of the social capital of LA FONTE TELECOM S.A.

PREVI – CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL, private pension entity, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 33.754.482/0001-24, holder of 66,846,109 common shares, representing 19.85% of the common shares and 12.29% of the social capital of LA FONTE TELECOM S.A., as well as, 40,718,059 preferred shares, representing 19.66% of the preferred shares and 7.49% of the social capital of LA FONTE TELECOM S.A.

III.2) Corporate Structure of JEREISSATI PARTICIPAÇÕES S.A.:

SOCIEDADE FIDUCIÁRIA BRAZILIAN SERVIÇOS, NEGÓCIOS E PARTICIPAÇÕES LTDA., limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 00.257.427/0001-70, holder of 118,232,423 common shares, representing 30.64% of the common shares and 12.27% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 164,465,571 preferred shares, representing 28.45% of the preferred shares and 17.10% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

PREVI – CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL, private pension entity, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 33.754.482/0001-24, holder of 50,713,221 common shares, representing 13.14% of the common shares and 5.26% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 126,869,033 preferred shares, representing 21.95% of the preferred shares and 13.16% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

SOUTHMALL HOLDING LTDA., limited company, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 61.224.572/0001-49, holder of 87,612,636 common shares, representing 22.71% of the common shares and 9.09% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 792,000 preferred shares, representing 0.14% of the preferred shares and 0.08% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, private pension entity, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 007.110.214/0001-60, holder of 44,549,576 common shares, representing 11.55% of the common shares and 4.62% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 80,620,065 preferred shares, representing 13.95% of the preferred shares and 8.36% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

JP SUL PARTICIPAÇÕES E REPRESENTAÇÕES COMERCIAIS S.A, corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 53.344.297/0001-79, holder of 39,780,942 common shares, representing 10.31% of the common shares and 4.13% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 2,576,576 preferred shares, representing 0.45% of the preferred shares and 0.27% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

CARLOS FRANCISCO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.365.013-87, holder of 22,796,077 common shares, representing 5.91% of the common shares and 2.36% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 9,326,693 preferred shares, representing 1.61% of the preferred shares and 0.97% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 60.956.638/0001-22, holder of 7,466,202 common shares, representing 1.94% of the common shares and 0.77% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 39,032,322 preferred shares, representing 6.75% of the preferred shares and 4.05% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

FUNDO FATOR DE SINERGIA III FIA - FUNDO DE INVESTIMENTO EM AÇÕES, investment fund, except social security and housing, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.644.055/0001-83, holder of 1,000 common shares, representing 0.0003% of the common shares and 0.0001% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 34,241,400 preferred shares, representing 5.92% of the preferred shares and 3.55% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

FUNDO FATOR DE SINERGIA IV FIA - FUNDO DE INVESTIMENTO EM AÇÕES, investment fund, except social security and housing, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 07.796.185/0001-31, holder of 6,988,600 preferred shares, representing 1.21% of the preferred shares and 0.73% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

The Banco Fator manages the FUNDOS FATOR DE SINERGIA III and IV, which together, are owners of 1,000 common shares, representing 0.0003% of the common shares and 0.0001% of the social capital of JEREISSATI PARTICIPAÇÕES S.A., as well as, 41,230,000 preferred shares, representing 7.13% of the preferred shares and 4.28% of the social capital of JEREISSATI PARTICIPAÇÕES S.A.

III.3) Corporate Structure of SOCIEDADE FIDUCIÁRIA BRAZILIAN SERVIÇOS, NEGÓCIOS E PARTICIPAÇÕES LTDA.:

CARLOS FRANCISCO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.365.013-87, holder of 28,200,579 shares, representing 57.70% of the social capital of SOCIEDADE FIDUCIÁRIA BRAZILIAN SERVIÇOS, NEGÓCIOS E PARTICIPAÇÕES LTDA.

ANWOLD INVESTIMENTOS INC, foreign corporation, incorporated under the laws of the British Virgin Islands, based on Pasea Estate, P.O. Box 3149, Road Town, Tortola, British Virgin Islands, enrolled under taxpayers’ number (CPF/MF)  05.560.090/0001-99, holder of 20,666,589 shares, representing 42.28% of the social capital of SOCIEDADE FIDUCIÁRIA BRAZILIAN SERVIÇOS, NEGÓCIOS E PARTICIPAÇÕES LTDA.

III.4) Corporate Structure of SOUTHMALL HOLDING LTDA.:

DORSET DOWN LLC., foreign corporation, incorporated under the laws of the United States, based on 2711 Centerville Road, Suite 400, City of  Wilmington, 19808, County of New Castle, State of Delaware, Estados Unidos da América, enrolled under taxpayers’ number (CPF/MF) 08.982.762/0001-42, holder of 4,158,134,587 shares, representing 99.99% of the social capital of SOUTHMALL HOLDING LTDA.

III. 5) Corporate Structure of JP SUL PARTICIPAÇÕES and REPRESENTAÇÕES COMERCIAIS S.A.:

JEREISSATI SUL PARTICIPAÇÕES S.A., corporation, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 53.390.035/0001-40, holder of 1,447,880 common shares, representing 94.97% of the social capital of JP SUL PARTICIPAÇÕES E REPRESENTAÇÕES COMERCIAIS S.A.

CARLOS FRANCISCO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.365.013-87, holder of 286,666 common shares, representing 57.33% of the common shares and 19.11% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A., as well as, 213,334 preferred shares, representing 21.33% of the preferred shares and 14.22% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

DIANA JEREISSATI LEGEY, enrolled under taxpayers’ number (CPF/MF) 010.328.603-91, holder of 53,334 common shares, representing 10.67% of the common shares and 3.56% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A., as well as, 196,666 preferred shares, representing 19.67% of the preferred shares and 13.11% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

VERA JEREISSATI SANTOS, enrolled under taxpayers’ number (CPF/MF) 043.131.943-04, holder of 53,333 common shares, representing 10.67% of the common shares and 3.56% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A., as well as, 196,667 preferred shares, representing 19.67% of the preferred shares and 13.11% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

HUGO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  068.961.703-87, holder of 53,333 common shares, representing 10.67% of the common shares e 3.56% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A., as well as, 196,667 preferred shares, representing 19.67% of the preferred shares and 13.11% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

LIA RIBEIRO JEREISSATI, enrolled under taxpayers’ number (CPF/MF) 113.005.073-49, holder of 53,334 common shares, representing 10.67% of the common shares and 3.56% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A., as well as, 196,666 preferred shares, representing 19.67% of the preferred shares and 13.11% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

III.6) Corporate Structure of JEREISSATI SUL PARTICIPAÇÕES S.A.:

CARLOS FRANCISCO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  000.365.013-87, holder of 286,666 common shares, representing 57.33% of the common shares, as well as, 213,334 preferred shares, representing 21.33% of the preferred shares and 33.33% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

DIANA JEREISSATI LEGEY, enrolled under taxpayers’ number (CPF/MF) 010.328.603-91, holder of 53,334 common shares, representing 10.67% of the common shares, as well as, 196,666 preferred shares, representing 19.67% of the preferred shares and 16.67% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

VERA JEREISSATI SANTOS, enrolled under taxpayers’ number (CPF/MF) 043.131.943-04, holder of 53,333 common shares, representing 10.67% of the common shares, as well as, 196,666 preferred shares, representing 19.67% of the preferred shares and 16.67% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

HUGO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  068.961.703-87, holder of 53,333 common shares, representing 10.67% of the common shares, as well as, 196,666 preferred shares, representing 19.67% of the preferred shares and 16.67% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

LIA RIBEIRO JEREISSATI, enrolled under taxpayers’ number (CPF/MF) 113.005.073-49, holder of 53,334 common shares, representing 10.67% of the common shares, as well as, 196,666 preferred shares, representing 19.67% of the preferred shares and 16.67% of the social capital of JEREISSATI SUL PARTICIPAÇÕES S.A.

III.7) Corporate Structure of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A.:

CARLOS FRANCISCO RIBEIRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF) 000.365.013-87, holder of 568,676,758 common shares, representing 74.12% of the common shares and 45.19% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A., as well as, 391,198,413 preferred shares, representing 79.66% of the preferred shares and 31.10% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A.

CARLOS JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  146.626.458-67, holder of 69,282,678 common shares, representing 9.03% of the common shares and 5.51% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A., as well as, 34,853,483 preferred shares, representing 7.10% of the preferred shares and 2.77% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A.

PEDRO JEREISSATI, brazilian, enrolled under taxpayers’ number (CPF/MF)  273.475.308-14, holder of 64,612,719 common shares, representing 8.42% of the common shares and 5.13% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A., as well as, 32,504,204 preferred shares, representing 6.62% of the preferred shares and 2.58% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A.

ERIKA JEREISSATI ZULLO, enrolled under taxpayers’ number (CPF/MF) 135.520.678-25, holder of 64,612,719 common shares, representing 8.42% of the common shares and 5.13% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A. , as well as, 32,504,204 preferred shares, representing 6.62% of the preferred shares and 2.58% of the social capital of ITATINGA SOCIEDADE COMERCIAL, INDUSTRIAL E AGRÍCOLA S.A.

IV) FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL is a closed private pension foundation, incorporated under Brazilian law.

V) BNDES PARTICIPAÇÕES S.A., has with the sole shareholder BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES, incorporated under the laws of Brazil, enrolled under the corporate taxpayer’s I.D. (CNPJ / MF) number 33.657.248/0001-89, holder of 01 common share, representing 100% of the social capital of BNDES PARTICIPAÇÕES S.A.

Structure of the BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES: UNIÃO/TESOURO NACIONAL holder of 6,273,711,452 shares, representing 100% of the social capital of BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES.

VI) PREVI – CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL is a closed private pension foundation, incorporated under Brazilian law.

VII) FUNDAÇÃO DOS ECONOMIARIOS FEDERAIS is a closed private pension foundation, incorporated under Brazilian law.

VIII) FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL is a closed private pension foundation, incorporated under Brazilian law.

15.2     In a table, please present a list containing the information below on shareholders or groups of shareholders that act together or that represent the same interest, with an ownership interest equal toor higher than 5% in the same class or type of shares that are not listed in item 15.1:

a.    Name; b. Nationality; c. CPF/CNPJ; d. Number of shares owned by class and type; e. Percent held in relation to their class or kind or in relation to total capital; f. If it participates in a shareholders agreement; g. Last modification date:

The Company's shareholder position in the table shown below is based on the position held on the date of May 31, 2010.

			Qty. and Percentage of shares held in relation to each
By Investment Fund			type (in thousand)
Name	Nationality	CNPJ	ON	%	PN	%	Total	%
Credit Suisse Hedging Griffo CV S.A.	Brazilian	61.809.182/0001-30	685	2.97%	7,037	19.18%	7,722	12.92%
CSHG Verde Master FIM	Brazilian	07.455.507/0001-89	409	1.77%	3,870	10.55%	4,278	7.16%
Green HG Fund, LLC	Foreign	05.520.773/0001-12	141	0.61%	1,327	3.62%	1,468	2.46%
CSHG Verde Equity Master FIA	Brazilian	08.680.812/0001-37	136	0.59%	1,328	3.62%	1,464	2.45%
CSHG Dividendos FIA	Brazilian	05.586.710/0001-69	-	-	330	0.90%	330	0.55%
CSHG Strategy II Master FIA	Brazilian	09.639.943/0001-33	-	-	101	0.28%	101	0.17%
CSHG Strategy Institucional Master FIA	Brazilian	11.409.482/0001-54	-	-	47	0.13%	47	0.08%
CSHG Valor Dividendos FIA	Brazilian	11.372.045/0001-03	-	-	14	0.04%	14	0.02%
Strategy HG Fund, LLC	Foreign	10.783.995/0001-68	-	-	11	0.03%	11	0.02%
CSHG Veneza FIM C. Privado	Brazilian	08.541.578/0001-67	-	-	8	0.02%	8	0.01%

HSBC Bank Brazil S.A.	Brazilian	01.701.201/0001-89	797	3.45%	5,306	14.47%	6,103	10.21%
The Master TR Bank of Japan as TR F	Foreign	07.900.443/0001-88	138	0.60%	2,868	7.82%	3,006	5.03%
HSBC Global Investment Funds - Brazil	Foreign	10.849.376/0001-29	659	2.85%	1,583	4.32%	2,242	3.75%
HSBC Global Investment Funds - BRIC	Foreign	10.849.378/0001-18	-	-	467	1.27%	467	0.78%
OP-Latin America Fund	Foreign	10.223.442/0001-50	-	-	237	0.64%	237	0.40%
HSBC Global Investment Funds - LA	Foreign	10.849.392/0001-11	-	-	141	0.38%	141	0.24%
HSBC Private Bank World Funds PLC	Foreign	09.254.997/0001-80	-	-	10	0.03%	10	0.02%

Banco Fator S.A.	Brazilian		2,183	9.45%	2,116	5.77%	4,299	7.19%
Fundo Fator Sinergia III - FIA	Brazilian	07.644.055/0001-83	1,433	6.21%	1,491	4.07%	2,925	4.89%
Fundo Fator Sinergia IV - FIA	Brazilian	07.796.185/0001-31	645	2.79%	556	1.52%	1,201	2.01%
Fundo Fator ELO FIA	Brazilian	03.707.396/0001-08	105	0.46%	40	0.11%	146	0.24%
Fator Prisma FIA	Brazilian	11.186.674/0001-49	-	-	28	0.08%	28	0.05%

Eton Park Capital Management, L.P.	American	07.060.040/0001-78	1,314	5.69%	2,513	6.85%	3,827	6.40%
EP Tisdale LLC	American	07.609.526/0001-12	854	3.70%	1,633	4.45%	2,488	4.16%
Eton Park Fund LP	American	07.060.040/0001-78	460	1.99%	880	2.40%	1,340	2.24%

Skopos Administradora de Recursos LTDA	Brazilian	04.368.986/001-08	-	-	2,459	6.70%	2,459	4.11%
Skopos Master FIA	Brazilian	08.532.592/0001-02	-	-	1,588	4.33%	1,588	2.66%
Skopos HG Fund, LLC	Foreign	05.988.098/0001-50	-	-	560	1.53%	560	0.94%
Skopos HG BRK Fund, LLC	Foreign	08.112.936/0001-16	-	-	157	0.43%	157	0.26%
Skopos HG grey City Fund, LLC	Foreign	07.688.402/0001-70	-	-	137	0.37%	137	0.23%
Skopos Cardeal FIA	Brazilian	10.556.878/0001-61	-	-	17	0.05%	17	0.03%
Argucia Capital Gestão de Recursos LTDA	Brazilian	07.221.832/0001-87	128	0.55%	2,050	5.59%	2,178	3.64%
Argucia Income FIA	Brazilian	07.670.115/0001-32	128	0.55%	1,754	4.78%	1,882	3.15%
Sparta FIA	Brazilian	06.134.949/0001-60	-	-	296	0.81%	296	0.49%
Total Shares of the Major Shareholders	-	-	5,107	22.12%	21,480	58.56%	26,587	44.48%
Total shares of the Company	-	-	23,090	100%	36,681	100%	59,771	100%

The Shareholders listed in the table above do not participate in the Shareholders Agreement regarding Contax Participações S.A.

15.3     In a table, please describe the distribution of capital, as determined in the last Annual Shareholders' Meeting:

a.    Number of individual shareholders; b. Number of corporate shareholders; c. Number of institutional investors; d. Number of shares outstanding by class and type:

	Composition Based on GSM of
Description	04/28/2010

a. Number of individual shareholders	690
b. Number of corporate shareholders	341
c. Number of institutional investors	9
d. Number of shares outstanding*, by class:	Common:	7,128,337
	Preferred:	36,664,000

*Shares outstanding in the market are all those of the Company, except shares held by controlling shareholder, by persons connected to him, by their managersand treasury shares.

15.4     Should the issuer wish, please insert a flowchart of the issuer’s shareholders, identifying all direct and indirect parent companies, as well as the shareholders who have an interest equal to or higher than 5% in a class or type of shares, provided that it is compatible with the information presented in items 15.1 and 15.2

15.5     With respect to any shareholders’ agreement filed at the issuer’s head office or to which the parent company is a party that regulates the exercise of the voting right or the transfer of shares issued by the Issuer, please indicate:

a. Parties; b. date of execution; c. term of effectiveness; d. description of the clauses related to the exercise of the voting rights and control; e. description of the clauses related to the appointment of management members; f. description of the clauses related to the transfer of shares and the preemptive right to purchase them; g. description of the clauses that restrict or condition the voting rights of the members of the Board of Directors:

(i) Global Agreement of CTX Participações S.A. Shareholders

a. Parties:

  AG TELECOM PARTICIPAÇÕES S.A. (“AG”),
  Andrade Gutierrez Investimentos em Telecomunicações S.A.,
  L.F TEL., (“L.F. TEL”)
  ASSECA PARTICIPAÇÕES S.A.,
  BNDES PARTICIPAÇÕES S.A. – BNDESPAR,
  FIAGO PARTICIPAÇÕES S.A. e,
  FUNDAÇÃO ATLANTICO DE SEGURIDADE SOCIAL (“FASS”)

As the consenting parties:

  CAIXA DE PREVIDENCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI
  FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF
  FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS e,
  CTX PARTICIPAÇÕES S.A

b. Date of execution

April 25, 2008.

c. Term of effectiveness

The Agreement shall be in force for 40 years from the date of signature (on 25 April 2008) until April 2048 and may be extended for successive periods of 10 years, by decision of the Shareholders, taken at least six (6) months of the end of each period of validity.

d. Description of the clauses relating to the exercise of voting rights and control power

The parties to the Comprehensive Agreement of Shareholders of CTX Participações SA agreed to make use of direct voting relevant to their Affected Shares to exact compliance with the Agreement, prohibited any further agreements of the parties to vote with the exception of the Shareholders Agreement Group Control of CTX Participações SA, which reads the notice of Parties. Shares Affected by the agreement include the Company's. The parties to the agreement have exercised their voting rights in accordance with the guidelines set forth in the Preliminary Meetings provided for in item (g) immediately below.

In the event that either party or its controlling shareholder in the bankruptcy proceeding, judicial or extrajudicial, bankruptcy, receivership or extra judicial intervention by the public suffers, or has dissolved, all such Affected Shares held by such Party remain subject to all terms and conditions of the Shareholders Agreement, it being understood, however, suspended the exercise of their voting rights in the Preliminary General Meetings as the event that caused the suspension lasts.

e. Description of the clauses relating to the appointment of administrators

The Global Agreement of CTX Participações SA's Shareholders provides that it is assured to the parties belonging to the Control Group CTX Participações SA, together, the right to nominate to the Board of Directors of the Company, the majority of its members, as well as most Members of the Board of Directors of the Subsidiaries.

Each party to the agreement of shareholders will be entitled to elect one (1) and an alternate member of the board of directors of the Company and its Subsidiaries, at

8% (eight percent) of the shares entitled to vote who holds Capital of the Company and the Board of Directors of the Subsidiaries.

The process of nominating people to fill the posts of Chief Executive Officers of Subsidiaries shall be conducted by the Committee for Selection of CEOs, and the nominees must be approved in the Preliminary General Meeting of shareholders representing at least two thirds of the Shares.

The committee specifically designed to drive the selection process, under the Rules of Procedure, will consist of three (3) members, one representative appointed jointly by the parties BNDESPAR and FIAGO (and PREVI, PETROS, FUNCEF, since acceded to this Agreement) and the other 2 (two) representatives appointed by the Parties AG, L.F. TEL and FASS. The Committee shall, by majority vote, the name of one of candidates for approval by the Parties in the Preliminary General Meeting.

            The Directors of Contax Participações S.A. will be appointed by the President of Contax Participações S.A. and directors of other subsidiaries, shall be nominated by the President of Contax Participações S.A. in conjunction with the CEO of the subsidiary in question.

f. Description of the clauses concerning the transfer of shares and the preference for buying them.

The Global Agreement of Shareholders of CTX Participações has only prediction rules for transfers of shares of CTX Participações S.A., so this item "f" does not apply to the Company.

g. Description of the clauses restricting or binding the voting rights of members of the board.

The Parties shall meet prior to any General Meeting or Meeting of the Board. Preliminary General Meetings, each Affected Share will be entitled to 1 (one) vote and decisions shall be recorded in writing and shall bind the votes of all parties in the respective Shareholders, given also that the Parties undertake to to have their representatives in the meetings of the Board of Directors, vote in accordance with the Preliminary General Meeting decided on and take forward its implementation.

Preliminary General Meeting on matters of competence of the Shareholders and the Boards of Directors of the Company and its subsidiaries, which are not subject to special quorums, will be decided by a vote of representatives of 50% (fifty percent) plus one of the Affected Shares, computed as the above Clause.

The matters described below, before being submitted to the Boards of Directors or General Meetings of the Company and its Subsidiaries are, necessarily, deliberated on the Preliminary General Meeting and shall be approved by the affirmative vote of shareholders, through their representatives, they reach the respective percentage as defined in subparagraphs below, computed pursuant to Clause 3.1. above:

1 - 66.67% of the Affected Shares:

(i) any amendment to the bylaws of the Company or its Subsidiaries, subject to the statutory matters listed in items II and III of this clause, which stipulated there observe the quorums;

(ii) approval of contracts of any nature, which in their aggregate value, involve obligations in an amount exceeding 10.000.000.00 (ten million dollars) and which are not covered in the annual budget;

(iii) any individual transaction between the Company and its Subsidiaries on the one hand, and its Shareholders and any Related Parties, on the other hand, in an amount exceeding U.S. $ 2,000,000.00 (two million reais);

(iv) any contract between the Company and Telemar Norte Leste SA, or any other Subsidiary, regardless of the amount involved in the operation;

(v) approval of policy for the donation of goods and resources;

(vi) annual investments of any kind which are not covered in their budgets, on projects that exceed, either individually or cumulatively, the amount of $ 10,000,000.00 (ten million reais);

(vii) approval of the names of the CEO of Contax Participações SA and any other subsidiary designated by the Committee for Selection of CEOs and the approval of the executive search firms listed by the Committee for Selection of CEOs;

(viii) capital increase or issuance of convertible securities which has the aim to obtain resources toward the acquisition of companies, and

(ix) creation of subsidiary or acquiring control of other companies as well as authorization for any type of association or shareholders' agreements.

II - 70% of the Affected Shares:

(i) approving and amending the annual budget and multiyear investment plans of the Company and its subsidiaries, including Directors' remuneration policy;

(ii) or multi-annual investment of any kind which are not covered in their budgets on projects which exceed, individually or cumulatively, amount equivalent to 5% (five percent) of the approved budget for investment, considering the value of the Company and its Subsidiaries;

(iii) capital increase, capital reduction or issue any securities, except in the case referred to in paragraph I (viii) above;

(iv) creation of preferred shares or increase existing class without proportion with the other species and classes:

(v) change in preferences, benefits and conditions of redemption or amortization of one or more classes of preferred shares or creating a new class rnajs favored;

(vi) or any proposal to pay dividends or interest on capital that is less than 25% (twenty five percent) of net income;

(vii) any proposal for creation of reserves, provisions or changes in accounting criteria involving, individually or cumulatively, a variation of net income from Contax in excess of R$ 50.000.000.00 (fifty million reais);

(viii) any proposal for distribution of dividends or interest on amounts distributed in reduction of cash that involves an increase of net debt / EBITDA to value greater than 2.5 under the Shareholders Agreement;

(ix) approval of any loan, financing or grant of any collateral or personal guarantee, individually or collectively, within the period covered by the budget which was in force, in excess of 2% (two percent) of equity;

(x) authorization to the Board to acquire or dispose of fixed assets, rem, guarantee the obligations of third parties, loans, waive their rights, settle or otherwise encumber, property or securities representing less responsibility than 2% (two percent) of equity;

(xi) approval of the proposed acquisition by the Company or Its Subsidiaries of shares of its own issue or the issue of other subsidiaries, which involves an increase of the ratio Net Debt / EBITDA to value greater than 2.5:

(xii) choice of independent auditors; and

(ix) changing the status of the Company or its Subsidiaries arising from matters and resolutions listed in this item ii;

(i) Shareholders Agreement Monitoring Group of CTX Participações S.A.

The Parties:

  AG TELECOM PARTICIPAÇÕES S.A.,
  Andrade Gutierrez Investimentos em Telecomunicações S.A.
  L.F TEL, ASSECA PARTICIPAÇÕES S.A.
  ASSECA PARTICIPAÇÕES S.A. e,
  FUNDAÇÃO ATLANTICO DE SEGURIDADE SOCIAL

As the parties consenting:

  CTX PARTICIPAÇÕES S.A

b. Date of execution

April 25th, 2008.

c. Term of effectiveness

The Agreement shall be in force for 40 years from the date of signature (on 25 April 2008) until April 2048 and may be extended for successive periods of 10 years, by decision of the Shareholders, taken at least six (6) months of the end of each period of validity.

d. Description of the clauses related to the exercise of the voting rights and control

Shareholders of CTX Participações SA agreed to make use of direct voting relevant to their Affected Shares to exact compliance with the Agreement, being forbidden to any of the Shareholders to enter into any other voting agreements, except for the General Shareholders Agreement.

In case any Shareholder or its controlling shareholder in the bankruptcy proceeding, judicial or extrajudicial, bankruptcy, liquidation or otherwise, is under government intervention, or is dissolved, all shares held by such Affected Shareholder shall remain subject to all the terms and conditions of the Shareholders Agreement, it being understood, however, suspended the exercise of their voting rights in the Preliminary General Meetings as the event that caused the suspension provided in this Section, continue

e. Description of the clauses related to the appointment of management members

There are no predictions concerning the appointment of administrators in the Shareholders Agreement of Control Group CTX Participações S.A.

f. Description of the clauses related to the transfer of shares and the preemptive right to purchase them

At the Shareholders Agreement Monitoring Group is expected of CTX Participações rules regarding transfers only to shares of CTX Participações SA, so this item "f" does not apply to the Company.

g. Description of the clauses that restrict or condition the voting rights of the members of the Board of Directors

The Shareholders Agreement Monitoring Group of CTX Participações S.A. does not explicitly address or binding rules that restrict the voting rights of members of the board. These assumptions are addressed in the Global Agreement of Shareholders of CTX Participações S.A.

15.6 Indicate relevant changes in the ownership interests of the Issuer’s control group and management members

On 06/17/2010, BNDESPAR auctioned lots containing shares of Telemar Participações S.A. and CTX Participações S.A., and the FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF and the FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL - PETROS, as purchasers of their lots.

However, the transfer of the two indivisible batches of TmarPART and CTX shares, for the respective bidders, are subject to some steps foreseen in the tender documentation, including: (i) the execution of a purchase and sale in accordance with Annex I; and (ii) the prior consent of the National Telecommunications Agency - Anatel, which must authorize the transfer of shares issued TmarPart for their bidders.

            For more information about the movement among the shareholders of CTX Participações can be found in Item 8.3 - VI. Public Auction of Company's Shares held by BNDES Participações S.A.

15.7     Any other information which the issuer deems relevant:

No further relevant information about this item "15."

16.              Transactions with Related Parties

16.1.    Describe the Issuer’s rules, policies and practices regarding the carrying out of transactions with related parties, as determined by the accounting rules that address this matter:

Transactions with related parties of the Company are always performed with the observance of the price and usual market conditions and therefore do not generate any benefit or detriment to the Company or any other party. Moreover, the operations of the Company, including those contracted with related parties, are always supported by proper analysis prior to its strict conditions and the Company's interest in its realization. In this sense, negotiate individual contracts entered into with related parties, considering its terms in relation to prevailing market conditions and the particularities of each transaction, such as time, values, service quality standards etc.).

When necessary, the procedure for making decisions to conduct transactions with related parties follow the terms of the Corporations Law, which states that the shareholder or director, as appropriate, in general meetings or meetings of directors, abstain from the vote in the deliberations concerning: (i) the valuation report of assets, which contribute to the formation of social capital, (ii) the approval of his accounts as administrator, and (iii) any matters that may benefit you in particular or that his interest conflicts with the Company.

16.2.    Inform, with respect to transactions with related parties that, according to the accounting rules, should be disclosed in the issuer’s individual or consolidated financial statements and that have been entered into in the past three years or that are in effect in the current year:

The values mentioned in this section refer to December 31, 2009:

a. Related Party	Telemar Internet Ltda
b. Relationship with issuer

Telemar and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c. Transaction Date	November 30, 2004
d. Subject matter of the transaction	Provision of contact center services (including telemarketing services to attract more customers, technical support and debt collection services)
e. Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a.Related Party	TNL PCS S.A.
b. Relationship with issuer

TNL PCS and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c.Transaction Date	30 de Novembro de 2004
d. Subject matter of the transaction	Provision of contact center services (including telemarketing services to attract more customers, technical support and debt collection services)
e.Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a.Related Party	Telemar Norte Leste S.A.
b. Relationship with issuer

Telemar Norte Leste and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c.Transaction Date	November 30, 2004
d. Subject matter of the transaction	Provision of contact center services (including telemarketing services to attract more customers, technical support and debt collection services)
e.Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a. Related Party	Paggo Empreendimentos S.A.
b. Relationship with issuer

Paggo and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c. Transaction Date	October 18, 2005
d. Subject matter of the transaction	Provision of contact center services (including telemarketing services to attract more customers, technical support and debt collection services)
e. Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a. Related Party	Paggo Acquirer Gestão de Meios de Pagamentos Ltda
b. Relationship with issuer

Paggo and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c. Transaction Date	October 18, 2005
d. Subject matter of the transaction	Provision of contact center services (including telemarketing services to attract more customers, technical support and debt collection services)
e. Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f.Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a. Related Party	Paggo Administradora de Crédito Ltda
b. Relationship with issuer

Paggo and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c. Transaction Date	October 18, 2005
d. Subject matter of the transaction	Provision of contact center services (including debt collection services, debt collection under 180 days and extrajudicial debt collection in the portfolio of receivables.)
e. Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f.Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a. Related Party	Way TV Belo Horizonte S.A.
b. Relationship with issuer

Way TV and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c. Transaction Date	October 18, 2005
d. Subject matter of the transaction	Provision of contact center services (including debt collection services, debt collection under 180 days and extrajudicial debt collection in the portfolio of receivables.)
e. Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a. Related Party	Brasil Telecom S.A.
b. Relationship with issuer

Brasil Telecom and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c. Transaction Date	August 30, 2006
d. Subject matter of the transaction	Provision of contact center services (including debt collection services, debt collection under 180 days and extrajudicial debt collection in the portfolio of receivables.)
e. Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i.nature and reasons for transaction	Not applicable
ii.interest rate charged	Not applicable

a.Related Party	Brasil Telecom Celular S.A.
b. Relationship with issuer

Brasil Telecom and the Company have shareholders in common, indirectly, since some of the shareholders of CTX Participações are shareholders of Telemar Participações, without having any direct connection in terms of control and/or management between them.

c.Transaction Date	August 30, 2006
d. Subject matter of the transaction	Provision of contact center services (including debt collection services, debt collection under 180 days and extrajudicial debt collection in the portfolio of receivables.)
e.Transaction amount	There is no set amount, the values are calculated monthly, as the services are rendered
f. Existing Balance	Not applicable
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	The duration of the services is up to 5 years, and at the end of their duration, they are renewed automatically for another five years
j. Termination or extinction conditions	Either party may terminate the contract at any time by sending notice in advance of 180 (one hundred and eighty) days from the 5th (fifth) year of the contract
k. Loan or any other Debt:
i. nature and reasons for transaction	Not applicable
ii. interest rate charged	Not applicable

a. Related Party	BNDES
b. Relationship with issuer	BNDES Participações is part of the controlling shareholder, holding 27.8% of the voting capital of CTX Participações S.A., the controlling shareholder of Contax Participações S.A.
c. Transaction Date	August 30, 2007
d. Subject matter of the transaction	Finance the expansion of capacity, modernization of existing facilities, training of personnel, improvement in service quality, productivity and investment in marketing.
e. Transaction amount	R$ 216,514 thousand
f.Existing Balance	R$ 204,591 thousand
g. amount equal to the interest of the related party in the deal, if its possible to measure	Unable to assess
h. Guarantee and insurances	Not applicable
i. Duration	Until September, 2013
j. Termination or extinction conditions

Either party may terminate the contract at any time, in case of breach of any contractual clause, termination of the concession contract, following the other clauses mentioned in the Provisions for Contracts with the BNDES

k. Loan or any other Debt:
i. nature and reasons for transaction	Financing projects that contribute to the development of Brazil by the BNDES
ii. interest rate charged	TJLP + 2% p.y.

16.3.    With respect to each of the transactions or group of transactions mentioned in item 16.2 above that took place in the previous year: (a) identify the measures taken to address conflicts of interest; and (b) show the strictly commutative nature of the agreed-upon conditions or the proper compensatory payment

The approval of related party transactions is also subject to the approval of the decision-making bodies of the Company, pursuant to rules stipulated in the Bylaws of the Company. Accordingly, the Company's operations, especially those who give with related parties, are properly submitted to the Company's decision-making bodies that were subject, under the rules of its charter that sets forth (i) in paragraph XIX of art. 17 and jurisdiction of the Board of Directors approve any individual operation whose value exceeds R$ 10,000,000.00 (ten million reais), between the Company and its subsidiaries, on the one hand, and its shareholders, subsidiaries, affiliated companies, parent or companies under common control with those on the other side. Accordingly, the Company's operations, especially those who give with related parties, are properly submitted to the Company's decision-making bodies that were subject, under the rules of its Bylaws. Moreover, in accordance with the Corporations Act, any shareholder or member of the board is prohibited from voting on a resolution about matters that have conflicting interests with the Company, thus the decision applicable to other members that have no relation to the matter under examination.

The Company asserts that the transactions concluded with related parties are protected by relevant previous evaluations of its terms and conditions and the strict interests of each party to perform, as shown in tables relating to lines of credit and financing in item 16.2 above. To check the commutativity of operations, the Company reviews the financial viability of each operation, comparing with similar transactions in the market. The Company uses comparative methods of analysis, however has no way to prove that the related party transactions would generate other results if they had been held with unrelated parties.

17.              Capital

17.1.    Composition  of the Capital

	Quantity of	a) issued	b) subscribed	c) paid-in	d) deadline for
Type of Shares	Share	capital	capital	capital	payment
Common	23,089,600	Not Applicable*	Not Applicable*	Not Applicable*	Not Applicable
Preferred	36,681,000	Not Applicable*	Not Applicable*	Not Applicable*	Not Applicable
Total	59,770,600	223,873,116	223,873,116	223,873,116	--
* The Company's shares have no par value, and is not therefore possible to determine the share capital issued, subscribed and paid in dollars per class and class of share.

17.2.    Increase in Capital

Increase in Capital in the last three years

Not applicable.

17.3.    Splits, Inplits and Bonus

Reverse Stock Split – 2007:

a) Date	b) number of shares prior to the approval			c) number of shares after the approval
	common	preferred	total	common	preferred	total
11/16/2007	116,495,445	200,638,288	317,133,733	5,824,772	10,031,914	15,856,687

Reverse Stock Split & Split – 2009:

On November 13, 2009, the Board of Directors approved a reverse stock split, with simultaneous split, of the shares, of 50 to 01 share, and then, a 01 share to 200 shares split.

	ON	PN	TOTAL
Before the Reverse Stock Split	5,772,435	9,170,250	14,942,685
Reverse Stock Split 50 to 01	115,448	183,405	298,853
Split 01 to 200	23,089,600	36,681,000	59,770,600
New Shareholder Base since
1/18/2010	23,089,600	36,681,000	59,770,600

17.4.    Decrease in Capital

Not applicable.

17.5.    Other Relevant Information

Not applicable.

18.              Securities

a. Right of dividends

The Company's capital stock is R$ 223,873,116.10 (two hundred twenty-three million, eight hundred seventy-three thousand, one hundred and sixteen reais and ten centavos), divided into 59,770,600 shares, 23,089,600 shares and 36,681,000 preferred shares, all book, registered and without par value, and the bylaws do not provide classes of shares.

According to Article 5, paragraph 3 of the Bylaws of the Company, its guaranteed to the preferred shareholders the priority for repayment in a liquidation of the Company, without premium, and payment of dividends, not cumulative, of (a) 6% (six percent) per annum on the value obtained by dividing the capital subscribed by the number of shares of the Company or (b) 3% (three percent) of the equity of the share, whichever is the greater of (a) and (b).

The bylaws of the Company provides in its Article 29, paragraph two, section "c", the percentage split of dividends, with respect to Law No. 6404/76, where 25% of net profits of the Company must be distributed as dividends, subject to the provisions of paragraph 3 of Article 5.

b. Voting Rights

Each common share is entitled to one vote at a general meeting of the Company.

The preferred shares have no voting rights except in cases specified by law.

c.  Convertibility:

i.   Conditions

The bylaws do not establish rules for the convertibility of the Company's shares in another class and type of action.

ii.  Effects on capital

The Company is authorized to increase its capital up to 500,000,000 (five hundred million) shares, common or preferred, regardless of statutory, by the Board of Directors, which will establish the conditions of issue.

The preferred shares may represent up to 2 / 3 (two thirds) of the total shares issued by the Company in issue can be changed before the proportion between common and preferred shares.

It is noteworthy that under the Corporations Law, the number of preferred shares without voting rights, or subject to restriction on this right may not exceed 50% (fifty percent) of total shares issued.

At the Extraordinary General Meeting on 13 November 2009 approved the reverse stock split of all shares representing the capital of the Company ("Shares") at a ratio of 50 (fifty) shares to 1 (one) share of the same type, and with a simultaneous split all of the Company’s shares at a ratio of 1 (a) share for 200 (two hundred) shares of the same type.

d.  Rights on return of capital

The following rights are guaranteed regarding the repayment of capital to the shares of Company:

Preferred: are ensured priority in repayment in a liquidation of the Company, without premium.

Common: Not have priority in repayment of capital.

e. Right to participatie in a public offer for transfer of control

According to provisions of Law 6404/76, in case of transfer of control of the Company, the purchaser is obligated to make a pubic offering for the common shares of the Company's other shareholders, ensuring that they receive 80% of the amount paid for each share entitled to voting rights in the control block.

f.  Restriction on trading

Pursuant to CVM Instruction 358, no prohibition on the trading of securities of the Company:

(i)            prior to the disclosure to the market of a material event that occurred in the company's business, the trading of the Company’s securities is prohibited by the company itself, by controlling shareholders, direct or indirect, directors, Members of the Board, the Supervisory Board and any bodies with technical or advisory, created by statutory provision, or whoever, by virtue of their function or position in a public company, its parent company, its subsidiaries or affiliates, becomes aware of information relating to the act or fact.

(ii)          The same restriction applies to anyone who has knowledge of information pertaining to the act or fact, knowing that this information not yet disclosed to the market, especially those who have commercial, professional or trust with the company, such as independent auditors, securities analysts, consultants and institutions comprising the distribution system, who must verify compliance with the disclosure of information before trading in securities issued by the company or related thereto.

(iii)        Applies also to directors who depart from the company's management prior to public disclosure of business or event initiated during his administration, and will extend for six months after his removal.

(iv)        Whenever in the course of acquisition or disposal of company shares issued by the company itself, its subsidiaries, affiliates or other companies under common control, or if an option or mandate for the same purpose, and whether there is intent to promote incorporation, total or partial split, merger or reorganization.

(v)          The negotiation by the persons mentioned in the caption within 15 (fifteen) days before the disclosure of quarterly information (ITR) and annual (DFP and IAN) company.

g.         Conditions for changing the rights assured by such securities

The conditions of modification of the rights guaranteed securities, adopted by the Company, following the rules in the Corporations Law, which state that will require approval by shareholders representing half at least of the shares entitled to vote, to deliberate about:

(vi)             Creation of preferred shares or increase of existing class of preferred shares, without proportion with other classes of preferred shares, unless already provided or authorized by the Bylaws of the Company;

(vii)           Changes in preferences, advantages;

(viii)         Terms of redemption or amortization of one or more classes of preferred shares, or creating more favored class; and

(ix)             Reducing the mandatory dividend.

It is noteworthy that under Article 136 of Law, the effectiveness of the approval of amendments referred to in items (i) "and" (ii) "above requires prior approval or ratification, the non-extendable period of one year for holders more than half of each class of preferred shares affected, meeting in an extraordinary meeting convened by the directors and installed with the formalities of the Corporations Law.

h. Other relevant characteristics

Not applicable.

18.2.    Describe, if applicable, the statutory rules that limit the voting rights of significant shareholders or that force them to carry out a public offering

The Bylaws of the Company has no rules restricting voting rights of significant shareholders or obliging them to make a public offer.

18.3.    Describe exceptions and suspension clauses related to equity or political rights provided for in the Bylaws

According to the Company's Bylaws, its up to the General Assembly to suspend the rights of shareholders under the Corporate Laws.

18.4.  In a table format, please give details of the trading volume, and the highest and lowest prices of securities traded on stock exchanges or organized over-the-counter markets in each of the quarters of the past three years:

Common Shares
Period	Qty. Negotiated	Financially Traded Volume	Highest Value	Lowest Value
2007
1st Quarter	2,927,980	138,944	16.00	13.50
2nd Quarter	2,544,260	1,996,164	18.75	14.25
3rd Quarter	1,278,120	130,352	18.50	15.55
4th Quarter	609,560	3,157,624	18.35	15.00

2008
1st Quarter	659,200	42,000	19.00	14.23
2nd Quarter	871,200	5,301	15.12	11.26
3rd Quarter	2,148,000	417,402	14.63	10.69
4th Quarter	1,261,600	39,859	11.25	5.25

2009
1st Quarter	1,004,800	458,653	12.50	9.50
2nd Quarter	1,890,000	499,429	14.97	10.78
3rd Quarter	1,226,800	493,819	22.50	13.50
4th Quarter	422,800	788,194	26.87	20.00

2010
1st Quarter	428,200	67,833	31.99	25.50
2nd Quarter	1,310,200	29,800	32.49	24.00

Information already reflect the reverse split and split of January 15, 2010.
The second quarter of 2010 has as an end date, June 24.

Preferred Shares
Period	Qty. Negotiated	Financially Traded Volume	Highest Value	Lowest Value
2007
1st Quarter	22,474,920	2,778,260	10.40	8.75
2nd Quarter	12,171,620	1,231,911	12.10	9.45
3rd Quarter	10,935,260	467,257	14.25	11.80
4th Quarter	4,026,880	2,070,046	14.15	11.75

2008
1st Quarter	10,399,600	2,176,479	13.25	9.40
2nd Quarter	11,103,600	6,000,858	12.75	8.75
3rd Quarter	11,149,200	992,524	11.73	9.38
4th Quarter	7,038,800	1,617,039	10.50	5.38

2009
1st Quarter	3,580,000	3,362,976	11.74	8.75
2nd Quarter	6,285,600	729,294	14.29	10.02
3rd Quarter	5,614,400	1,866,117	20.45	13.28
4th Quarter	9,224,000	11,558,333	25.00	18.63

2010
1st Quarter	4,990,400	1,834,980	28.14	22.89
2nd Quarter	4,290,800	1,396,827	25.09	19.99

Information already reflect the reverse split and split of January 15, 2010.
The second quarter of 2010 has as an end date, June 24.

18.5.  Describe securities issued other than shares, indicating:

            Not applicable to the Company.

18.6. Indicate the Brazilian markets in which the issuer’s securities are admitted for trading:

            The Company's shares, CTAX3 (common share) and CTAX4 (preferred), are listed on the BOVESPA.

18.7. With respect to each class and type of security admitted for trading in foreign markets, please indicate:

a.    Country: United States.

b.   Market: OTC U.S. through ADSs (American Depositary Shares).

c.    Managing entity of the market in which the securities are admitted for trading: U.S. Securities and Exchange Commission (SEC).

d.   Date of admission of trading: The contract with the depository bank was signed on August 12, 2005.

e.    If applicable, indicate the trading segment: Level I - OTC (Over the Counter).

f.     Start date for listing on the trading segment: The ADSs began trading on 30 August, 2005.

g.    Percentage of trading volume abroad in relation to total trading volume of each class and type in the previous year:

Volume of negotiations of ADSs* in 2009 = 2,681,575

Total Volume of negotiations of PNs** in 2009 = 24,704,000

Percentage = 10.85%

* On the same basis of PNs, that is, the value of the volume of ADSs divided by five.

** Volume already adjusted to the new number of shares after the reverse split and split conducted in January 2010.

h.   if applicable, proportion of deposit certificates issued abroad in relation to each class and type of shares:

After the reverse split and split of shares listed on the Stock Exchange on January 15, 2010, five ADSs (American Depositary Shares) are equivalent to one preferred share.

i.      Depositary Bank: The Bank of New York.

j.     Custodian: Banco Itaú S.A.

18.8. Describe the public offerings for distribution carried out by the Issuer or third parties, includingparent companies and affiliated and subsidiary companies, related to the issuer’s securities:

Not applicable to the Company.

18.9. Describe the public offerings for acquisition carried out by the Issuer related to shares issued by third parties:

Not applicable to the Company.

18.10 Supply other information that the issuer may deem relevant

            All information deemed relevant has been made available in the above items.

19.              Repurchase Plans and Treasury Securities

19.1     With respect to the share repurchase plan, supply the following information:

a.    dates of the resolutions that approved the repurchase plans and with respect to each plan, indicate: i. Number of shares provided for, specifying class and type; ii. Percentage in relation to total outstanding shares, specifying class and type; iii. Repurchase period; iv. Reserves and profits available on repurchase; v. Other relevant characteristics; vi. Number of shares acquired, specifying class and type; vii. Weighed average purchase price, specifying class and type; viii. Percentage of shares purchase in relation to total approved:

	Approval			Reserves and	Reserves and
Buy-Back	Date	Period	Closing Date	Profits Available	Profits Used
				(R$ in thousand)	(R$ in thousand)

1st Program	6/29/2006	365 d	10/26/2006	107,477	40,600
2nd Program	11/30/2006	365 d	6/20/2007	66,863	62,387
3rd Program	7/26/2007	365 d	10/01/07	57,710	57,710
4th Program	09/05/08	365 d	10/28/2008	38,935	38,935
5th Program	10/27/2009	365 d	Open	54,294	7,035

	Qty of Shares Planned		Percentage of		Qty. Of Shares Bought Back		Weighted		Percentage of Shares
	(in thousand)		Free Float		(in thousand)		Average Price		Purchased as to Total
									Approved
Buy-Back	ON	PN	ON	PN	ON	PN	ON	PN	ON	PN
1st Program	5,887	11,774	10.0%	4.7%	5,887	11,774	3.24	1.83	100.00%	100.00%
2nd Program	5,298	24,058	10.0%	10.0%	5,298	24,058	3.05	1.92	100.00%	100.00%
3rd Program	3,193	21,652	10.0%	10.0%	3,193	18,277	3.53	2.54	100.00%	84.4%
4th Program	52	978	10.0%	10.0%	52	862	52.50	42.00	100.00%	88.1%
5th Program	175	486	9.0%	5.7%	61	-	115.24	-	34.9%	-

For comparison, the table below shows the updated values according to the grouping and splits (Grouping of November 2007 - 20 shares for 01 share; Reverse Stock Split and Split in January 2010 - 50 shares for 01 share, and 01 share for 200 shares) in the period:

	Qty of Shares Planned		Percentage of		Qty. Of Shares Bought Back		Weighted		Percentage of Shares
	(in thousand)		Free Float		(in thousand)		Average Price		Purchased as to Total
									Approved
Buy-Back	ON	PN	ON	PN	ON	PN	ON	PN	ON	PN

1st Program	1,177	2,355	10.0%	10.0%	1,177	2,355	16.20	9.15	100.0%	100.0%
2nd Program	1,060	4,812	10.0%	10.0%	1,060	4,812	15.25	9.60	100.0%	100.0%
3rd Program	639	4,330	10.0%	10.0%	639	3,655	17.65	12.70	100.0%	84.4%
4th Program	209	3,914	10.0%	10.0%	209	3,447	13.13	10.50	100.0%	88.1%
5th Program	700	1,945	9.0%	5.7%	244	-	28.81	-	34.9%	-

Total	3,784	17,355			3,329	14,268	16.91	10.54	88.0%	82.2%

The information relating to the 5th buyback program disclosed in the above table, are updated through the date of May 31, 2010.

Other Important Information (items b.v.):

Objectives of the five (05) Repurchase Programs

Repurchase shares of the Company, without capital reduction, with the understanding of the Board to the effect that the economical conditions recommended this course of action, due to the attractiveness of the share prices prevailing at the stock exchange during the periods of each program.

Besides the information available in the tables above, other characteristics of the repurchase programs made by the Company:

1º repurchase program:

Program Resources: The reserves and profits available, informed in the table above, for item b.iv, reflect the accounting balance of March 31, 2006.

Brokers: The operation will be performed through the following brokers: Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Ipiranga nº 282 – 13º Andar, São Paulo – SP, CEP nº 01046-920; Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A., Av. Euzébio Matoso 891, Pinheiros – SP, CEP nº 05423-901; and Itaú

Corretora de Valores S.A., Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar – São Paulo – SP, CEP nº 04309-010.

2º repurchase program:

Program Resources: The reserves and profits available, informed in the table above, for item b.iv, reflect the accounting balance of September 31, 2006.

Brokers: The operation will be performed through the following brokers: Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Ipiranga nº 282 – 13º Andar, São Paulo – SP, CEP nº 01046-920; Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A., Av. Euzébio Matoso 891, Pinheiros – SP, CEP nº 05423-901; Itaú Corretora de Valores S.A., Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar – São Paulo – SP, CEP nº 04309-010; and Pactual CTVM S.A., Av. Brigadeiro Faria Lima, 3.729, 10º Andar – parte – São Paulo – SP, CEP nº 04538-133.

3º repurchase program:

Program Resources: The reserves and profits available, informed in the table above, for item b.iv, reflect the accounting balance of March 31, 2007.

Brokers: The operation will be performed through the following brokers: Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Ipiranga nº 282 – 13º Andar, São Paulo – SP, CEP nº 01046-920; Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A., Av. Euzébio Matoso 891, Pinheiros – SP, CEP nº 05423-901; and Itaú Corretora de Valores S.A., Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar – São Paulo – SP, CEP nº 04309-010.

4º repurchase program:

Program Resources: The reserves and profits available, informed in the table above, for item b.iv, reflect the accounting balance of June 30, 2008.

Brokers: The operation will be performed through the following brokers: Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Ipiranga nº 282 – 13º Andar, São Paulo – SP, CEP nº 01046-920; Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A., Av. Euzébio Matoso 891, Pinheiros – SP, CEP nº 05423-901; and Itaú Corretora de Valores S.A., Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar – São Paulo – SP, CEP nº 04309-010.

5º repurchase program:

Program Resources: The reserves and profits available, informed in the table above, for item b.iv, reflect the accounting balance of September 30, 2009.

Brokers: The operation will be performed through the following brokers: Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Av. Paulista nº 1.450 – 7º Andar, São Paulo – SP, CEP nº 01310-917; and Itaú Corretora de Valores S.A., Av. Brigadeiro Faria Lima nº 3.400, 10º andar – São Paulo – SP, CEP nº 04538-132.

19.2 With respect to the changes in the securities held in treasury, in a table, specifying kind, class and type please indicate the number, total amount and weighed average purchase price for the following::

a.      Opening balance; b. Acquisitions; c. Disposals; d. Cancellations; e. Ending Balance:

	Thousand	Total Value	Average
	of Shares	(R$ thousand)	Price (R$)
Preferred Shares
1st Buyback Program	11,774	21,517	1.83
Cancellation of shares	(11,774)	(21,517)	1.83
2º Buyback Program	24,058	46,242	1.92
Cancellation of shares	(24,058)	(46,242)	1.92
3º Buyback Program	18,277	46,424	2.54
Cancellation of shares	(18,277)	(46,424)	2.54
4º Buyback Program	862	36,206	42.00
Cancellation of shares	(862)	(36,206)	42.00
Final Balance	-	-	-

Common Shares
1º Buyback Program	5,887	19,097	3.24
Cancellation of shares	(5,887)	(19,097)	3.24
2º Buyback Program	5,298	16,144	3.05
Cancellation of shares	(3,548)	(10,812)	3.05
3º Buyback Program	3,193	11,287	3.53
Cancellation of shares	(1,443)	(5,102)	3.54
Sale of shares	(180)	(605)	3.36
	3,320	10,912	3.29
Reverse stock split (1/20)	166	10,912	65.73
4º Buyback Program	52	2,730	52.50
Cancellation of shares	(52)	(3,270)	62.88
5º Buyback Program	3	314	97.97
	169	10,686	63.15
Reverse stock split (1/50) and
Stock Split (1/200)	677	10,686	15.79
5º Buyback Program	231	6,722	29.05
Sale of shares	(893)	(16,996)	19.04
Final Balance	15	412	26.57

Final Balance (ON+PN)	15	412

Information relating to the 5th buyback program disclosed in the table above are current as of the date May 31, 2010.

19.3 With respect to the securities held in treasury at the end of the previous year, please indicate, in a table, specifying kind, class and type:

a.    Quantity; b. Weighted average price of acquisition; c. Date of acquisition; d. Percentage of the outstanding securities of the same class and type:

Common Shares	December 31, 2009
a. Number of Shares Held in Treasury	169,220
b. Weighted Average Price of Acquisition	63.27
c. Acquisition Date	2008 and 2009 Exercises
d. Percentage of Total Outstanding	8.67%

Preferred Shares	December 31, 2009

a. Number of Shares Held in Treasury	-
b. Weighted Average Price of Acquisition	-
c. Acquisition Date	-
d. Percentage of Total Outstanding	-

19.4 Any other information which the issuer deems relevant:

No further relevant information about this item "19".

20.              Securities Trading Policy

20.1     Indicate whether the Issuer has adopted a trading policy for the securities issued by it through direct or indirect controlling shareholders, , members of the Board of Directors, Fiscal Council or of any body created by a statutory provision, that performs technical or advisory functions, informing:

The Company adopted the Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by Contax Participações S.A., whose purpose is to set high standards of conduct and transparency.

a.  Date of approval

The Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by Contax Participações S.A., duly adopted by its Board of Directors on March 2, 2005, under current laws and regulations.

b. Related persons

The Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by Contax should be adopted: (i) Directors and Officers (board members and alternates, and directors), (ii) Controlling Shareholders (shareholder or shareholder group bound by a shareholders' agreement or under common control with power to control the Company pursuant Law No. 6,404/76 and subsequent amendments), (iii) shareholders who have elected member of the board or the supervisory board of the Company, (iv) by the Audit Committee (and substitutes), (v) by employees and executives with access to confidential information ("Staff") and (vi) members of other agencies with technical and consulting existing or which may be created by-laws of Contax, and also (vii) any individual who, by virtue of their function or position in the Company, the Parent Companies, Subsidiaries (corporations in which the Company, directly or through other subsidiaries, holds partner rights that ensure in a permanent manner, over the corporate resolutions and the power to elect a majority of the directors) or Associated Companies (companies in which the Company holds at least ten percent or more of the share capital without controlling them), be aware of Relevant Information about the Company, in order to adjust domestic policy to the principles of transparency and good conduct practices in the use and disclosure of relevant information and trading of securities of the Company, so that the applicable rules are observed.

The people mentioned above must sign the Consent Agreement with this Code, which will remain archived at the Company as such person remains associated with the Company, and by 5 (five) years at least, after his resignation.

c.  Key Features

            The Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by Contax covers the following main topics:

(i) conduct based on the values of good faith, loyalty and truthfulness;

(ii) duty to disclose material event or information of any kind;

(iii) duty not to use the inside information not yet disclosed;

(iv) duty to disclose their positions acionáriasdivulgada;

(v) restriction on trading of securities.

d.  provision for black-out periods and description of the procedures adopted to inspect trading in such periods

            People linked to the Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by Contax Participações S.A. will refrain from trading securities in the following periods:

(i) within one month prior to the disclosure or publication, as is the case, of the quarterly information (ITR) and annual (DFP and IAN); and

(ii) the period between the decision taken by the competent corporate body to increase or reduce the capital stock, pay dividends or stock or issue securities, and the publication of the notice, announcement or Facts.

            In addition, related persons shall abstain, except for exceptional reasons, prior and duly presented to the Director of Investor Relations of trading Securities before reaching 180 (one hundred and eighty) days of purchase.

            Upon withdrawal of the Company's management prior to public disclosure of business or event initiated during his administration, should also refrain from trading Securities for a period of 6 (six) months after his removal.

21.              Information Disclosure Policy

21.1     Describe internal standards, regulations or procedures adopted by the Issuer to ensure that the information to be publicly disclosed is gathered, processed and reported accurately and on a timely basis:

The Company has adopted corporate governance practices in order to ensure best practices and internal controls of its processes, and seeks to ensure full transparency of the business through maintaining a strong flow of public information, such as the disclosure of: (i) Quarterly Results; (ii) Material Facts and Notice to the Market; (iii) Annual Reports; (iv) filings made with SEC, CVM and BM&FBOVESPA; (v) its website; and (vi) relations with analysts, investors, press offices and other dissemination channels, in order to maintain an alignment between the interests of shareholders, represented by the board, and responsibilities of the professional managers.

Thus, the Company seeks to maintain a consistent and proactive relationship with the market, seeking to prevent certain groups of people, to have access to selective or privileged information, endeavoring to ensure that disclosure of the information is made simultaneously to all the market.

In addition, several initiatives have been adopted to improve the corporate governance practices of the Company, including the adoption of (i) a "Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by Contax Participaçes S.A.”; (ii) current Fiscal Council, (iii) policies on information security, and (iv) Ombudsman channel.

Strengthening the Corporate Governance model, the Company has the Sarbanes-Oxley Certification since 2007, demonstrating the compliance and efficiency of its structure, Internal Controls and Risk Management. The certification demands brought benefits to the Company, such as general strengthening of its internal control structure, solidification of the fundamentals of risk management and best practices of corporate governance, with the intent to improve the market perception of the Company.

21.2.    Describe the policy for the disclosure of a material act or fact adopted by the Issuer, indicating the procedures related to the maintenance of the confidentiality of undisclosed material information:

The board of directors of the Company adopted on March 2, 2005, the Code of Conduct and Transparency Disclosure and Use of Information and Trading Securities Issued by the Company in order to establish high standards of conduct and transparency, to be compulsorily observed (i) the directors (board members and alternates, and directors), (ii) Controlling Shareholders (shareholder or shareholder group bound by a shareholders' agreement or under common control with power to control the Company, pursuant to Law 6404/76 and its subsequent amendments), (iii) by shareholders who elect a member of the board or the supervisory board of the Company, (iv) by the Audit Committee (and substitutes), (v) by employees and executives with access to confidential information ("Staff") and (vi) by members of other agencies, such as technical and consulting groups, which may be established by Bylaws of the Contax, and also (vii) any individual who, by virtue of their function or position in the Company, the Parent Companies, Subsidiaries (corporations in which the Company, directly or through other subsidiaries, holds partner rights that ensure in a permanent manner, over the corporate resolutions and the power to elect a majority of the directors) or Associated Companies (companies in which the Company holds at least ten percent or more of the share capital without controlling them), aware of Relevant Information on the Company, adjusting domestic policy to the principles of transparency and good conduct practices in the use and disclosure of relevant information and trading of securities of the Company, so that the applicable rules are observed.

According to the laws of the securities exchange market, we must inform CVM and BOVESPA the occurrence of any act or fact that relates to our business. The CVM’s 358 instruction provides for the disclosure and use of information on material event relating to public companies, regulating the following: (i) establishes the concept of material fact, being included in this definition, any decision by the controlling shareholders, resolutions of the General Assembly or of the management bodies of a public company, or any other act or fact of political-administrative, technical, business or economic-financial nature or related to the company's business, which can significantly influence the (a) price of securities; (B) the decision of investors to buy, sell or hold such securities, and (c) the decision of investors to exercise any rights inherent to the holders of securities issued by the company, (ii) gives examples of facts that can be of potential relevance,  including, among others, the signing of an agreement or contract transferring the control of the company, entry or exit of a partner who contract with the company or operational, financial, technological or administrative, merger or division involving the company or related companies; (iii) requires the director of investor relations, controlling shareholders, directors, members of the Board of Directors and Audit Committee and any bodies with technical or advisory functions to communicate any material fact to the CVM, (iv) require simultaneous disclosure of relevant information in all markets where the company has its shares listed for trading, (v) require the acquirer of a controlling stake in a corporation to disclose material facts, including its intention to deregister as a public company within 1 (one) year of acquisition, (vi) rules governing disclosure of acquisition or disposition of substantial shareholding in a public company, and (vii) restricts the use of privileged information.

According to CVM Instruction 358, in exceptional circumstances, we are allowed to submit to the CVM a request for confidentiality with respect to an act or fact, when our principal shareholders or our managers understand that disclosure would jeopardize legitimate interest of our Company.

21.3.    Indicate the management members responsible for implementing, maintaining, evaluating and inspecting the information disclosure policy:

Director of Investor Relations.

21.4.    Supply other information that the issuer may deem relevant:

All relevant information was addressed in the above items.

22.              Extraordinary Business

22.1     Indicate the acquisition or disposal of any relevant asset that is not classified as a regular transaction in the Issuer’s business:

The Company has not made any acquisitions or disposals of material assets, which do not qualify for normal operation as the Company's business.

22.2.    Indicate significant changes in the conduct of the Issuer’s business:

No significant changes occurred in the formation of our business.

22.3.    Identify the relevant agreements entered into by the Issuer and its subsidiaries that are not directly related to its operating activities:

There were no material contracts entered into by the Company and its parent out of their operational activities.

22.4.    Supply other information that the Issuer may deem relevant:

All relevant information was addressed in the above items.

CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

CONTAX PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ)

no. 04.032.433/0001-80

Corporate Registry ID (NIRE) 33300275410

REFERENCE FORM – Item 9

 For the fiscal year ended: December 31, 2009

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

In compliance with CVM Instruction nº 481/2009, the Company discloses the proposal for the allocation of the net revenue for the year ended on December 31, 2009.

1.    Net income of the fiscal year:

Net income was R$ 139,915,526.10

2.    Total amount and amount per share of dividends, including interim dividends and interest on net equity (JCP):

Total dividends            R$            90,000,000.00

Dividends per share   R$ [6]      1.52

3.    Percentage of the net income of the fiscal year paid:

Management´s proposal is equivalent to 64.3% of the net income for the year. In regards to adjusted income (after the legal reserve), the payout is equivalent to 73.5%.

4.    Total amount and amount per share of dividends paid based on net incomes of preceding fiscal years:

Not applicable.

5.    After deduction of interim dividends and interest on net equity, information on:

a.     Gross amount of dividend and of interest on net equity in a segregated form, per share of each share type and class

All proposed amount is derived only from dividends:  (R$ 90,000,000.00)

b.     Term and conditions of payment of dividends and interest on net equity

Dividends will be credited to the accounts of shareholders who

[6] Based on total shares excluding treasury in December 31, 2009, but considering the effects of the reverse split and split that occurred on January 18, 2010.

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

have updated records at the Banco do Brasil or who hold shares in brokerage registered at CBLC. The others, should seek an agency of the Banco do Brasil to carry out the withdrawal.

Payment will occur until December 30th, 2010.

c.     Monetary adjustment and interest on dividends and on interest on net equity.

The dividends will be corrected by applying the Reference Rate (RT) from January 01, 2010 until the start date of the payments.

d.     Date of statement of the dividends and interest on net equity payment for purposes of identifying the shareholders entitled to such payment.

The date of statement of the dividends for purposes of identifying the shareholders entitled to such payment will be defined in the General Shareholder´s Meeting that will take place in April 28, 2010.

6.    In the event dividends or interest on net equity has been paid against net incomes registered in half-yearly balance sheets or balance sheets prepared in shorter periods:

a.     Amount of dividends or interest on net equity paid

Not applicable

b.     Payment date

Not applicable

7.    Comparative table indicating the following amounts per share for

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

each share type and class:

a.     Net income of the current fiscal year and of the 3 (three) preceding fiscal years

	2009	2008	2007
Net Income	139,915,526.10	92,407,639.96	47,373,483.83

Weighted Average Quantity of Shares¹
Preferred	36,681,000	39,120,832	42,817,744
Common	22,424,789	22,570,068	22,989,260

Earnings Per Share¹	2009	2008	2007
Preferred	2.37	1.50	0.72
Common	2.37	1.50	0.72

1) For comparison purposes, the average number of shares for each year, are shown replicating the effects of the reverse split and split that occurred on January 15, 2010.

b.     Dividend and interest on net equity paid in the 3 (three) preceding fiscal years

Dividends	2009	2008	2007
Preferred	55,865,319.58	31,206,189.43	7,770,862.42
Common	34,134,680.42	18,793,810.57	5,642,747.59
Total Dividends	90,000,000.00	50,000,000.00	13,413,610.01
Dividends per Share (R$/ share)¹	2009	2008	2007²
Preferred	1.52	0.85	0.19
Common	1.52	0.84	0.25

1) Figures calculated based on shares outstanding on December 31 of each year

2) In 2007, the dividend distributed to common shares was higher than those distributed to the preferred shares, since dividends in 2005 and 2006 prioritized the payment of the preferredshareholders. The proportions of the common shares dividends for those years were retained asunrealized profits, being realized in 2007.

8.    Allocation of net income to legal reserve:

a.     Amount allocated to legal reserve:

The total amount of the legal reserve was R$ 6.441.587,28.

b.     Information on the calculation of the legal reserve:

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

Calculation of Legal Reserve

Net Income		139,915,526.10
(-) Accumulated Losses		(11,083,780.59)
Net Income After Compensation of Accumulated Losses		128,831,745.51
Legal Reserve	(5%)	6,441,587.28

9.    Fixed or minimum dividends:

a.     Information on the calculation of the fixed or minimum dividends

The preferred shares have priority in repayment in the eventual liquidation of the Company, without premium, and payment of non-cumulative dividends in the minimum of: (i) 6% p. y. on the value resulting from dividing the subscribed capital by the number of the Company's preferred shares, or (ii) 3% of the shareholder’s equity of each share, whichever is greater between the two, calculated as follows:

Calculation of Minimum Dividends	2009

Amount of the Capital Stock	223,873,116
x Preferred Shares %	62.06%
x Minimum Dividends %	6%
Minimum Dividends	8,336,002.85

Shareholders´ Equity	432,657,286
x Preferred Shares %	62.06%
x Statutory Dividends %	3%
Minimum Statutory Dividends	8,055,081.45

b.     Information on whether the net incomes of the fiscal year are sufficient for the payment in full of the fixed or minimum dividends

Profit for the year exceeds the minimum required for full payment of dividends.

c.     Information on whether any portion of non-paid dividend is cumulative

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

Not applicable

d.     Information on the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The proposed dividend for preferred shares exceeds the minimum dividend calculated as provided by art. 5º,§ 3º of the Company’s bylaws. The minimum amount of the dividend would be R$ 8.336.002,85.

e.     Information on the amount of fixed or minimum dividend to be paid per preferred share of each class

If only minimum dividends were paid, the value per preferred share would be R$ 0.23.

10. Mandatory dividend:

a.     Information on the calculation of the mandatory dividend according to the Company´s bylaws

According to art. 29, of the Company’s bylaws, the mandatory dividend is calculated according to table:

Net Income	139,915,526.10
(-) Accumulated Losses	(11,083,780.59)
Net Income after Compensation of Accumulated Losses	128,831,745.51
(-) Constitution of Legal Reserve	(6,441,587.28)
Adjusted Net Income	122,390,158.23
Minimum Dividends (25%)	30,597,539.56

The company is proposing additional R$ 59,402,460.44 surplus as dividends, totaling R$ 90 million of proposed dividends.

b.     Information on whether the mandatory dividend has been fully paid

The mandatory dividend is being paid in full, as well as the portion of the surplus dividend.

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

c.     Information on retention of any portion of the mandatory dividend

Not applicable.

11. Retention of mandatory dividend:

a.     Information on any withheld amount

Not applicable.

b.     Description of Company´s financial condition, addressing aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c.     Reason for withholding mandatory dividend

Not applicable.

12. Allocation of net income to the reserve for contingencies

a.     Amount allocated to the reserve for contingencies

Not applicable.

b.     Identify the loss considered probable and its cause

Not applicable.

c.     Reasons why the loss was considered probable

Not applicable.

d.     Reasons for the creation of the reserve

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

Not applicable.

13. Allocation of net income to the reserve for unrealized net incomes

a.     Amount allocated to the reserve for unrealized net incomes

Not applicable.

b.     Nature of the unrealized net income which gave reason for the creation of the reserve

Not applicable.

14. Allocation of net income to the statutory reserves

a.     Provisions of the bylaws which authorizes the creation of the reserve

Art. 29, paragraph 2, of the Company’s bylaws establishes the allocation of remaining income, after the dividends proposition, to the statutory reserve. The purpose of this reserve is to ensure the Company’s investments interest and to strengthen working capital.

b.     Amount allocated to the reserve

The amount that was allocated to the reserve is R$ 32,390,158.23

c.     Calculation of the amount to be allocated to the reserve

After the proposition of the dividends, remaining balance was destined for the statutory reserve, as shown below:

Adjusted Net Income	122,390,158.23
(-) Minimum Dividends	(30,597,539.56)
(-) Exceeding Dividends	(59,402,460.44)
Net Income After Dividends Proposition	32,390,158.23
Sum allocated to the Statutory Reserve	32,390,158.23

EXHIBIT9-1-II

ALLOCATION OF NET INCOME

15.  Retention of profits under approved budget

a.     Amount allocated to the reserve

Not applicable.

b.     Copy of the approved budget

Not applicable.

16. Allocation of net income to the reserve for tax incentives

a.     Amount allocated to the reserve

Not applicable.

b.     Information on the nature of the allocation

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.